

UNIVERSAL TECHNICAL INSTITUTE

MIAT COLLEGE OF TECHNOLOGY · MMI MOTORCYCLE MECHANICS INSTITUTE · MMI MARINE MECHANICS INSTITUTE · NASCAR TECHNICAL INSTITUTE



Official Training Partner for Top Brands Worldwide




AUTO

AVIATION

CNC

COLLISION

DIESEL




FY22 A Message To Our Shareholders

Annual Report

ENERGY

HVACR

IMT

MOTO

NASCAR




Industries we serve
*Transportation
Skilled Trades
Energy*




NDT

MARINE

ROBOTICS

WELDING

WIND

A MESSAGE TO OUR SHAREHOLDERS

This past year was a pivotal one for us, as we significantly expanded the reach and breadth of our program offerings positioning the company as a growing workforce solutions provider for a wide range of skills, careers, and fields going forward. We made significant progress on executing our long-term strategy and are well on our way to transforming this Company into everything we know it can become.

HERE ARE A FEW KEY METRICS REGARDING OUR EXECUTION

Full Year Revenue of $418.8 Million In 2022,	**Full Year Net Income Was $25.8 Million**	**New Student Starts In The Full Year Increased 2.7%**
an increase of 25.0% compared to the prior year.	compared to $14.6 million in the prior year.	from the prior year, while average active students increased 11.7%.

During the year, we opened new campuses in Texas and Florida to meet the ongoing need for skilled transportation workers and continued to optimize our campus footprint, yielding both cost efficiencies and freeing up space to add new programs to our sites. This included purchasing the Lisle campus, consolidating the MMI-Phoenix campus into the Avondale, Arizona location and consolidating the Orlando, Florida campus into one site. We also opened new welding programs at our North Carolina and Pennsylvania campuses, and we completed the acquisition and integration of MIAT College of Technology. The latter enables us to expand MIAT programs to UTI campuses nationwide, which we are planning to execute beginning in the second half of fiscal 2023.

In alignment with the transportation industry's move toward electric vehicles (EV), UTI began piloting EV training coursework at three California campuses and selected Bosch to develop additional EV training. Building on this momentum, several campuses rolled out new manufacturer-specific advanced training that integrates EV, hybrid, and battery-electric classwork, including Ford's Accelerated Credential Training and Volvo's Tekniker Apprenticeship Program. Additional program expansions in 2022 included the addition of the BMW FastTrack program at five campuses.

There was also a transformative change announced in Fiscal Year 2022 that will have a long-term impact on the growth and trajectory of our company. In May 2022, we announced our intent to acquire Concorde Career Colleges which reflects our strategic intent to expand beyond our current transportation and skilled trades offerings and into the healthcare education segment, broadening our potential student population to include an entirely new demographic by offering a wider range of educational opportunities that are in demand by employers and industry.

I am incredibly proud to lead this team of high-impact leaders and forward-thinking innovators. In 2022, their hard work, our growth, and our focused financial execution were recognized when UTI rejoined the Russell 3000® Index, and in the strong earnings reported for the year.

Together, we remain driven and excited about the opportunities ahead of us, which include delivering quality education and strong outcomes for our students and creating incremental value for our shareholders.



Sincerely,

Jerome A. Grant
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number 1-31923

UNIVERSAL TECHNICAL INSTITUTE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**86-0226984**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4225 East Windrose Drive, Suite 200
Phoenix, Arizona 85032
(Address of principal executive offices)

(623) 445-9500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	UTI	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☑

Non-accelerated filer ☐   Smaller reporting company ☐

                                                             Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

At November 30, 2022, 33,774,821 shares of common stock were outstanding. The aggregate market value of the shares of common stock held by non-affiliates of the registrant on the last business day of the registrant's most recently completed second fiscal quarter (March 31, 2022) was approximately $284,000,000 (based upon the closing price of the common stock on such date as reported by the New York Stock Exchange). For purposes of this calculation, the registrant has excluded the market value of all common stock beneficially owned by all executive officers and directors of the registrant.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES
INDEX TO FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2022

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), Section 27A of the Securities Act of 1933, as amended ("Securities Act") and the Private Securities Litigation Reform Act of 1995, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. From time to time, we also provide forward-looking statements in other materials we release to the public as well as verbal forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions (including the negative form of such expressions) intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our current expectations and assumptions, do not strictly relate to historical or current facts, any of which may not prove to be accurate. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Important factors that could cause actual results to differ from those in our forward-looking statements include, without limitation:

- failure of our schools to comply with the extensive regulatory requirements for school operations;
- our failure to maintain eligibility for federal student financial assistance funds;
- continued Congressional examination of the for-profit education sector;
- our failure to maintain eligibility for or the ability to process federal student financial assistance;
- regulatory investigations of, or actions commenced against, us or other companies in our industry;
- the effect of public health pandemics, epidemics or outbreak, including COVID-19;
- changes in the state regulatory environment or budgetary constraints;
- our failure to realize the expected benefits of our acquisitions;
- our failure to successfully integrate our acquisitions;
- our failure to improve underutilized capacity at certain of our campuses;
- enrollment declines or challenges in our students' ability to find employment as a result of macroeconomic conditions;
- our failure to maintain and expand existing industry relationships and develop new industry relationships with our industry customers;
- our ability to update and expand the content of existing programs and develop and integrate new programs in a timely and cost-effective manner while maintaining positive student outcomes;
- our failure to effectively identify, establish and operate additional schools, programs or campuses;
- the effect of our principal stockholder owning a significant percentage of our capital stock, and thus being able to influence certain corporate matters and the potential in the future to gain substantial control over our company;
- the impact of certain holders of our Series A Preferred Stock owning a significant percentage of our capital stock, their ability to influence and control certain corporate matters and the potential for future dilution to holders of our common stock;
- a loss of our senior management or other key employees; and
- risks related to other factors discussed in this Annual Report on Form 10-K, including those described in Item 1A. "Risk Factors."

The factors above are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Many events beyond our control may determine whether results we anticipate will be achieved. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. Among the factors that could cause actual results to differ materially are the factors discussed under Part 1, Item 1. "Business" and Item 1A. "Risk Factors," and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should bear this in mind as you consider forward-looking statements.

Also, these forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. Except as required by law, we undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. We qualify all of the forward-looking statements in this Annual Report on Form 10-K, including the documents that we incorporate by reference herein, by these cautionary statements. You are advised, however, to consult any further disclosures we make on related subjects in our reports and filings with the Securities and Exchange Commission ("SEC").

PART I

ITEM 1. BUSINESS

Overview

Founded in 1965, with more than 250,000 graduates in its history, Universal Technical Institute, Inc. ("we," "us" or "our") is a leading provider of transportation and technical training programs. As of September 30, 2022, we offered certificate, diploma or degree programs at 16 campuses across the United States under the banner of several well-known brands, including Universal Technical Institute ("UTI"), Motorcycle Mechanics Institute and Marine Mechanics Institute (collectively, "MMI"), NASCAR Technical Institute ("NASCAR Tech"), and MIAT College of Technology ("MIAT"). Additionally, we offer manufacturer specific advanced training ("MSAT") programs, including student-paid electives, at our campuses and manufacturer or dealer sponsored training at certain campuses and dedicated training centers. We offer the majority of our programs in a blended learning model that combines instructor-facilitated online teaching and demonstrations with hands-on labs.

All of our campuses are nationally accredited and are eligible for federal student financial assistance funds under the Higher Education Act of 1965, as amended ("HEA"), commonly referred to as Title IV Programs, which are administered by the U.S. Department of Education ("ED"). Our programs are also eligible for financial aid from federal sources other than Title IV Programs, such as the programs administered by the U.S. Department of Veterans Affairs ("VA") and under the Workforce Innovation and Opportunity Act.

Business Model and Industry Partnerships

We serve students, partners and communities by providing quality education and training for in-demand careers. We continue to evolve our business model to provide our students with accessible, affordable training with a focus on bringing education to the students at convenient locations. The market for qualified service technicians across the programs that we offer is large and growing. The United States Department of Labor Bureau of Labor Statistics ("U.S. DOL BLS") estimates that an average of approximately 117,000 new job openings, due to growth and net replacements, will exist annually for newly trained technicians in the automotive, diesel, and collision fields through 2031. Additionally, the U.S. DOL BLS estimates that an average of 42,500 new jobs openings for industrial machinery mechanics, 47,600 new job openings for welders, 40,100 new job openings in the HVAC industry, 14,700 new job openings for computer-controlled machine tool operators, 13,100 new job openings for avionic technicians, 6,100 new job openings for robotics, 4,800 new job openings for marine and motorcycle technicians and 1,900 new job openings for wind turbine service technicians will exist annually for new entrants through 2031 in these fields.

Our student recruitment efforts begin with our commitment to positive outcomes, both for our students and our industry relationships. We use a multi-touch media approach for our three primary admissions channels (high school, adult, and military) to enroll and start students, which involves national and local outreach to generate a high quality and quantity of prospective students. To maximize the likelihood of student retention and graduation, our admissions process is intended to identify students who have the desire and ability to succeed in their chosen program. In addition, we have established processes to identify students who may be in need of assistance to succeed in and complete their chosen program. To assist these students in graduating, we employ student service professionals that provide tutoring, and academic, financial, personal, and employment advisement. Additionally, as our campus locations do not offer housing for students, we have service professionals who leverage third-party relationships and assist our students in finding affordable housing near our campuses.

To ensure our programs provide students with the necessary hard and soft skills needed upon graduation, we have relationships with over 35 original equipment manufacturers ("OEMs") and industry brand partners across the country to understand their needs for qualified service professionals. Through our industry relationships, we are able to continuously refine and expand our programs and curricula. We believe our industry-focused educational model and national presence have enabled us to develop valuable industry relationships, which provide us with significant competitive advantages and supports our market leadership, along with enabling us to provide highly specialized education to our students, resulting in enhanced employment opportunities and the potential for higher wages for our graduates.

Our industry relationships also extend to thousands of local employers, after-market retailers, fleet service providers and enthusiast organizations. Other target groups for relationship-building, such as parts and tools suppliers, provide us with a variety of strategic and financial benefits that include equipment sponsorship, new product support, licensing and branding opportunities and financial sponsorship for our campuses and students.

Business Strategy

Our core business strategies are aligned with our mission to serve students, partners and communities by providing quality education and training for in-demand careers. Additionally, as we evolve our business model, we are focused on growth and diversification achieved through acquisitions, opening new campus locations, expanding program offerings, and new funding and business operating models.

Recruit, Train and Identify Employment Opportunities for More Students

Our student recruitment efforts begin with our commitment to positive outcomes for our students and our industry relationships. Our responsibility to present job-ready graduates to employers requires that we recruit, enroll and train prospective students who have the drive and potential to successfully pursue a career in their field of training.

Our student recruitment efforts for prospective students are conducted through three admissions channels:

- *High School:* Field-based representatives develop and maintain relationships with high school guidance counselors, teachers and administrators as well as local employers. These representatives generate student interest in pursuing a professional technician career path and our training programs through career presentations and workshops at high schools and career fairs and inviting students and their influencers on field trips and tours of our campuses and local employers' businesses.
- *Adult*: Campus-based representatives serve adult career-seeking or career changing students who typically inquire with our schools as a result of our advertising campaigns.
- *Military*: Our military representatives are strategically located throughout the country. These representatives focus on building relationships with military installations in order to serve the needs of those transitioning from military service.

We collaborate with employers to help prospective students and their families understand the potential career opportunities that may be available during and after completing one of our programs. As competition for the graduates we train grows, employers are increasingly partnering with us to raise awareness of the benefits of a technician career path for prospective students.

Return on Education

We provide an excellent return on our students' education investment by working with our industry partners to offer manufacturer-specific training that is tailored to industry standards and requirements, that improves students' opportunities to find employment and maximizes their earnings potential. We actively engage transportation industry partners in defining our core curriculum and improving and expanding our MSAT courses. We regularly evaluate program offerings, schedules and locations that are most appealing to students and aligned with employer expectations. We also update and expand our core and MSAT courses to align our training programs with current industry standards and requirements.

These unique industry-aligned course offerings make our students more valuable to employers by giving them training that is consistent with industry needs and rapidly changing technology and the opportunity to earn a variety of industry-recognized certifications and credentials. As a result, we believe we are well positioned to better meet the industry's demand for skilled technicians.

We provide relevant services to assist students with possible tuition financing options, educational and career counseling, opportunities for part-time work while attending school, and ultimately, graduate employment. Our national career services team develops job opportunities and outreach, while our local career services teams advise active students on employment search and interviewing skills, facilitate employer visits to campuses, provide access to reference materials and assist with the composition of resumes.

Strengthen Industry Relationships

Our relationships with leading manufacturer brand partners and other strategic partners are important to our business. We deliver value to these partners and employers by functioning as an efficient hiring source and low cost training option for new and existing technicians. These relationships give us direct input on the latest needs and requirements of employers, which not only guides our prospective student recruitment, but also strengthens our curricula and our students' opportunities for employment and higher earnings after graduation. In addition, our manufacturer brand partners support our students through manufacturer-paid courses, scholarships, tuition reimbursement programs and early employment initiatives.

Growth and Diversification

Our growth strategy is predicated on adding new campuses and expanding program offerings in the transportation and skilled trades fields. We also have the opportunity to pursue our growth strategy through acquisitions. With a national higher-education market in transition, we are exploring potential acquisition opportunities that would allow us to enter new markets, expand our presence in existing markets, broaden our program offerings, enter into adjacent markets such as other skilled trades or high demand energy, or that could drive significant cost and operational synergies.

Our diversification strategy is focused on program diversification by adding new disciplines; evolving our instructional and delivery model to leverage enabling technologies resulting in better usage of campus facilities and instructional costs per student; executing on new instructional strategies that drive student outcomes and allow the business to more effectively scale; and identifying and adding new ways for programs to be funded by and for students.

During the year ended September 30, 2022, we executed the following as part of our growth and diversification strategy:

Acquisitions

- Entered into a definitive agreement to acquire Concorde Career Colleges, Inc. ("Concorde") in May 2022. Concorde is a leading provider of industry-aligned healthcare education programs in fields such as nursing, dental hygiene and medical diagnostics. Concorde currently operates 17 campuses across eight states with approximately 8,000 students, and offers its programs in ground, hybrid and online formats. The acquisition aligns with our growth and diversification strategy, which is focused on offering a broader array of high-quality, in-demand workforce solutions which both prepare students for a variety of careers in fast-growing fields and help close the country's skills gap by leveraging key industry partnerships. On December 1, 2022, we closed the Concorde acquisition.
- Completed the acquisition of MIAT College of Technology ("MIAT") from HCP & Company on November 1, 2021. MIAT had an average of approximately 950 undergraduate full-time active students during the year ended September 30, 2022 through its campuses in Canton, Michigan and Houston, Texas. MIAT offers vocational and technical certificates as well as associates degrees in fields with robust and growing demand for skilled technical workers, including aviation maintenance, energy technology, wind power, robotics and automation, non-destructive testing, HVACR, and welding. The acquisition enables us to further expand our program offerings into growing industry sectors and rapidly expanding fields likely to be bolstered by technological innovation and the country's focus on sustainable energy.

Campus Openings and Optimization

- Expanded our operations through the opening of our new campuses in Austin, Texas and Miramar, Florida. Austin is our third school in Texas and Miramar is our second school in Florida. Both campuses help to broaden the reach of our skilled trade programs to high demand geographies.
- Completed the consolidation and reconfiguration of our UTI and MMI Orlando, Florida campus facilities into one site and the consolidation of the MMI Phoenix campus into our Avondale, Arizona building.
- Purchased the Lisle, Illinois campus in February 2022, for approximately $28.7 million in cash consideration, including closing costs and other fees and assumed debt of $18.3 million. In April 2022, we completed the financing for the purchase which retired the assumed debt and replenished approximately $20.0 million of the funds used to purchase the campus. See Notes 9, 12, 13 and 15 of the notes to our consolidated financial statements herein for additional details on the purchase and related debt and interest rate swap.

Program Expansion and New Industry Partnerships

- Executed on the next phase of our growth and diversification strategy by announcing the addition of 15 new programs across our campus footprint, including Aviation, HVACR, Robotics, Industrial Maintenance and Wind Energy Technician training to UTI and NASCAR Tech branded campuses, and initiated efforts to add Auto and

Diesel Essentials to the MIAT Canton, Michigan campus. Pending all regulatory approvals, the initial planned program additions are projected to begin launching in the second quarter of 2023.

- Launched electric vehicle ("EV") technician training coursework to meet increasing demand for clean cars and trucks. This enhanced training is the initial step in our overall EV strategy to prepare future technicians for anticipated increasing EV sales in the coming decades.

  - As part of this initiative, we rolled out new curriculum in our Ford Accelerated Credential Training program to prepare students for the next generation of vehicles on the road. This new curriculum will feature blended learning courses on high voltage systems safety, hybrid vehicle components and operation, EV battery components and operation and an introduction to high voltage battery service, as well as a Ford instructor-led class on hybrid and EV operation and diagnosis.

  - We have also selected Bosch to support the development of new courseware that helps meet the needs of the growing EV market, which continues to see record sales and a demand for skilled technicians.

- Expanded our welding technology program to our Mooresville, North Carolina and Exton, Pennsylvania campuses in January and July 2022, respectively.

- Launched the BMW Fast Track program at our Avondale, Arizona and Orlando, Florida campuses in January 2022, our Long Beach, California campus in April 2022, our Houston, Texas campus in May 2022 and our Exton, Pennsylvania campus in August 2022. We expect to launch the program at our Lisle, Illinois campus in Spring 2023 and Miramar, Florida campus in Summer 2023.

- Formed a new strategic alliance with Napa Auto Parts ("NAPA"). NAPA will supply essential parts for hands-on labs, including brake kits, rotors, bulbs, bearing kits, wheel weights and more. The initial stage of the partnership will impact UTI, MMI and NASCAR Tech campuses and may be expanded to MIAT-branded campuses in the future.

Schools and Programs

We offer certificate, diploma or degree programs at campuses across the United States under the banner of several well-known brands. The majority of our UTI programs are designed to be completed in 36 to 90 weeks while our MIAT programs are completed in 28 to 96 weeks. Our advanced training programs range from 12 to 23 weeks in durations. These programs culminate in a certificate, diploma, associate of occupational studies degree, or associate of applied science degree depending on the program and campus. Tuition rates vary by type and length of our programs and the program level, such as core or advanced training.

The table below sets forth our current locations that operate under the UTI, MMI, NASCAR Tech, and MIAT brands, the year the campus opened, and the principal programs taught at each location.

Location	Brand	Year Campus Opened	Principal Programs
Arizona (Avondale)	UTI	1965	Automotive; Diesel; Welding
Arizona (Avondale)[(1)]	MMI	1973	Motorcycle
California (Long Beach)	UTI	2015	Automotive; Diesel; Collision Repair and Refinishing; Welding
California (Rancho Cucamonga)	UTI	1998	Automotive; Diesel; Welding
California (Sacramento)	UTI	2005	Automotive; Diesel
Florida (Miramar)	UTI	2022	Automotive; Diesel; Welding
Florida (Orlando)	UTI/MMI	1986	Automotive; Diesel; Motorcycle; Marine
Illinois (Lisle)	UTI	1988	Automotive; Diesel; Welding
Michigan (Canton)	MIAT	1969	Airframe and Powerplant; Aviation Maintenance; Energy; HVACR; Industrial Maintenance; Robotics & Automation; Wind Power; Welding
New Jersey (Bloomfield)	UTI	2018	Automotive; Diesel; Welding
North Carolina (Mooresville)	NASCAR Tech	2002	Automotive; NASCAR; CNC Machining; Welding
Pennsylvania (Exton)	UTI	2004	Automotive; Diesel; Welding

Location	Brand	Year Campus Opened	Principal Programs
Texas (Austin)	UTI	2022	Automotive; Diesel; Welding
Texas (Dallas/Ft. Worth)	UTI	2010	Automotive; Diesel; Welding
Texas (Houston)	UTI	1983	Automotive; Diesel; Collision Repair and Refinishing; Welding
Texas (Houston)	MIAT	2010	Airframe and Powerplant; Aviation Maintenance; Energy; HVACR; Industrial Maintenance; Non-Destructive Testing; Robotics & Automation; Wind Power; Welding

(1) As previously noted, the MMI Phoenix, Arizona campus was consolidated into our Avondale, Arizona building during fiscal 2022. While the MMI program shares the same building as UTI in Avondale, it is considered a separate campus for our reporting requirements to the ED.

Description of Current Programs Offered

Many of our students receive their training in a blended training model that combines instructor-facilitated online teaching and demonstrations with hands-on labs. The blended learning model not only increases access for students, but better prepares them to be life-long learners as technicians today perform many day-to-day tasks and continuing education courses online or on a digital device.

The table below provides an overview of the programs taught by UTI owned and operated institutions, including the year a program was first offered at one of our campuses, the focus of the program, and the type of employment the program was designed to prepare graduates to obtain.

Program	Year Established	Program Focus	Target Job Placement[1]
Automotive	1965	Diagnose, service and repair automobiles	Entry-level service technicians in automotive dealer service departments or automotive repair facilities
Diesel	1968	Diagnose, service and repair diesel systems and industrial equipment	Entry-level service technicians in medium and heavy truck facilities, truck dealerships, or in service and repair facilities
Airframe and Powerplant	1969	Aircraft troubleshooting, hydraulics and pneumatics, powerplant lubrication systems and turbine engine operation	Entry-level opportunities in various areas of the aviation industry
Automotive/Diesel	1970	Diagnose, service and repair automobiles and diesel systems	Entry-level service technicians in automotive repair facilities, automotive dealer service departments, diesel engine repair facilities, medium and heavy truck facilities, truck dealerships, or in service and repair facilities
Motorcycle	1973	Diagnose, service and repair motorcycles and all-terrain vehicles	Entry-level service technicians in motorcycle dealerships and independent repair facilities
Marine	1991	Diagnose, service and repair boats	Entry-level service technicians for marine dealerships and independent repair shops, as well as for marinas, boat yards and yacht clubs
Collision Repair and Refinishing	1999	How to repair non-structural and structural automobile damage as well as how to prepare cost estimates on all phases of repair and refinishing	Entry-level technicians at OEM dealerships and independent repair facilities

Program	Year Established	Program Focus	Target Job Placement[1]
NASCAR	2002	Automotive training along with additional NASCAR-specific elective courses	Entry-level service technicians in automotive dealer service departments or automotive repair facilities, or opportunities in racing-related industries
Energy Technology	2007	Associate of Applied Science degree which focuses on power generation, wind power, compression technology and powerplant operations	Entry-level positions in the wind, nuclear, gas, coal, power distribution, or solar industries
Industrial Maintenance	2007	Diagnose, service, test and repair various types of machinery	Entry-level industrial maintenance technician in a wide range of industries including gas, coal, nuclear and solar industries
Wind Power	2007	Diagnose, service and repair wind turbine towers	Entry-level service technicians for the wind power industry
Aviation Maintenance Technology	2012	Perform inspections, routine maintenance and repairs to keep aircraft in operating condition	Entry-level service technicians in aviation repair stations and hangers, and on airfields
Heating, ventilation, air conditioning and refrigeration (HVACR)	2012	An awareness of safety procedures, knowledge of heating and cooling, familiarity with tools used in the industry, and the ability to perform a variety of manual skills	Entry-level service technicians in the heating and cooling industry
Welding	2017	How to weld various materials using a wide range of welding processes	Entry-level welders in the construction, structural, pipe, mechanical contracting and fabrication industries.
CNC Machining	2017	How to produce precision parts used in high-performance engines and a wide variety of trucks, motorcycles, cars and boats, and also in industrial applications, aerospace components and medical and surgical equipment	Entry-level CNC operators in the manufacturing and mechanical fabrication industries
Robotics & Automation	2018	Robotics is the process of creating and using robots to complete certain tasks. Automation refers to the process of using technology to perform tasks typically completed by humans.	Entry-level technician in a variety of industries
Non-Destructive Testing	2019	Training in the discipline focused on the quality and serviceability of materials and structures	Entry-level technicians in a variety of industries, from oil and gas and manufacturing to power generation and aviation

(1) Target job placement describes the type of employment the program was designed to prepare graduates to obtain. Graduates may also secure positions outside of the Target Job Placement, including, for example, parts associate, service technician, fabricator, paint and preparation, and shop owner or operator, among others.

Manufacturer Specific Advanced Training ("MSAT") Programs

In addition to the program offerings noted above, we also offer advanced training programs in the form of manufacturer-paid post-graduate MSAT programs and in the form of student-paid MSAT courses, which may be added as electives to a student's core automotive, diesel or motorcycle program.

Manufacturer-Paid MSATs

A select number of students are offered manufacturer-paid MSATs, which are paid for by the manufacturer and/or its dealers in return for a commitment by the student to work for a dealer of that manufacturer for a certain period of time upon completion of the program. Students who are high performing graduates of an automotive or diesel program may apply to be selected for these programs. The programs range from 12 to 23 weeks in duration. Our manufacturer-paid MSATs are intended to offer in-depth instruction on specific manufacturers' products, qualifying a graduate for employment with a dealer seeking highly specialized, entry-level technicians with brand-specific skills.

We currently offer the following manufacturer-paid MSAT programs using vehicles, equipment, specialty tools and curricula provided by our manufacturer brand partners:

Manufacturer-Paid MSAT Programs Offered	Location
Fendt Technician Academy by AGCO	Lisle
Mercedes-Benz DRIVE	Mercedes-Benz facilities in Long Beach, California, Jacksonville, Florida, Robbinsville, New Jersey and Grapevine, Texas
Peterbilt Technician Institute	Lisle, Dallas/Ft. Worth
Porsche Technician Apprenticeship Program (PTAP)	Porsche facilities in Eastvale, California, Atlanta, Georgia, and Easton, Pennsylvania
Volvo Tekniker Apprenticeship Program[1]	Avondale, Volvo facility in Ridgeville, South Carolina

(1) The Volvo South Carolina training facility launched in June 2022.

Student-Paid MSATs

We currently offer the following student-paid MSAT programs using vehicles, equipment, specialty tools and curricula provided by and/or developed in collaboration with our manufacturer brand partners:

Student-Paid MSAT Programs Offered	Location
UTI and NASCAR Tech Campuses	
BMW FastTrack[1]	Avondale, Exton, Houston, Long Beach, Orlando
Cummins Engines	Avondale, Exton, Houston
Cummins Power Generation	Avondale
Daimler Trucks Finish First Program	Avondale, Lisle, Orlando
Ford Accelerated Credential Training (FACT)	Avondale, Rancho Cucamonga, Sacramento, Orlando, Lisle, Mooresville, Bloomfield, Exton, Houston
General Motors Technician Career Training	Avondale
Mopar TEC by Fiat Chrysler Automobiles US LLC	Mooresville
Toyota Professional Automotive Technician (TPAT)	Lisle, Rancho Cucamonga
MMI Campuses	
American Honda Motor Company, Inc.	Avondale, Orlando
BMW Motorrad of North America, LLC	Avondale, Orlando
Harley-Davidson Motor Company	Avondale, Orlando
Kawasaki Motors Corporation, USA	Avondale, Orlando
Mercury Marine	Orlando
Suzuki Motor of America, Inc.	Avondale, Orlando
Volvo Penta of the Americas	Orlando
Yamaha Motor Corporation, USA	Avondale, Orlando

(1) The BMW STEP program was replaced in fiscal 2022 with the BMW FastTrack Program, a student-paid MSAT program. The FastTrack program is targeted to expand the BMW footprint to seven UTI campuses, with Avondale and Orlando launched in January 2022, Long Beach launched in April 2022, Houston launched in May 2022 and Exton launched in August 2022. It is also expected to launch at Lisle in Spring 2023 and Miramar in Summer 2023.

Military Base Programs

In addition to the MSATs noted above, in partnership with the military and select industry partners, we have been developing and implementing advanced training programs at select military base locations. Military base programs differ from our traditional MSATs in that the students do not complete our traditional core programs at a UTI campus before entering these advanced training programs. These programs range from 12 to 16 weeks and are available to all men and women transitioning out of the military. Candidates are interviewed and selected for these programs. Additionally, to be considered, candidates must be within six months of their separation dates from the military. There is no tuition cost to the participating service members.

We currently offer the following military base programs using vehicles, equipment, specialty tools and curricula provided by and/or developed in collaboration with certain manufacturer brand partners:

Military Base Programs Offered	Location
BMW Military Service Technician Education Program	Marine Corps Base Camp Pendleton in California U.S. Army Base Fort Bragg in North Carolina
Penske Premier Truck Group Technician Skills Program	Fort Bliss in El Paso, Texas

Affordability and Accessibility

During the year ended September 30, 2022, tuition at our UTI, MMI and NASCAR Tech campuses ranged from approximately $20,000 for our CNC program (lasting 36 weeks) to $60,000 for our Automotive and Diesel program with one specialized elective program (lasting 90 weeks). During fiscal 2022, tuition at our MIAT campuses ranged from approximately $20,000 for our Industrial Maintenance Technician program (lasting 28 weeks) to $50,000 for our Aviation Maintenance Technology program (lasting 96 weeks). During the year ended September 30, 2022, the average annual revenue per student was approximately $32,600, net of scholarships or grants funded by the institution. We are focused on making our training more affordable and accessible through financing options, proprietary loans, institutional and relocation grants, scholarships based on need and merit, and employer sponsored training and tuition reimbursement. During the year ended September 30, 2022, approximately 42% of our active students received a UTI-funded scholarship or grant and approximately 22% of active students received funding from the proprietary loan program.

To maximize student affordability and speed to completion, we are working with high schools across the nation to increase our Technical Education Institutional Grant ("TEIG") agreements. The TEIG agreements allow students who have completed course(s) related to their selected program of study to receive a corresponding tuition credit for up to six courses. Our students may opt out of the courses provided they pass an Advanced Placement Opportunities Test for each selected course. We have approximately 5,200 curriculum-specific TEIG agreements in place across the country. This represents approximately 6% of the high schools covered by our admissions teams. We continue to identify new opportunities to expand the volume of these curriculum-specific TEIG agreements.

In response to growing demand for trained technicians, our industry partners and employers are increasingly willing to participate in our students' cost of education by providing them with scholarship money and relocation assistance to attend school and by offering our graduates tuition reimbursement plans and competitive compensation and benefit packages, including signing bonuses, relocation grants and tool incentives. There are over 5,700 employer location incentive opportunities, which when made available make our training programs more affordable for students and may provide them with valuable relationships or employment opportunities following graduation.

Student Enrollment

We enroll students throughout the year, and courses typically start every three to six weeks. For the year ended September 30, 2022, our average number of undergraduate full-time active students was 12,838, representing an increase of approximately 11.7% as compared to 11,489 for the year ended September 30, 2021. A portion of this increase was due to our acquisition of MIAT which for the year ended September 30, 2022, had an average number of undergraduate full-time active students of 950. At September 30, 2022, our end of period number of undergraduate full-time active students was 14,380, an increase of 5.1% from our ending full-time enrollment of 13,682 at September 30, 2021.

Currently, our student body is geographically diverse. While our campus locations attract local students that live within 50 miles, we estimate that approximately 50% of our students elect to relocate to attend our programs, with this percentage varying across campuses and programs. Due to the seasonality of our business and normal fluctuations in student populations, we expect variability in our quarterly results. See "Seasonality" within Part II, Item 7 of this Annual Report on Form 10-K for further discussion of seasonal fluctuations in our revenues and operating results.

Graduate Employment

Identifying employment opportunities and preparing our graduates for their future careers is critical to our ability to deliver value to our graduates from their education. Accordingly, we dedicate significant resources to maintaining an effective career services team. Our campus-based staff facilitate several career development processes, including instruction and coaching for interview skills, interview etiquette and professionalism. Additionally, the career services team provides students with reference materials and assistance with the composition of resumes. Finally, we place emphasis on and devote significant time to assisting students with part-time and graduate job searches.

We also have a centralized department whose focus is to build and maintain relationships with potential and existing national employers and develop graduate job opportunities and, where possible, relocation assistance, sign-on bonuses, tool packages and tuition reimbursement plans with our manufacturer brand partners and other industry employers. Together, the campuses and centralized department coordinate and host career fairs, industry awareness presentations, interview days and employer visits to our campus locations. We believe that our graduate career services provide our students with a compelling value proposition and enhance the employment opportunities for our graduates and are a competitive differentiator from other education institutions.

Our employment rate for 2021 and 2020 graduates who were employed within one year of graduation was 82% and 80%, respectively. The employment calculation is based on all graduates, including those that completed MSAT programs, from October 1, 2020 to September 30, 2021 and October 1, 2019 to September 30, 2020, respectively, excluding graduates not available for employment because of continuing education, military service, medical reasons, incarceration, death or international student status. We count a graduate as employed based on a verified understanding of the graduate's job duties to assess and confirm that the graduate's primary job responsibilities are in his or her field of study. We verify employment by sending written verification requests to the graduate and/or the employer or collecting written information with all required elements. Verifications must include employer name, job duties, job title, hire date and employer contact information. Once we receive written verification from either source, the graduate is classified as employed in field as long as all verification requirements are met. If any information provided in a written format requires clarification, a call is made to clarify certain elements with notes documented in our student database. In instances where we are unable to obtain written verification, we also classify graduates as employed in field if we are able to obtain verbal verification, collecting the same information as noted above, from both the graduate and the employer. We periodically review a sample of employment verifications to ensure accuracy.

The table below summarizes the graduate employment rate data[1]:

	Year Ended September 30,	
	2021	**2020**
Graduate employment rate	82 %	80 %
Graduates	7,308	6,832
Graduates available for employment	6,914	6,476
Graduates employed	5,692	5,176

(1) We completed the acquisition of MIAT on November 1, 2021. As such, this table does not include the graduate employment rate data for MIAT graduates.

Competition

The for-profit, postsecondary education industry is highly competitive and highly fragmented, with no one provider controlling significant market share. We compete with other institutions that are eligible to receive Title IV funding, including not-for-profit public and private schools, community colleges and for-profit institutions which offer automotive, diesel, collision repair, motorcycle, marine, welding, CNC machining, aviation, HVACR, robotics, and closely related skilled trades training programs. Our competition differs in each market depending on the curriculum we offer and the availability of other choices, including job prospects. Other competitive factors that influence our ability to attract new students include the employment market, community colleges, other career-oriented and technical schools, and the military.

Prospective students may choose to forego additional education and enter the workforce directly, especially during periods when the unemployment rate declines or remains stable as it has in recent years. This may include employment with our industry partners or with other manufacturers and employers of our graduates.

We compete with local community colleges for students seeking programs that are similar to ours, mainly due to local accessibility, low tuition rates and in certain cases free tuition. Public institutions are generally able to charge lower tuition than our schools, due in part to government subsidies and other financial sources not available to for-profit schools. No single community college is a significant competitor; rather, the sector as a whole provides competition.

Within the for-profit career-oriented and technical school sector, some of our national and regional competitors are Lincoln Technical Institute and Tulsa Welding School. We also consider other single location institutions with a larger local presence near one of our campuses to be competitors. Competition is generally based on location, tuition rates, the type of programs offered, the quality of instruction and instructional facilities, graduate employment rates, reputation and recruiting. Additionally, the military often recruits or retains potential students when branches of the military offer enlistment or re-enlistment bonuses.

Human Capital Management

As of September 30, 2022, we had approximately 1,950 full-time employees, including approximately 650 instructors, 350 admissions representatives, and 600 student support employees.

Each of our employees plays a key role in our mission to serve students, partners and communities by providing quality education and training for in-demand careers. We believe that diversity, equity, and inclusion ("DE&I") among our employees is essential in this process, as a truly innovative educational institution relies on a wealth of backgrounds and experiences to enhance student outcomes. We have a Director of Diversity, Equity, and Inclusion who is responsible for setting the DE&I strategy and roadmap to ensure that we meet our objectives both internally, of creating a company where everyone feels they belong, and externally, by working closely with our marketing and talent acquisition function to attract diverse talent. To attract a truly diverse workforce, we strive to instill a culture where employees are encouraged to draw upon their own unique skills and perspectives when engaging with our growing and diverse student population.

Faculty members are hired nationally in accordance with established criteria, applicable accreditation standards and applicable state regulations. Members of our faculty are primarily industry professionals and are hired based on their prior work and educational experience. We require a specific level of industry experience in order to enhance the quality of the programs we offer and to address current and industry-specific issues in our course content. We provide intensive instructional training and continuing education to our faculty members to maintain the quality of instruction in all fields of study. A majority of our existing instructors have a minimum of five years' experience in the industry and an average of seven years of experience teaching at UTI.

We employ field, military and campus-based admissions representatives who work directly with prospective students to facilitate the enrollment process. Additionally, each school has a support team that typically includes a campus president, an education director, a financial aid director, a student services director, and an career services director.

We believe our management team has the experience necessary to effectively implement our growth and diversification strategy and continue to drive positive educational and employment outcomes for our students. For discussion of the risks relating to the attraction and retention of management and executive management employees, see Item 1A. " Risk Factors."

Environmental Matters

We use hazardous materials at our training facilities and campuses and generate small quantities of regulated waste, including, but not limited to, used oil, antifreeze, transmission fluid, paint, solvents, car batteries and aircraft batteries. As a result, our facilities and operations are subject to a variety of environmental laws and regulations governing, among other things, the use, storage and disposal of solid and hazardous substances and waste, and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal. Certain of our campuses are required to obtain permits for our air emissions. In the event we do not maintain compliance with any of these laws and regulations, or if we are responsible for a spill or release of hazardous materials, we could incur significant costs for clean-up, damages, and fines or penalties.

Regulatory Environment

Our institutions are subject to extensive regulatory requirements imposed by a wide range of federal and state agencies, as well as by institutional and programmatic accreditors. These regulatory requirements cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements also affect our ability to acquire, expand or open additional institutions or campuses, to revise or expand our educational programs, and to change our corporate structure and ownership.

The approvals granted by these entities permit our schools to operate and to participate in a variety of government-sponsored financial aid programs that assist students in paying for their education. The most significant of these is the federal student aid programs administered by the ED pursuant to HEA Title IV Programs. Generally, to participate in Title IV Programs, an institution must be licensed or otherwise legally authorized to operate in the state where it is physically located, be accredited by an accreditor recognized by ED, be certified as an eligible institution by ED, offer at least one eligible program of education, and comply with other statutory and regulatory requirements.

We also are subject to oversight by other federal agencies including the Consumer Financial Protection Bureau ("CFPB"), the Securities and Exchange Commission ("SEC"), the Federal Trade Commission ("FTC"), the Internal Revenue Service and the Departments of Veterans Affairs ("VA"), Defense ("DOD"), Treasury, Labor, and Justice. Below, we discuss certain elements of this regulatory environment.

State Authorization

To operate and offer postsecondary programs, and to be certified to participate in Title IV Programs, each of our institutions must obtain and maintain authorization from the state in which it is physically located ("Home State"). To engage in educational or recruiting activities outside of its Home State, each institution also may be required to obtain and maintain authorization from the states in which it is educating or recruiting students. The level of regulatory oversight varies substantially from state to state and is extensive in some states. State laws may establish standards for instruction, qualifications of faculty, location and nature of facilities and equipment, administrative procedures, marketing, recruiting, student outcomes reporting, disclosure obligations to students, limitations on mandatory arbitration clauses in enrollment agreements, financial operations, and other operational matters. Some states prescribe standards of financial responsibility and mandate that institutions post surety bonds. Many states have requirements for institutions to disclose institutional data to current and prospective students, as well as to the public, and some states require that our schools meet prescribed performance standards as a condition of continued approval. States can and often do revisit, revise, and expand their regulations governing postsecondary education and recruiting.

Our institutions are also authorized to participate in the State Authorization Reciprocity Agreement ("SARA"). SARA is an agreement among member states, districts and territories that establishes comparable national standards for interstate offering of post-secondary distance education courses and programs. SARA is overseen by a national council ("NC-SARA") and administered by four regional education compacts. As of September 2022, 49 states (all but California), the District of Columbia, Puerto Rico and the U.S. Virgin Islands have joined SARA. Each of our institutions holds the state and/or SARA authorizations required to operate and offer postsecondary education programs, and to recruit in the states in which it engages in recruiting activities.

Accreditation

Accreditation is a non-governmental process through which an institution voluntarily submits to ongoing qualitative reviews by an organization of peer institutions. Institutional accreditation by an ED-recognized accreditor is required for an institution to be certified to participate in Title IV Programs. All of our institutions are accredited by the Accrediting Commission of Career Schools and Colleges ("ACCSC"), which is an accrediting agency recognized by ED.

ACCSC reviews the academic quality of each institution's instructional programs, as well as the administrative and financial operations of the institution to ensure that it has the resources necessary to perform its educational mission, implement continuous improvement processes, and support student success. Our institutions must submit annual reports, and at times, supplemental reports, to demonstrate ongoing compliance and improvement. ACCSC requires institutions to disclose certain institutional information to current and prospective students, as well as to the public, and requires that our schools and programs meet various performance standards as a condition of continued accreditation. ACCSC often revisits, revises, and expands its standards and policies. Institutions must periodically renew their accreditation by completing a comprehensive renewal of accreditation process.

We strive to maintain the highest standards. Currently 13 of our campuses are classified as ACCSC Schools of Excellence or ACCSC Schools of Distinction. Six of our campuses have achieved this award twice in their history, and one campus has received this award three times in its history.

The table below sets out the renewal cycle for each of our schools:

Campus	Accreditation Expiration	Renewal Status	On-Site Evaluation
Long Beach, California	September 2022	In Process	November 2022
Exton, Pennsylvania[1]	October 2022	In Process	Est FY23
Houston, Texas (MIAT)[2]	December 2022	In Process	Est FY23
Dallas/Ft. Worth, Texas[1]	March 2023	In Process	Est FY23
Sacramento, California[1]	December 2023	Renewed	March 2017
Mooresville, North Carolina; NASCAR Technical Institute (NASCAR Tech)[1]	December 2024	Renewed	July 2018
Avondale, Arizona[1]	February 2025	Renewed	February 2019
Orlando, Florida[1]	February 2025	Renewed	August 2018
Houston, Texas[1]	February 2025	Renewed	September 2018
Lisle, Illinois[1]	February 2025	Renewed	December 2018
Rancho Cucamonga, California[1]	February 2025	Renewed	March 2019
Avondale, Arizona; Motorcycle Mechanics Institute (MMI)[1]	May 2025	Renewed	April 2019
Bloomfield, New Jersey[2]	May 2025	Renewed	December 2019
Canton, Michigan (MIAT)[2]	July 2026	Renewed	October 2021
Austin, Texas[3]	May 2024	Approved	Est FY25
Miramar, Florida[3]	September 2024	Approved	Est FY25

(1) Indicates a school that has achieved School of Excellence status during its most recent renewal of accreditation, which recognizes ACCSC-accredited institutions for their commitment to the expectations and rigors of ACCSC accreditation, as well as the efforts made by the institution in maintaining high levels of achievement among their students.

(2) Indicates a school that has achieved School of Distinction status during its most recent renewal of accreditation, which recognizes accredited member schools that demonstrated a commitment to the expectations and rigors of ACCSC accreditation, as well as a commitment to delivering quality educational programs to students.

(3) New schools are initially accredited for a two year term after which they are then eligible to renew for the longer five or six year renewal cycle.

Title IV Programs

The federal government provides a substantial part of its support for postsecondary education through Title IV Programs in the form of grants and loans to students who can use those funds at any institution that has been certified as eligible to participate by ED. All of our institutions are certified to participate in Title IV Programs. The HEA, which authorizes Title IV Programs, has not been comprehensively reauthorized since 2008. Despite repeated attempts, Congress has not completed a full reauthorization since then. In addition to HEA reauthorization, policies directly related to Title IV Programs and funding for those programs may be impacted by the annual budget and appropriations process as well as by other legislation. At this time, we cannot predict all or any of the changes that Congress may ultimately make, and any of those changes could potentially have a material adverse effect on our business and operations.

In fiscal year 2022, we derived approximately 67% of our revenues, on a cash basis as defined by ED, from Title IV Programs. We derived approximately 49% of our revenues, on a cash basis, from the Direct Loan program, pursuant to which ED makes loans to students or their parents. We derived approximately 18% of our revenues, on a cash basis, from the Pell program, pursuant to which ED makes grants to students who demonstrate financial need. And we derived less than 1% of our revenues, on a cash basis, from the Federal Supplemental Educational Opportunity Grant ("FSEOG") program. FSEOG grants are designed to supplement Pell grants for students with the greatest financial need. Institutions must provide matching funding equal to 25% of all awards made under this program.

The Title IV Program statutes and regulations are applied primarily on an institutional basis. The HEA defines an "institution" as a main campus and its additional locations. Pursuant to this definition, ED recognizes UTI as owning and operating four institutions ("OPE IDs"), organized as follows:

Institution:	Universal Technical Institute of Arizona
Main campus:	Universal Technical Institute, Avondale, Arizona
Additional campuses:	Universal Technical Institute, Lisle, Illinois
	Universal Technical Institute, Long Beach, California
	Universal Technical Institute, Miramar, Florida
	Universal Technical Institute, Rancho Cucamonga, California
	NASCAR Technical Institute, Mooresville, North Carolina

Institution:	Universal Technical Institute of Phoenix
Main campus:	Universal Technical Institute DBA Motorcycle Mechanics Institute, Motorcycle & Marine Mechanics Institute, Avondale, Arizona
Additional campuses:	Universal Technical Institute, Sacramento, California
	Universal Technical Institute, Orlando, Florida for the following divisions:
	Motorcycle Mechanics Institute, Orlando, Florida
	Marine Mechanics Institute, Orlando, Florida
	Automotive, Orlando, Florida

Institution:	Universal Technical Institute of Texas
Main campus:	Universal Technical Institute, Houston, Texas
Additional campuses:	Universal Technical Institute, Exton, Pennsylvania
	Universal Technical Institute, Dallas/Ft. Worth, Texas
	Universal Technical Institute, Bloomfield, New Jersey
	Universal Technical Institute, Austin, Texas

Institution:	MIAT College of Technology
Main campus:	MIAT College of Technology, Canton, Michigan
Additional campuses:	MIAT College of Technology, Houston, Texas

Generally, to participate in Title IV Programs, an institution must be licensed or otherwise legally authorized to operate in the state where it is physically located, be accredited by an accreditor recognized by ED, be certified as an eligible institution by ED, offer at least one eligible program of education, and comply with other statutory and regulatory requirements. To obtain and maintain certification, institutions also must demonstrate ongoing compliance with the HEA and its extensive and complex implementing regulations; regulations that ED frequently revisits, revises, and expands. Because all of our institutions are certified to participate in Title IV Programs, they must all comply with this complex framework of statutes, regulations, and guidance, and undergo detailed oversight and review. Below, we discuss the core components of the Title IV Programs' regulatory framework.

Eligibility and Recertification

All institutions participating in the Title IV Programs must first establish their eligibility to do so. The Program Participation Agreement ("PPA") document serves as ED's formal recognition that an institution and its associated additional locations have satisfied this requirement, and are authorized to participate in Title IV Programs for a specified period of time. An institution seeking to expand its activities in certain ways, such as opening an additional location or raising the highest academic credential it offers, must obtain approval from ED. Every institution is also required to periodically renew its certification by applying for continued certification before its current term of certification expires. Terms of certification are typically six years, but can be three years or shorter. We received fully recertified PPAs for Universal Technical Institute of Texas, Universal Technical Institute of Arizona and Universal Technical Institute of Phoenix in June 2022, which will expire June 30, 2024.

The 90/10 Rule

As a condition of participation in Title IV Programs, proprietary institutions must agree when they sign their PPA to comply with the 90/10 rule. Under the current 90/10 rule, to remain eligible to participate in the federal student aid programs, a proprietary institution cannot derive more than 90% of its revenues for each fiscal year from Title IV Program funds. A proprietary institution is subject to sanctions if it exceeds the 90% level for a single year, and loses its eligibility to participate in Title IV Programs if it derives more than 90% of its revenue from Title IV Programs, as applicable, for two consecutive fiscal years.

In 2021, President Biden signed into law the American Rescue Plan Act of 2021 ("ARPA"), which amended the 90/10 rule. Section 2013 of the ARPA amended the rule to require covered institutions to derive at least 10% of their revenue from sources other than "Federal education assistance funds." The phrase "Federal education assistance funds" was broadly defined as "federal funds that are disbursed or delivered to or on behalf of a student to be used to attend such institution." Congress directed ED to clarify the impact of this change with new regulations. ED published a new proposed 90/10 rule on July 28, 2022 and a final rule on October 28, 2022. This rule takes effect July 1, 2023 and applies to any annual audit submission for a proprietary institutional fiscal year beginning on or after January 1, 2023.

Significantly, pursuant to this proposed rule, "Federal education assistance funds" would include most educational assistance funds provided by a Federal agency to an institution or a student to cover tuition, fees and other institutional charges, including funds provided by the VA or DOD.

We regularly monitor compliance with the 90/10 requirement to minimize the risk that any of our institutions would derive more than the allowable maximum percentage of its revenue from Title IV Programs for any fiscal year. As of September 30, 2022, our institutions' annual Title IV percentages as calculated under the current 90/10 rule ranged from approximately 64% to 70% between our institution's four OPE IDs. Based on our review of the final 90/10 rule, including the scope of the phrase "Federal education assistance funds" we do not believe our ability to comply with 90/10 requirements will be materially impacted once the new rule takes effect.

Administrative Capability

To continue its participation in Title IV Programs, an institution must demonstrate that it remains administratively capable of providing the education it promises and of properly managing the Title IV Programs. ED assesses the administrative capability of each institution that participates in Title IV Programs under a series of standards listed in the regulations, which cover a wide range of operational and administrative topics, including the designation of capable and qualified individuals, the quality and scope of written procedures, the adequacy of institutional communication and processes, the timely resolution of issues, the sufficiency of recordkeeping, and the frequency of findings of noncompliance, to name a few. ED's administrative capability standards also include thresholds and expectations for federal student loan cohort default rates (discussed below), satisfactory academic progress, and loan counseling. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in Title IV Programs, require the institution to repay Title IV Program funds, change the method of payment of Title IV Program funds, place the institution on provisional certification as a condition of its continued participation or take other actions against the institution.

Three-Year Student Loan Default Rates

To remain eligible to participate in Title IV Programs, institutions also must maintain federal student loan cohort default rates below specified levels. ED calculates an institution's cohort default rate on an annual basis. Under the current calculation, the cohort default rate is derived from student borrowers who first enter loan repayment during a federal fiscal year ("FFY") ending September 30 and subsequently default on those loans within the two following years; parent borrowers are excluded from the calculation. This represents a three-year measuring period.

The following tables set forth the most recent three-year cohort default rates for our institutions:

Institution:	Three-Year Cohort Default Rates for Cohort Years Ended September 30, [1]		
	2019[2]	2018	2017
Universal Technical Institute of Arizona	3.1%	11.9%	13.8%
Universal Technical Institute of Phoenix	3.7%	11.9%	14.0%
Universal Technical Institute of Texas	2.7%	12.1%	16.1%
MIAT College of Technology[3]	1.9%	15.4%	21.8%
All proprietary postsecondary institutions [4]	3.1%	11.2%	14.7%

(1) Based on information published by ED.

(2) Due to the COVID-19 pandemic, ED paused all loan payments from March 13, 2020 through December 31, 2022. This has significantly decreased the default rates starting with the 2019 Cohort.

(3) We completed the acquisition of MIAT on November 1, 2021. As a result, the cohort default rates presented here relate to periods prior to our ownership. However, since these rates affect our current collection timing on disbursements of federal student loans, we have included the rates within the table.

(4) Includes other proprietary institutions beyond UTI.

An institution whose cohort default rate exceeds 30% in consecutive fiscal years may be subject to conditions and restrictions, and will lose eligibility if the rate remains above 30% three years in a row. An institution also will lose eligibility if its rate exceeds 40% for any fiscal year. As demonstrated in the table above, none of our institutions had a three-year cohort default rate of 30% or greater for 2019, 2018 or 2017, for the three most recent FFYs with published rates. An institution whose three-year cohort default rate is 15% or greater for any one of the three preceding years is subject to a 30-day delay in receiving the first disbursement on federal student loans for first-time borrowers. As of September 30, 2022, Universal Technical Institute of Texas and MIAT College of Technology were subject to a 30-day delay in receiving the first disbursement on federal student loans for first-time borrowers due to a three-year cohort default rate that was 15% or greater for one of the three most recent years.

Financial Responsibility

All institutions participating in Title IV Programs also must satisfy specific ED standards of financial responsibility. Among other things, an institution must meet all of its financial obligations, including required refunds to students and any Title IV Program liabilities and debts, be current in its debt payments, comply with certain past performance requirements, and not receive an adverse, qualified, or disclaimed opinion by its accountants in its audited financial statements. Each year, ED also evaluates institutions' financial responsibility by calculating a "composite score," which utilizes information provided in the institutions' annual audited financial statements. The composite score is based on three ratios: (1) the equity ratio which measures the institution's capital resources, ability to borrow and financial viability; (2) the primary reserve ratio which measures the institution's ability to support current operations from expendable resources; and (3) the net income ratio which measures the institution's ability to operate at a profit.

ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. If an institution's composite score is above 1.5, and it meets all other requirements, it is deemed financially responsible. If its composite score is below 1.5, but at least 1.0, the institution is still considered to be financially responsible, but must agree to additional oversight by ED in the form of cash monitoring and other participation requirements.

If an institution's composite score is below 1.0, the institution is considered by ED to lack financial responsibility. ED may permit the institution to continue to participate in the Title IV Programs if it agrees to, among other things: (1) post a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during its most recently completed fiscal year; or (2) post a letter of credit in an amount equal to at least 10% of such prior year's Title IV Program funds, accept provisional certification for a period of no more than three years, comply with additional ED notification and operating requirements and conditions, and agree to receive Title IV Program funds under an arrangement other than ED's standard advance funding arrangement. If an institution is unable to establish financial responsibility on an alternative basis, the institution may be subject to financial penalties, restrictions on operations and loss of external financial aid funding.

ED has historically evaluated the financial condition of our institutions on a consolidated basis based on the financial statements of Universal Technical Institute, Inc. as the parent company. ED's regulations permit ED to examine the financial statements of Universal Technical Institute, Inc., the financial statements of each institution and the financial statements of any related party. ED has not required us currently to post a letter of credit on behalf of any of our schools. ED has required us to provide certain information on a regular basis following our issuance of preferred stock on July 15, 2016, and we continue to provide monthly reports to ED pursuant to such direction. For our year ended September 30, 2022, we calculated our composite score to be 2.3. However, the composite score calculations and resulting requirements imposed on our institutions are subject to determination by ED once it receives and reviews our audited financial statements.

Between composite score calculations, ED also will reevaluate the financial responsibility of an institution following the occurrence of certain "triggering events," which must be timely reported to the agency. Specifically, ED may determine that an institution is not able to meet its financial or administrative obligations if one of the following events occurs:

- The institution incurs a liability from a settlement, final judgment or final determination arising from an administrative or judicial action or proceeding initiated by a federal or state entity and, as a result of that liability, the institution's recalculated composite score is less than 1.0 as determined by ED under procedures described in the regulations;

- For a proprietary institution whose composite score is less than 1.5, there is a withdrawal of owner's equity from the institution by any means (as defined by the regulations) and, as a result of that withdrawal, the institution's recalculated composite score is less than 1.0 as determined by ED under procedures described in the regulations;

- The SEC issues an order suspending or revoking the registration of the institution's securities or suspends trading of the institution's securities on any national securities exchange;

- The national securities exchange on which the institution's securities are traded notifies the institution that it is not in compliance with the exchange's listing requirements and, as a result, the institution's securities are delisted;

- The SEC is not in timely receipt of a required report and did not issue an extension to file the report; or

- If two or more "discretionary" triggering events (as described below) take place within a certain time period unless a triggering event is resolved before any subsequent event(s) occurs.

ED may also determine that an institution is not able to meet its financial or administrative obligations if one of the following discretionary triggering events occurs and is likely to have a material adverse effect on the financial condition of the institution:

- The accrediting agency for the institution issued an order, such as a show cause order or similar action, that, if not satisfied, could result in the withdrawal, revocation or suspension of institutional accreditation;

- The institution violated a provision or requirement in a security or loan agreement and a default, delinquency or other event occurs that triggers or enables the creditor to require or impose on the institution an increase in collateral, a change in contractual obligations, an increase in interest rates or payments, or other sanctions, penalties, or fees;

- The institution's state licensing agency notifies the institution of an intent to withdraw or terminate the institution's state licensure if the institution does not take the steps necessary to come into compliance with a state licensing agency requirement;

- The institution did not receive at least 10% of its revenue in compliance with the 90/10 rule for its most recently completed fiscal year as calculated by ED;

- The institution has high annual drop-out rates as calculated by ED; or

- The institution's two most recent official cohort default rates are 30% or greater, as determined under the regulations and unless the institution has a pending or successful appeal that sufficiently reduces at least one of the rates.

ED regulations give the institution an opportunity to provide information to the agency demonstrating that the triggering event is not material to the institution's financial position in advance of any final determination regarding the institution's financially responsibility.

Substantial Misrepresentation

The regulatory definitions of "misrepresentation" and "substantial misrepresentation" enforced by ED are exceptionally broad and do not require intent by the institution to misrepresent, or actual reliance by the person to whom the alleged misrepresentation was made. Therefore, it is possible that a statement made by the institution or one of its service providers or representatives could be construed by ED to constitute a substantial misrepresentation, even if the statement was made in error, without intent to misrepresent, and the person to whom it was made did not actually rely upon it.

Incentive Compensation

The "incentive compensation" prohibition forbids institutions from providing any commission, bonus, or other incentive payment based in any part, directly or indirectly, on success in securing enrollments or the award of financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. We have made adjustments to the compensation practices for our admissions representatives which we believe comply with the current regulations and ED's guidance. We will continue to evaluate other compensation options under these regulations and guidance.

Distance Education

In response to the COVID-19 pandemic, ED provided broad approval for institutions to use distance education without going through the standard ED approval process. ED also permitted accreditors to waive their distance education review requirements. Taking advantage of these flexibilities, we transitioned our students into blended program formats, which permitted their non-clinical training to be offered online.

ED's temporary flexibilities currently remain in place, and will continue through the end of the payment period that begins after the date on which the federally-declared national emergency related to COVID-19 is rescinded. However, having observed that our blended learning programs offer a range of academic, operational, and financial efficiencies, we have determined to seek the permanent approvals that will permit us to continue offering blended learning programming after the noted temporary flexibilities have expired. We also continue to work to ensure that our blended learning programming complies with applicable distance education rules and standards, including ED's new distance education rules, which became effective July 1, 2021. We intend to offer our Automotive, Diesel, Automotive/Diesel, Motorcycle and Marine programs in a blended learning format on a permanent basis. Additionally, we intend to continue to invest in our blended learning platform and curriculum to further enhance the student experience and student outcomes.

To date, we have received approval from ACCSC to permanently offer blended format programs that utilize both distance and on-ground education. Additionally, we have received permanent approvals from all state education authorizing agencies to offer blended format programs.

Title IV Program Rulemaking

ED is almost continuously engaged in one or more negotiated rulemakings, which is the process pursuant to which the agency revisits, revises, and expands the complex and voluminous Title IV Program regulations. Currently, ED is conducting two significant, negotiated rulemaking efforts to revise rules concerning 16 different issue areas.

Between October and December of 2021, the Affordability and Student Loans committee negotiated new rules relating to nine issue areas: (1) borrower defense to repayment, (2) closed school loan discharges, (3) total and permanent disability discharges, (4) false certification discharges, (5) income-driven loan repayment plans, (6) interest capitalization on Federal student loans, (7) pre-dispute arbitration and class action waiver clauses, (8) Pell Grants for prison education programs, and (9) Public Service Loan Forgiveness. Shortly thereafter, between January and March 2022, the Institutional and Programmatic Eligibility committee considered new rules relating to seven issue areas: (1) the 90/10 rule, (2) ability to benefit, (3) certification procedures for participation in Title IV Programs, (4) change of ownership and control, (5) financial responsibility, (6) gainful employment, and (7) standards of administrative capability.

On October 28, 2022, ED published a final rule amending regulations governing Pell Grants for prison education programs, the 90/10 rule, and changes in ownership and control, effective July 1, 2023. On November 1, 2022, ED published a final rule governing borrower defense to repayment rule, closed school loan discharges, pre-dispute arbitration and class action waiver clauses, interest capitalization on Federal student loans, Public Student Loan Forgiveness, total and permanent disability discharges, and false certification discharges, also effective July 1, 2023. The regulated community is awaiting proposed rules on the remaining topics covered by ED's negotiated rulemakings. We devote significant effort to understanding the effects of ED regulations and rulemakings on our business and to developing compliant solutions that also are congruent with our business, culture, and mission to serve our students and industry relationships.

ED Non-Discrimination Rulemakings

As a condition of receiving federal financial assistance, we are responsible for complying with applicable laws and regulations promulgated by ED regarding non-discrimination. On July 12, 2022, ED published a proposed rule to amend the regulations implementing Title IX of the Education Amendments of 1972 ("Title IX"). This proposed rule represents a significant revision of the current rules. ED also has indicated that it will be proposing a rule to amend regulations related to nondiscrimination on the basis of disability in the Spring of 2023. We devote significant effort to complying with non-discrimination laws and regulations. We are monitoring all proposed non-discrimination rules and will carefully review any proposed or final regulations promulgated by ED.

Department of Veterans Affairs Benefit Programs

Some of our students receive financial aid from VA benefit programs. In 2022, we derived approximately 13% of our revenues, on a cash basis, from veterans' benefits programs, which include the Post-9/11 GI Bill, the Montgomery GI Bill, the Reserve Education Assistance Program ("REAP") and VA Vocational Rehabilitation. To continue participation in veterans' benefits programs, an institution must comply with certain requirements established by the VA, including that the institution report on the enrollment status of eligible students; maintain student records and make such records available for inspection; follow rules applicable to the individual benefits programs; and comply with applicable limits on the percentage of students receiving certain veterans' benefits on a program and campus basis.

The VA shares responsibility for VA benefit approval and oversight with designated State Approving Agencies ("SAAs"). SAAs play a critical role in evaluating institutions and their programs to determine if they meet VA benefit eligibility requirements. Processes and approval criteria, as well as interpretation of applicable requirements, can vary from state to state. Therefore, approval in one state does not necessarily result in approval in all states.

The VA imposes limitations on the percentage of students per program receiving benefits under certain veterans' benefits programs, unless the program qualifies for certain exemptions. This rule, the 85/15 Rule, prohibits paying VA benefits to students enrolling in a program when more than 85% of the students enrolled in that program are having any portion of their tuition, fees, or other charges paid for them by the school or VA. If the ratio of supported students to non-supported students exceeds 85% at the time a new VA student enters or reenters (such as after a break in enrollment), the student cannot be certified to receive benefits in the program.

If the VA determines that a program is out of compliance with these limitations, the VA will continue to provide benefits to current students, but new students will not be eligible to use their veterans' benefits for an affected program until we demonstrate compliance. Additionally, the VA requires a campus be in operation for two years before it can apply to participate in VA benefit programs. With the exception of our two newest campuses in Austin, Texas and Miramar, Florida which opened between May and August 2022, all of our campuses are eligible to participate in VA education benefit programs.

In 2012, President Obama signed an Executive Order directing the DOD, VA and ED to establish "Principles of Excellence" ("Principles"), based on certain guidelines set forth in the Executive Order, to apply to educational institutions receiving federal funding for service members, veterans and family members. As requested, we provided written confirmation of our intent to comply with the Principles to the VA in June 2012. We are required to comply with the Principles to continue recruitment activities on military installations. Additionally, there is a requirement to possess a memorandum of understanding ("MOU") with the DOD as well as with certain individual installations. Our access to bases for student recruitment has become more limited due to recent changes in the Transition Assistance Program (Transition Goals, Plans, Success) and increased enforcement of the MOU requirement. Each of our institutions has an MOU with the DOD. We have MOUs with certain key individual installations and are pursuing MOUs at additional locations; however, some installations will not provide MOUs to institutions that do not teach at the installation. We continue to strengthen and develop relationships with our existing contacts and with new contacts in order to maintain and rebuild our access to military installations.

Other Federal and State Student Aid Programs

Some of our students receive financial aid from federal sources other than Title IV or VA Programs, such as from the DOD or under the Workforce Innovation and Opportunity Act. Additionally, some states provide financial aid to our students in the form of grants, loans or scholarships. Our Long Beach, Rancho Cucamonga and Sacramento, California campuses, for example, are currently eligible to participate in the Cal Grant program. All of our institutions must comply with the eligibility and participation requirements applicable to each of these funding programs, which vary by funding agency and program.

Consumer Protections Laws and Regulations

As a postsecondary educational institution, we are subject to a broad range of consumer protection and other laws, such as recruiting, marketing, the protection of personal information, student financing and payment servicing, enforced by federal agencies such as the FTC and CFPB and various state agencies and state attorneys general. We devote significant effort to complying with state and federal consumer protection laws.

We received a January 18, 2022 letter from the CFPB explaining that it was assessing whether UTI "is subject to the CFPB's supervisory authority based on its activities related to student lending." The CFPB's letter then requested certain information about extensions of credit to our students; generally explained the source and scope of the CFPB's regulatory authority; and advised that, after it reviewed the requested materials, the CFPB "anticipates providing guidance regarding whether UTI is subject to CFPB's supervisory authority." We have provided the requested information and are awaiting further guidance, if any, from the CFPB.

We, along with 69 other proprietary institutions, received an October 6, 2021 letter from the FTC providing notice that engaging in deceptive or unfair conduct in the education marketplace violates consumer protection laws and could lead to significant civil penalties. The notice stated that an institutions receipt of the letter "does not reflect any assessment as to whether they have engaged in deceptive or unfair conduct," and the FTC did not request any information.

Federal Student Loan Forgiveness

On August 24, 2022, the Biden administration announced a student loan relief plan. Under this plan, the Department will provide up to $20,000 in debt relief to Pell Grant recipients with loans held by the Department and up to $10,000 in debt relief to non-Pell Grant recipients. Borrowers are eligible for this relief if their individual income is less than $125,000 or $250,000 for households. The plan is currently subject to a number of legal challenges in court. Should the plan survive judicial scrutiny, we expect many of our alumni and a portion of our current students as of this filing, would qualify for and take advantage of this relief.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on our website at *www.uti.edu* under the "Investor Relations - Financial Information - SEC Filings" captions, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Reports of our executive officers, directors and any other persons required to file securities ownership reports under Section 16(a) of the Exchange Act are also available through our website. Information contained on our website is not a part of this Annual Report on Form 10-K and is not incorporated herein by reference.

ITEM 1A. RISK FACTORS

We provide the following cautionary discussion of risks and uncertainties relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. You should consider carefully the risks and uncertainties described below in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes.

Risks Related to the Extensive Regulation of Our Business

Our failure to comply with the extensive regulatory requirements for school operations could result in financial requirements or penalties, restrictions on our operations and loss of external financial aid funding.

As detailed in "Business - Regulatory Environment," our institutions are subject to extensive regulatory requirements imposed by a wide range of federal and state agencies, as well as by our institutional accreditor. These requirements, which are subject to frequent change, cover virtually every aspect of our schools' operations. The approvals granted by these entities permit our schools to operate and to participate in a variety of government-sponsored financial aid programs, including Title IV Programs, from which we derived approximately 67% of our revenues, on a cash basis, in fiscal year 2022. If our institutions fail to comply with any of these regulatory requirements, our regulators could take an array of actions, including, without limitation, revocation of the approval granted by the agency. Any such adverse action could adversely affect our cash flows, results of operations and financial condition, and could include the imposition of significant operating restrictions upon us. We cannot predict with certainty how each regulatory body will apply its requirements or whether each of our schools will be able to comply with all of the requirements in the future.

Failure to maintain eligibility to participate in Title IV Programs could materially and adversely affect our business.

Title IV Program requirements, as described in "Business - Regulatory Environment-Title IV Programs," are complex, at times imprecise, and subject to changing interpretations. In the event an institution violates these requirements, ED could impose sanctions or limitations, or terminate an institution's Title IV Program eligibility. Forms of noncompliance that could result in sanctions or limitations, or cause the institution to lose its eligibility to participate in some or all Title IV Programs, include, without limitation, failures to: maintain state authorizations; maintain institutional accreditations; satisfy ED's administrative capability standards; satisfy ED's loan default rate thresholds; correctly calculate and timely return unearned Title IV Program funds received for students who withdraw before completing their educational programs; correctly determine whether students are making satisfactory academic progress in their programs and, as such, remain eligible to receive Title IV Program funds; satisfy ED's financial responsibility standards; and comply with the 90/10 rule, the substantial misrepresentation rules or the incentive compensation rule. Types of sanctions or limitations ED might impose upon an institution include, without limitation: requiring the repayment of Title IV Program funds; imposing a less favorable payment system for the institution's receipt of Title IV Program funds; placing an institution on provisional certification status; commencing a proceeding to impose a fine or to limit, suspend, or terminate the institution's participation in Title IV Programs; or declining to renew the institution's program participation agreement. Such sanctions or limitations, including the loss of Title IV Program eligibility by any of our current or future institutions, could have a material adverse effect on our academic or operational initiatives, cash flows, results of operations, or financial condition. For more information, see "Business - Regulatory Environment - Title IV Programs."

Current and future Title IV Program regulations arising out of negotiated rulemakings could materially and adversely affect our business.

ED is almost continuously engaged in negotiated rulemakings, which is the process by which it revisits, revises, and expands the complex and voluminous Title IV Program regulations. These regulations also are frequently challenged through litigation, creating significant uncertainty as to when and what part of the regulations have taken effect, how they should be implemented, and how they will be interpreted and enforced. We devote significant effort to understanding the effects of these regulations on our business and to developing compliant solutions that also are congruent with our business, culture, and mission to serve our students and industry relationships. However, we cannot predict with certainty how these new and developing regulatory requirements will be applied or whether each of our schools will be able to comply with all of the requirements in the future. Significant negotiated rulemakings that could materially and adversely affect our business are discussed in "Business - Regulatory Environment - Title IV Program Rulemaking."

The loss of funds from Veterans' benefits programs could materially and adversely affect our business.

As discussed in "Business - Regulatory Environment - Other Federal and State Student Aid Programs," to participate in veterans' benefits programs, including the Post-9/11 GI Bill, the Montgomery GI Bill, the REAP, and VA Vocational Rehabilitation, our institutions must comply with certain requirements applicable to these programs. If we fail to comply with these requirements, we could lose our eligibility to participate in veterans' benefits programs, which could have a material adverse effect on our operations, cash flows, results of operations, or financial condition. Future legislative or regulatory initiatives that could negatively impact the funding we receive from veterans' benefits programs include, without limitation: (i) proposals to restrict access to military installations for student recruitment; (ii) a reduction in appropriations for veterans' benefits programs, or an extended government shutdown; (iii) an inability to secure approvals in one or more states, delays in the process for obtaining approvals, or the revocation of an approval; (iv) changes in the interpretation and application of the 85/15 rule, which prohibits paying VA benefits to students enrolling in a program where more than 85% of the students enrolled in that program have any portion of their tuition, fees, or other charges paid for them by the institution or the VA; and (v) changes in the interpretation and application of the VA rules governing the classification and treatment of blended coursework, and the eligibility of such coursework for veterans' benefits programs.

Congress may change the law or reduce funding for or place restrictions on the use of funds received through Title IV Programs, which could reduce our student population, revenues and/or profit margin.

Congress periodically revises the HEA and other laws, and enacts new laws, governing Title IV Programs and determining the funding level for each Title IV Program. Congress most recently reauthorized the HEA in 2008. It is actively working on another HEA reauthorization, but it is uncertain whether and when the process will be completed. Any action by Congress that significantly reduces funding for Title IV Programs or the ability of our schools or students to receive funding through these programs or places restrictions on the use of funds received by an institution through these programs could have a material adverse effect on our operations, cash flows, results of operations, or financial condition. Such action may occur during HEA reauthorization as part of separate technical amendments to the HEA or during Congress' annual budget and appropriations cycle. These uncertainties could reduce our student population, revenues and/or profit margin.

Continued or increased examination of the for-profit education sector could result in further legislation, appropriations, regulations, and enforcement actions that could materially and adversely affect our business.

Over the last decade, Congress has focused significantly on for-profit education institutions, specifically regarding participation in Title IV Programs and DOD oversight of tuition assistance for military service members attending for-profit colleges. Continued or increased Congressional activity could result in the enactment of more stringent legislation, further rulemakings affecting participation in Title IV Programs and other governmental actions, increasing regulation of the for-profit sector. The likelihood of such activity could be increased as a result of elections and appointments. The composition of federal and state executive offices, executive agencies, and legislatures are subject to change based on the results of periodic elections, appointments, and other events. In some cases, candidates for elected positions in federal or state executive or legislative offices or for appointments to positions in federal or state agencies have negative opinions on for-profit education providers or may support initiatives such as eliminating or reducing student aid eligibility for for-profit education providers or providing funding to free or reduced tuition programs at public and other nonprofit postsecondary education institutions, which could adversely impact our ability to compete with such institutions. Action by Congress or other regulators may increase our administrative costs and require us to modify our practices in order for our institutions to comply with Title IV Program requirements. In addition, concerns generated by this Congressional activity may adversely affect enrollment in for-profit educational institutions such as ours. Any laws that are adopted that limit our or our students' participation in Title IV Programs or in programs to provide funds for active duty service members and veterans or the amount of student financial aid for which our students are eligible, or any decreases in enrollment related to the Congressional activity concerning this sector, could have a material adverse effect on our operations, cash flows, results of operations, or financial condition.

Our business could be harmed if we experience a disruption in our ability to process student loans under the Federal Direct Loan Program.

Because all Title IV Program student loans (other than Perkins loans) are now processed under the Direct Loan ("DL") program, any disruption in our ability to process student loans through the DL program, either because of administrative challenges on our part or the inability of ED to process the increased volume of loans through the DL program on a timely basis, could impact our students' ability to timely obtain their student loans and have a material adverse effect on our operations, cash flows, results of operations, or financial condition.

Government and regulatory agencies and third parties may conduct compliance reviews, bring claims or initiate litigation against us.

Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of noncompliance by government agencies, regulatory agencies and third parties alleging noncompliance with applicable standards. Each of our institutions' administration of Title IV Program funds must be audited annually by independent accountants and the resulting audit report must be submitted to ED for review. Moreover, we may be subject to a compliance audit as a condition of the Higher Education Emergency Relief Fund ("HEERF") award. We are also subject to various lawsuits, investigations and claims, covering a wide range of matters, including, but not limited to, alleged violations of federal and state laws, including consumer protection laws applicable to activities of postsecondary educational institutions, false claims made to the federal government and routine employment matters. While we are committed to strict compliance with all applicable laws, regulations, and accrediting standards, if the results of government, regulatory or third party reviews or proceedings are unfavorable to us, or if we are unable to successfully defend against lawsuits or claims, we may be required to pay monetary damages or be subject to fines, limitations, loss of regulatory approvals or Title IV Program funding or other federal and state funding, injunctions or other penalties. We could also incur substantial legal costs that are not covered or are in excess of our insurance coverage. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or defend those lawsuits or claims. Additionally, given the significant public scrutiny being placed on the sector we operate in, numerous state attorneys general have initiated investigations of for-profit schools operating in their state. Changes occurring at the federal or state level, as well as our financial performance in recent years, may spur further action or additional reporting requirements by state attorneys general, Congressional leadership or state licensing bodies.

We cannot predict the outcome of unsettled matters, and we may incur significant defense costs and other expenses in connection with them in excess of our insurance coverage related to these matters. We may be required to pay substantial damages, settlement costs or fines or penalties. Such costs and expenses could have a material adverse effect on our business, cash flows, results of operations and financial condition. An adverse outcome in any of these matters could also materially and adversely affect our licenses, accreditation and eligibility to participate in Title IV Programs.

Our business and stock price could be adversely affected as a result of regulatory investigations of, or actions commenced against, us or other companies in our industry.

The operations of companies in the education and training services industry, including us, are subject to intense regulatory scrutiny. In some cases, allegations of wrongdoing on the part of such companies have resulted in formal or informal investigations by the U.S. Department of Justice, the SEC, the FTC, state governmental agencies and attorneys general, ED and other federal agencies. These allegations have attracted adverse media coverage and have been the subject of legislative hearings and regulatory actions at both the federal and state levels, focusing not only on the individual schools but in some cases on the for-profit postsecondary education sector as a whole. These investigations of, or regulatory actions against, specific companies in the education and training services industry could have a negative impact on our industry as a whole and on our stock price. Furthermore, the outcome of such investigations and any accompanying adverse publicity could negatively affect student enrollment and heighten the risk of class action lawsuits against us, which could have a material adverse effect on our academic or operational initiatives, cash flows, results of operations, or financial condition.

Changes in the state regulatory environment, state and agency budget constraints and increased regulatory requirements, may affect our ability to obtain and maintain necessary authorizations or approvals from those states to conduct or change our operations.

Due to state budget constraints and changes in the regulatory environment in some of the states in which we operate, it is possible that some states may reduce the number of employees in, or curtail the operations of, the state education agencies that authorize our schools. A delay or refusal by any state education agency in approving any changes in our operations that require state approval, such as the opening of a new campus, the introduction of new programs or the revision of existing programs, a change of control or the hiring or placement of new admissions representatives, could prevent us from making such changes or delay our ability to make such changes, or could require substantial additional costs to accommodate such delay.

State education agencies that authorize our schools continue to revise or issue new regulations requiring significant additional reporting and monitoring of student outcomes. Additionally, state education agencies may request additional information or supplemental reporting as a result of our recent financial performance. The regulations and reporting requirements may lengthen the time to obtain necessary state approvals and require us to modify our operations in order to comply with the requirements. This could impose substantial additional costs on our institutions, which could have a material adverse effect on our cash flows, results of operations and financial condition.

State legislatures also continue to contemplate creating new performance metrics that would have to be satisfied to maintain eligibility. The enactment of one or more of these proposed laws or similar laws could create compliance challenges and impose substantial additional costs on our institutions, which could have a material adverse effect on our academic or operational initiatives, cash flows, results of operations, or financial condition.

Budget constraints in states that provide state financial aid to our students could reduce the amount of such financial aid that is available to our students, which could reduce our student population and negatively affect our 90/10 Rule calculation and other compliance metrics.

Some states are facing budget constraints that are causing them to reduce state appropriations in a number of areas including financial aid provided to students that may attend one of our programs. We cannot predict how significant any of these reductions will be or how long they will last. If the level of state funding available to our students decreases and our students are not able to secure alternative sources of funding, it could have a material adverse effect on our operations, cash flows, results of operations, or financial condition, negatively impact our cohort default rates, or impact our performance under the federal 90/10 Rule calculation.

If we acquire an institution that participates in Title IV Programs or open an additional location, one or more of our regulators could decline to approve the acquired institution or additional location, or could impose material conditions or restrictions, which could impair our ability to operate the acquired institution and/or the additional location as planned or to realize the anticipated benefits from the acquisition of that institution and/or opening of the additional location.

If we acquire an institution that participates in Title IV Program funding or open an additional location, we must obtain approval from ED and applicable state education agencies and accrediting commissions in order for the institution or additional location to be able to operate and participate in Title IV Programs. An acquisition can result in the temporary suspension of the acquired institution's participation in Title IV Programs and opening an additional location can result in a delay of the campus' participation in Title IV Programs unless we submit a timely and materially complete application for approval of the acquisition or the opening of the new location. If we were unable to timely establish or re-establish the state authorization, accreditation or ED certification of the acquired institution or obtain approval for the new location, our ability to operate the acquired institution or open the additional location as planned or to realize the anticipated benefits from the acquisition of that institution or the opening of the additional location could be significantly impaired.

Further, ED and applicable state education agencies and accrediting agencies could impose material conditions or restrictions on us and the acquired institution or the additional location, including, but not limited to, a material letter of credit, limitations or prohibitions on the ability to add new campuses or add or change educational programs, placement of the institution on the heightened cash monitoring or reimbursement method of payment and reporting and notification requirements. Additionally, an acquired institution may have known or unknown instances of noncompliance with federal, state or accrediting agency requirements, including, but not limited to, noncompliance with requirements included in the defense to repayment regulations that could result in liabilities, sanctions, or material conditions or restrictions that we may inherit by acquiring the institution. Further, our due diligence efforts relating to institutions that we intend to acquire may be unsuccessful and fail to identify noncompliance or other facts that could result in liabilities, sanctions, or material conditions or restrictions. The imposition of liabilities, sanctions, or material conditions or restrictions by one or more regulators could impair our ability to operate the acquired institution or open the additional location as planned or to realize the anticipated benefits from the acquisition of that institution or the opening of the additional location.

If regulators do not approve additional or revised programs, it could have an adverse effect on our academic or operational initiatives

A student may only use Title IV Program funds to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in Title IV Programs. Our expansion plans are based, in part, on our ability to add new educational programs at our existing institutions. Generally, an institution that is eligible to participate in Title IV Programs, and is not provisionally certified, may obtain ED approval if the new program is licensed by the applicable state agency and accredited by an agency recognized by ED. However, ED, or state education agencies, and our accreditor could decline to approve a new program, or impose material conditions or restrictions on us. Any such denial or material limitation could have a material adverse effect on our operations, cash flows, results of operations, or financial condition.

If regulators do not approve or delay their approval of transactions involving a change of control of our company or any of our schools, our ability to participate in Title IV Programs may be impaired.

If we or any of our schools experience a change of control under the standards of applicable federal and state agencies, our accrediting commission or ED, we or the affected schools must seek the approval of the relevant regulatory agencies. These agencies do not have uniform criteria for what constitutes a change of control. Transactions or events that constitute a change of control include significant acquisitions or dispositions of our common stock or significant changes in the composition of our board of directors. Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change of control from ED, our accrediting commission or any state in which our schools are located would impair our ability to participate in Title IV Programs, which would have a material adverse effect on our academic or operational initiatives, cash flows, results of operations, or financial condition. Our failure to obtain, or a delay in obtaining, approval of any change of control from any state in which we do not have a school but in which we recruit students could require us to suspend our recruitment of students in that state until we receive the required approval. The potential adverse effects of a change of control with respect to participation in Title IV Programs could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock.

Risks Related to Our Business

Public health pandemics, epidemics or outbreaks, including the COVID-19 pandemic, could have a material adverse effect on our business and operations.

The COVID-19 pandemic and the resulting containment measures have caused economic and financial disruptions globally. The extent to which COVID-19, like any other rapidly spreading contagious illness, may impact our business and operations will depend on a variety of factors beyond our control, including the actions of governments, businesses and other enterprises in response to the COVID-19 pandemic, the effectiveness of those actions, and vaccine availability, distribution and adoption, all of which cannot be predicted with any level of certainty. We believe that the spread of COVID-19 could adversely impact our business and operations, including as a result of workforce limitations and travel restrictions and related government actions. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks, our operations and enrollment may be negatively impacted. Finally, state and federal regulators, including the ED, are augmenting existing regulatory processes, waiving others, and overseeing various emergency relief and aid programs. It is highly uncertain how long such regulatory accommodations will continue, or how long and in what amount emergency relief and aid funds will continue to be available. We also cannot predict the types of conditions that may be attached to participation in emergency relief and aid programs, and whether and to what extent compliance with such conditions will be monitored and enforced.

If further outbreaks occur and students elect to take a leave of absence, withdraw, or do not make up the required in person labs on a timely basis, our revenues could be impacted in fiscal 2023.

The occurrence of natural or man-made catastrophes, including those caused by climate change and other climate-related causes, could materially and adversely affect our business, financial condition, results of operations and prospects.

Our business and operations could be materially adversely affected in the event of earthquakes, hurricanes, severe storms, blackouts or other power losses, floods, fires, telecommunications failures, break-ins, acts of terrorism, public health crises, including the ongoing COVID-19 pandemic, other inclement weather or similar events.

We teach our UTI and MMI programs at leased campus locations in Orlando, Florida, and have signed a lease for a new campus in Miramar, Florida, both areas that can experience tropical storms and hurricanes, severe storms, floods, coastal storms, tornadoes and power outages. We also lease three campus locations in California and four campus locations in Texas, all in areas that have historically been susceptible to severe weather events.

If floods, fire, inclement weather, including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our campus facilities, or limit the ability of our students or faculty to participate in or contribute to our academic programs or our ability to comply with federal and state educational requirements or our agreements with our vendors, our business may be adversely effected, especially if such events were to occur in the midst of ongoing academic programs during an academic cycle. Such disruptions may also result in increases in student attrition, voluntary or mandatory closure of some or all of our facilities, or our inability to procure essential supplies or travel during the pendency of mandated travel restrictions. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business and results of operations could be affected adversely as a result. Moreover, damage to or total destruction of our campus facilities from various weather events may not be covered in whole or in part by any insurance we may have.

Macroeconomic conditions and aversion to debt could adversely affect our business.

We believe that our enrollment, which tends to be counter cyclical, is affected by changes in economic conditions. During periods when the unemployment rate declines or remains stable, prospective students have more employment options and recruiting new students has traditionally been more challenging. In addition, affordability concerns associated with increased living expenses, relocation expenses and the availability of full- and part-time jobs for students attending classes have made it more challenging for us to attract and retain students.

Conversely, an increase in the unemployment rate and weaker macroeconomic conditions could reduce the willingness of employers to sponsor educational opportunities for their employees and affect the ability of our students to find employment in the industries that we serve, any of which could have a material adverse effect on our cash flows, results of operations and financial condition.

Adverse market conditions for consumer and federally guaranteed student loans could negatively impact the ability of borrowers with little or poor credit history, such as many of our students, to borrow the necessary funds at an acceptable interest rate. These events could adversely affect the ability or willingness of our former students to repay student loans, which could increase our student loan cohort default rate and require increased time, attention and resources to manage these defaults.

Competition could decrease our market share and create tuition pricing concerns.

The postsecondary education market is highly competitive. We continue to experience a high level of competition for higher quality students not only from similar programs, but also from the overall employment market and the military. Some traditional public and private colleges and universities and community colleges, as well as other private career-oriented schools, offer programs that may be perceived by students to be similar to ours. We compete with local community colleges for students seeking programs that are similar to ours, mainly due to local accessibility, low tuition rates and in certain cases free tuition. Most public institutions are able to charge lower tuition than our schools, due in part to government subsidies and other financial sources not available to for-profit schools.

Prospective students may choose to forego additional education and enter the workforce directly, especially during periods when the unemployment rate declines or remains stable as it has in recent years. This may include employment with our industry partners or with other manufacturers and employers of our graduates. Additionally, the military often recruits or retains potential students when branches of the military offer enlistment or re-enlistment bonuses.

We may limit tuition increases or increase spending in response to competition in order to retain or attract students or pursue new market opportunities; however, if we cannot effectively respond to competitor changes, it could reduce our enrollments and our student populations. We cannot be sure that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not adversely affect our market share, revenues and operating margin.

Our financial performance depends in part on our ability to continue to develop awareness and acceptance of our programs among high school graduates, military personnel and adults seeking advanced training.

The awareness of our programs among high school graduates, military personnel and working adults seeking advanced training is critical to the continued acceptance and growth of our programs. Factors that could impact our ability to increase such awareness include: continued school district limitations on access to students by for-profit institutions; actions that would limit our access to military bases and installations; and our failure to maintain relationships with automotive, diesel, collision repair, motorcycle and marine manufacturers and suppliers. Our inability to continue to develop awareness of our programs could reduce our enrollments, which could have a material adverse effect on our cash flows, results of operations and financial condition.

Failure on our part to maintain and expand existing industry relationships and develop new industry relationships with our industry customers could impair our ability to attract and retain students.

We have extensive industry relationships that we believe afford us significant competitive strength and support our market leadership. These relationships enable us to support enrollment in our core programs by attracting students through brand name recognition and the associated prospect of high-quality employment opportunities. Additionally, these relationships allow us to diversify funding sources, expand the scope and increase the number of programs we offer and reduce our costs and capital expenditures due to the fact that, pursuant to the terms of the underlying contracts with manufacturer brand partners, we provide a variety of specialized training programs and typically do so using tools, equipment and vehicles provided by the manufacturer brand partners. These relationships also provide additional incremental revenue opportunities from training the employees of our industry customers. Our success depends in part on our ability to maintain and expand our existing industry relationships and to enter into new industry relationships. Certain of our existing industry relationships, including those with American Honda Motor Company, Inc.; Mercury Marine, a division of Brunswick Corporation; Volvo Penta of the Americas, Inc. and Yamaha Motor Corporation, USA, are not memorialized in writing and are based on verbal understandings. As a result, the rights of the parties under these arrangements are less clearly defined than they would be had they been in writing. Additionally, certain of our written agreements may be terminated without cause by the OEM. Finally, certain of our existing industry relationship agreements expire within the next six months. We are currently negotiating to renew these agreements and intend to renew them to the extent we can do so on satisfactory terms. The reduction or elimination of, or failure to renew any of our existing industry relationships, or our failure to enter into new industry relationships, could impair our ability to attract and retain students, require additional capital expenditures or increase expenses and have a material adverse effect on our cash flows, results of operations and financial condition.

Our success depends in part on our ability to update and expand the content of existing programs and develop and integrate new programs in a cost-effective manner and on a timely basis.

Prospective employers of our graduates demand that their entry-level employees possess appropriate technological skills. These skills are becoming more sophisticated in line with technological advancements in the automotive, diesel, collision repair, motorcycle and marine industries. Accordingly, educational programs at our schools must keep pace with those technological advancements. Additionally, the method used to deliver curriculum has evolved to include online delivery. The updates to our existing programs and the development of new programs, and changes in the method in which we deliver them, may not be accepted by our students, prospective employers or the technical education market. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as the industries we serve require or as quickly as our competitors. If we are unable to adequately respond to changes in market requirements due to unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired and our graduate employment rates could suffer.

Additionally, if we are unable to address and respond to requirements for new or updated curricula such as training instructors to teach the curricula, obtaining the appropriate equipment to teach the curricula to our students, or obtaining the appropriate regulatory approvals, we may not be able to successfully roll out the curricula to our campuses in a timely and cost-effective manner. If we are not able to effectively and efficiently integrate curricula, this could have a material adverse effect on our cash flows, results of operations and financial condition.

Expanding our blended learning format could be difficult for us.

The expansion of existing and creation of new blended programs may not be accepted by students or employers. Our efforts may be materially adversely affected by increased competition in the online or blended education market, or because of performance or reliability issues with our blended program infrastructure.

We are heavily dependent on the reliability and performance of an internally developed student management and reporting system, and any difficulties in maintaining this system may result in service interruptions, decreased customer service or increased expenditures.

The software that underlies our student management and reporting has been developed primarily by our own employees. The reliability and continuous availability of this internal system and related integrations are critical to our business. Any interruptions that hinder our ability to timely deliver our services, or that materially impact the efficiency or cost with which we provide these services, or our ability to attract and retain computer programmers with knowledge of the appropriate computer programming language, would adversely affect our reputation and profitability and our ability to conduct business and prepare financial reports. Additionally, many of the software systems we currently use will need to be enhanced over time or replaced with equivalent commercial products, either of which could entail considerable effort and expense.

System disruptions and security threats to our computer networks, including breach of the personal information we collect, could have a material adverse effect on our business and our reputation.

Our computer systems as well as those of our service providers are vulnerable to interruption, malfunction or damage due to events beyond our control, including malicious human acts committed by foreign or domestic persons, natural disasters, and network and communications failures. We have established a written data breach incident response policy, which we test informally and formally at least annually. Additionally, we periodically perform vulnerability self-assessments and engage service providers to perform independent vulnerability assessments and penetration tests. However, despite network security measures, our servers and the servers at our service providers are potentially vulnerable to physical or electronic unauthorized access, computer hackers, computer viruses, malicious code, organized cyber attacks and other security problems and system disruptions. Increasing socioeconomic and political instability in some countries has heightened these risks. Despite the precautions we and our service providers have taken, our systems may still be vulnerable to these threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations.

Additionally, the personal information that we collect subjects us to additional risks and costs that could harm our business and our reputation. We collect, retain and use personal information regarding our students and their families and our employees, including personally identifiable information, tax return information, financial data, bank account information and other data. Although we employ various network and business security measures to limit access to and use of such personal information, we cannot guarantee that a third party will not circumvent such security measures, resulting in the breach, loss or theft of the personal information of our students and their families and our employees. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could restrict our use of personal information and require notification of data breaches. A violation of any laws or regulations relating to the collection, retention or use of personal information could also result in the imposition of fines or lawsuits against us.

Sustained or repeated system failures or security breaches that interrupt our ability to process information in a timely manner or that result in a breach of proprietary or personal information could have a material adverse effect on our operations and our reputation. Although we maintain insurance in respect of these types of events, available insurance proceeds may not be adequate to compensate us for damages sustained due to these events.

We may not be able to retain our key personnel or hire and retain the personnel we need to sustain and grow our business.

Our success to date has depended, and will continue to depend, largely on the experience, skills, efforts and motivation of our executive officers. Our success also depends in large part upon our ability to attract and retain highly qualified faculty, campus presidents, administrators and corporate management. Due to the nature of our business, we face significant competition in the attraction and retention of personnel who possess the skill sets that we seek. The for-profit education sector can experience periods of significant regulatory and government scrutiny, which may make it more difficult to attract and retain talent. If we are unable to, or are perceived to be unable to, attract and retain experienced and qualified personnel, our business, financial condition and results of operations may be materially adversely affected. Additionally, key personnel may leave us and subsequently compete against us. Because we do not currently carry "key man" life insurance, the loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to successfully manage our business.

If we are unable to hire, retain and continue to develop and train our admissions representatives, the effectiveness of our student recruiting efforts would be adversely affected.

In order to support revenue growth and student enrollment, we need to hire and train new admissions representatives, as well as retain and continue to develop our existing admissions representatives, who are our employees dedicated to student recruitment. Our ability to develop a strong admissions representative team may be affected by a number of factors, including: competition in hiring qualified persons; limitations on compensation payable to admissions representatives arising from the incentive compensation rule; and our ability to adequately train and motivate our admissions representatives. If we are unable to hire, develop or retain quality admissions representatives, the effectiveness of our student recruiting efforts would be adversely affected.

If we fail to reduce our underutilized capacity, we may experience a deterioration of our profitability and operating margins.

We have underutilized capacity at a number of our campuses. Our ongoing efforts to increase utilization may strain our management, operations, employees or other resources. We may not be able to maintain our current capacity utilization rates, effectively manage our operations or achieve planned capacity utilization on a timely or profitable basis. If we are unable to improve our underutilized capacity, we may experience operating inefficiencies at a level that would result in higher than anticipated costs, which would adversely affect our profitability and operating margins.

Our success depends, in part, on the effectiveness of our marketing and advertising programs in recruiting new students.

In order to maintain and increase our revenues and margins, we must continue to develop our admissions programs and attract new students in a cost-effective manner. The level of marketing and advertising and types of strategies used are affected by the specific geographic markets, regulatory compliance requirements and the specific individual nature of each institution and its students. The complexity of these marketing efforts contributes to their cost. If we are unable to advertise and market our institutions and programs successfully, our ability to attract and enroll new students could be materially adversely affected and, consequently, our financial performance could suffer. We use marketing tools such as the Internet, radio, television and print media advertising to promote our institutions and programs. Our representatives also make presentations at high schools and career fairs. Additionally, we rely on the general reputation of our institutions and referrals from current students, alumni and employers as a source of new enrollment. As part of our marketing and advertising, we also subscribe to lead-generating databases in certain markets, the cost of which may increase. Among the factors that could prevent us from marketing and advertising our institutions and programs successfully are the failure of our marketing tools and strategies to appeal to prospective students, regulatory constraints on marketing, current student and/or employer dissatisfaction with our program offerings or results and diminished access to high school campuses and military bases. In order to maintain our growth, we will need to attract a larger percentage of students in existing markets and increase our addressable market by adding locations in new markets and rolling out new academic programs. Any failure to accomplish this may have a material adverse effect on our future growth.

Failure on our part to effectively identify, establish and operate additional schools or campuses could reduce our ability to implement our growth strategy.

As part of our business strategy, we anticipate opening and operating new schools or campuses. Establishing new schools or campuses poses unique challenges and requires us to make investments in management and capital expenditures, incur marketing expenses and devote other resources that are different, and in some cases greater, than those required with respect to the operation of acquired schools. Accordingly, when we open new schools, initial investments could reduce our profitability. To open a new school or campus, we would be required to obtain appropriate state and accrediting commission approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. Additionally, to be eligible for Title IV Program funding, a new school or campus would have to be certified by ED. We cannot be sure that we will be able to identify suitable expansion opportunities to maintain or accelerate our current growth rate or that we will be able to successfully integrate or profitably operate any new schools or campuses. Our failure to effectively identify, establish, license, accredit, obtain necessary approvals and manage the operations of newly established schools or campuses could slow our growth and make any newly established schools or campuses more costly to operate than we have historically experienced.

We may be unable to successfully complete or integrate future acquisitions.

We may consider selective acquisitions in the future. We may not be able to complete any acquisitions on favorable terms or, even if we do, we may not be able to successfully integrate the acquired businesses into our business. Integration challenges include, among others, regulatory approvals, significant capital expenditures, assumption of known and unknown liabilities, our ability to control costs and our ability to integrate new personnel. The successful integration of future acquisitions may also require substantial attention from our senior management and the senior management of the acquired schools, which could decrease the time that they devote to the day-to-day management of our business. If we do not successfully address risks and challenges associated with acquisitions, including integration, future acquisitions could harm, rather than enhance, our operating performance. Additionally, if we consummate an acquisition, our capitalization and results of operations may change significantly. A future acquisition could result in the incurrence of debt and contingent liabilities, an increase in interest expense, amortization expenses, goodwill and other intangible assets, charges relating to integration costs or an increase in the number of shares outstanding. In addition, our acquisition of a school is a change of ownership of that school, which may result in the temporary suspension of that school's participation in federal student financial aid programs until it obtains ED's approval. These results could have a material adverse effect on our cash flows, results of operations and financial condition or result in dilution to current stockholders.

We are party to debt arrangements that contain restrictive covenants, and if we are unable to comply with these covenants then the lenders could declare an event of default wherein we may need to immediately repay the amounts due under the respective debt arrangements.

On May 12, 2021, we entered into a Credit Agreement with Fifth Third Bank, National Association to finance the Avondale, Arizona property that we purchased in December 2020, via a term loan in the maximum principal amount of $31.2 million with a maturity of seven years (the "Avondale Loan"). We are required to make monthly payments of principal plus accrued interest. As of September 30, 2022, $30.1 million in principal was outstanding under the Avondale Loan. In addition, borrowings under the Credit Agreement are secured by a first priority lien on our Avondale, Arizona property, including all land and improvements.

On April 14, 2022, our subsidiary entered into a new Loan Agreement with Valley National Bank, to fund the acquisition and retirement of the term loan acquired with the Lisle Campus, via a term loan in the original principal amount of $38.0 million with a maturity of seven years (the "Lisle Loan"). We are required to make monthly payments of principal plus accrued interest. As of September 30, 2022, $38.0 million in principal was outstanding under the Lisle Loan. The Lisle Loan is secured by a mortgage on the Lisle Campus and is guaranteed by the Company.

Both the Avondale Loan and the Lisle Loan (collectively the "Term Loans") impose various restrictions and contain customary affirmative and restrictive covenants, including, without limitation, certain reporting obligations and certain limitations on restricted payments; and limitations on liens, encumbrances and indebtedness. If we fail to comply with the covenants or payments specified in the Term Loans, the lenders could declare an event of default, which would give it the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. The amount of our outstanding indebtedness could have an adverse effect on our operations and liquidity, including by, among other things: (i) making it more difficult for us to pay or refinance our debts as they become due during adverse economic and industry conditions, because we may not have sufficient cash flows to make our scheduled debt payments; (ii) causing us to use a larger portion of our cash flows to fund interest and principal payments, thereby reducing the availability of cash to fund working capital, capital expenditures and other business activities; (iii) making it more difficult for us to take advantage of significant business opportunities, such as acquisition opportunities or other strategic transactions, and to react to changes in market or industry conditions; and (iv) limiting our ability to borrow additional monies in the future to fund the activities and expenditures described above and for other general corporate purposes as and when needed, which could force us to suspend, delay or curtail business prospects, strategies or operations.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A portion of our Term Loans bear interest at variable rates. We have entered into interest rate swap agreements with the lenders that effectively fix the interest rates on 50% of the principal amount of the loan at 3.5% for the Avondale Loan and at 4.69% for the Lisle Loan. However, increases in interest rates with respect to any amount of our debt not covered by the interest rate swaps could increase the cost of servicing our debt and could reduce our profitability and cash flows. Such increases may occur from changes in regulatory standards or industry practices, such as the upcoming transition away from LIBOR as a benchmark reference for short-term interests. Such a transition may result in the usage of a higher reference rate for our variable rate debt. Excluding the effect of the interest rate swaps on the Term Loans, each 10.0% increase in interest rates on the Term Loans would increase our annual interest expense by $3.4 million based on balances outstanding under the Term Loans as of September 30, 2022.

The proprietary loan program could have a negative effect on our results of operations.

The proprietary loan program enables students who have utilized all available government-sponsored or other financial aid and have not been successful in obtaining private loans from other financial institutions, for independent students, or PLUS loans, for dependent students, to borrow a portion of their tuition if they meet certain criteria.

Under the proprietary loan program, the bank originates loans for our students who meet specific credit criteria with the related proceeds to be used exclusively to fund a portion of their tuition. We then purchase all such loans from the bank at least monthly and assume all the related credit and collection risk. See Note 2 of the notes to our Consolidated Financial

Statements within Part II. Item 8 of this Annual Report on Form 10-K for further discussion of activity under the proprietary loan program.

Factors that may impact our ability to collect these loans include the following, without limitation: current economic conditions; compliance with laws applicable to the origination, servicing and collection of loans; the quality of our loan servicers' performance; and a decline in graduate employment opportunities and the priority that the borrowers under this loan program attach to repaying these loans as compared to other obligations, particularly students who did not complete or were dissatisfied with their programs of study.

The portion of a student's tuition revenue related to the proprietary loan program is considered a form of variable consideration. We estimate the amount we ultimately expect to collect from the portion of tuition that is funded by the proprietary loan program, resulting in a note receivable. The estimated amount is determined at the inception of the contract, and we recognize the related revenue as the student progresses through school. Each reporting period, we update our assessment of the variable consideration associated with the proprietary loan program. Estimating the collection rate requires significant management judgment. If we are unable to accurately assess the variable consideration, our revenues and profitability may be adversely impacted.

Federal, state and local laws and general legal and equitable principles relating to the protection of consumers can apply to the origination, servicing and collection of the loans under the proprietary loan program. Any violation of various federal, state or local laws, including, in some instances, violations of these laws by parties not under our control, may result in losses on the loans or may limit our ability to collect all or part of the principal or interest on the loans. This may be the case even if we are not directly responsible for the violations by such parties.

The proprietary loan program may also be subject to oversight by the CFPB, which could result in additional reporting requirements or increased scrutiny. Other proprietary postsecondary institutions have been subject to information requests from the CFPB with regard to their private student loan programs. The possibility of litigation, and the associated cost, are risks associated with the proprietary loan program. At least two proprietary education institutions have been subject to lawsuits under the Consumer Financial Protection Act of 2010; the institutions are accused of having unfair private student loan programs and of allegedly engaging in certain abusive practices, including interfering with students' ability to understand their debt obligations and failing to provide certain material information.

Changes in laws or public policy could negatively impact the viability of the proprietary loan program and cause us to delay or suspend the program. Additionally, depending on the terms of the loans, state consumer credit regulators may assert that our activities in connection with the proprietary loan program require us to obtain one or more licenses, registrations or other forms of regulatory approvals, any of which may not be able to be obtained in a timely manner, if at all. All of these factors could result in the proprietary loan program having a material adverse effect on our cash flows, results of operations and financial condition.

We rely on third parties to originate, process and service loans under our proprietary loan program. If these companies fail or discontinue providing such services, our business could be harmed.

A state chartered bank with a small market capitalization originates loans under the proprietary loan program. If the bank no longer provides service under the contract, we do not currently have an alternative bank to fulfill the demand. There are a limited number of banks that are willing to participate in a program such as the proprietary loan program. The time it could take us to replace the bank could result in an interruption in the loan origination process, which could result in a decrease in our student populations. Furthermore, a single company processes loan applications and services the loans under the proprietary loan program. There is a 90-day termination clause in the contract under which they provide these services. If this company were to terminate the contract, we could experience an interruption in loan application processing or loan servicing, which could result in a decrease in our student populations.

We have goodwill, which may become impaired and subject to a write-down.

Goodwill represents the excess of the cost of an acquired business over the estimated fair values of the assets acquired and liabilities assumed. Goodwill is reviewed at least annually for impairment, which might result from the deterioration in the operating performance of acquired businesses, adverse market conditions, adverse changes in applicable laws or regulations and a variety of other circumstances. Any resulting impairment charge is recognized as an expense in the period in which impairment is identified. Our total recorded goodwill was $16.9 million as of September 30, 2022. Of this balance, $8.6

million relates to our acquisition of MIAT in November 2021. The remaining $8.2 million relates to our MMI Orlando, Florida campus and resulted from the acquisition of our motorcycle and marine education business in 1998. We perform our annual goodwill impairment assessment as of August 1 of each fiscal year. Future assessments of goodwill could result in reductions. Any reduction in net income and operating income resulting from the write-down or impairment of goodwill could adversely affect our financial results. If economic or industry conditions deteriorate or if market valuations decline, including with respect to our common stock, we may be required to impair goodwill in future periods.

Risks Related to Investing in Our Common Stock

Holders of our Series A Preferred Stock own a significant percentage of our capital stock, are able to influence and control certain corporate matters and could in the future substantially dilute the ownership interest of holders of our common stock.

On June 24, 2016, we entered into a purchase agreement (the "Coliseum Securities Purchase Agreement") pursuant to which we sold 700,000 shares of Series A Preferred Stock to Coliseum Holdings I, LLC ("Coliseum Holdings"), and filed a Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate of Designations") with the Secretary of State of the State of Delaware. The Certificate of Designations authorized a total of 700,000 shares of Series A Preferred Stock, all of which were purchased by Coliseum Holdings, and set forth the negotiated rights, powers, preferences and privileges of the Series A Preferred Stock, including the terms of a Conversion Cap and an Investor Voting Cap (each as defined in the Certificate of Designations), which generally prohibit: (i) the conversion of Series A Preferred Stock into common stock; and (ii) the voting of common stock issuable upon conversion of the Series A Preferred Stock, to the extent that such conversion results in the issuance of a number of shares of common stock exceeding 4.99% of our outstanding shares of common stock as of June 24, 2016 or that has voting power that exceeds 4.99% of the voting power of our outstanding shares of common stock as of June 24, 2016.

The Certificate of Designations provides that the Conversion Cap and the Investor Voting Cap may only be removed upon our receipt of: (i) certain stockholder approvals required by Section 312.03 of the New York Stock Exchange Listed Company Manual ("NYSE Rule 312"); and (ii) either (A) Education Regulatory Approval (as defined in the Certificate of Designations), or (B) a good faith determination by our board of directors that Education Regulatory Approval is not required. Our stockholders approved a proposal at the annual meeting of stockholders on February 27, 2020, in accordance with the listing standards of the New York Stock Exchange ("NYSE"), that satisfied NYSE Rule 312.

In September 2020, Coliseum Holdings distributed all of its 700,000 shares of Series A Preferred Stock to its members, who subsequently distributed their shares to (i) limited partners affiliated with Coliseum Holdings and certain other entities for whom Coliseum Capital Management, LLC (an affiliate of Coliseum Holdings) holds voting and dispositive power with respect to the Series A Preferred Stock (the "Affiliated Holders"), which Affiliated Holders, following such distribution, owned Series A Preferred Stock that represented, on an as converted basis, approximately 24.9% of our outstanding shares of common stock and voting power, and (ii) limited partners unaffiliated with Coliseum Holdings (the "Unaffiliated Holders"), which Unaffiliated Holders, following such distribution, each owned shares of Series A Preferred Stock that represented, on an as converted basis, 9.9% or less of our outstanding shares of common stock and voting power (collectively, the "Distributions").

In connection with the Distributions, our board of directors made a good faith determination that: (i) no Education Regulatory Approval would be required for the Unaffiliated Holders to remove the Conversion Cap and the Investor Voting Cap with respect to the Series A Preferred Stock acquired in the Distributions; and (ii) as to the Series A Preferred Stock held by the Affiliated Holders, no Education Regulatory Approval would be required prior to the Affiliated Holders (A) converting a number of shares of Series A Preferred Stock into common stock provided that the number of shares of common stock issued pursuant to such conversion, in the aggregate, is less than or equal to 9.9% of the number of shares of common stock outstanding on an as converted basis as of the date of the Distributions, and (B) voting a number of shares of Series A Preferred Stock provided that the voting power of such Series A Preferred Stock and any shares of common stock issued upon conversion of such Series A Preferred Stock is less than or equal to 9.9% of the voting power of the common stock outstanding as of the date of the Distributions (the foregoing limitations, the "Continuing Caps").

In September 2020, the Distributions were completed and the removal of the Conversion Cap and Investor Voting Cap became effective, subject to the Continuing Caps remaining in place with respect to the Series A Preferred Stock distributed to the Affiliated Holders. Education Regulatory Approval continues to be required for, and the Continuing Caps will remain in place with respect to, the Series A Preferred Stock acquired by the Affiliated Holders in the Distributions to the extent such shares, on an as converted basis, represent in excess of 9.9% of our common stock and voting power as of the date of the Distributions. The Affiliated Holders may, at any time, request that we seek Education Regulatory Approval or make a good faith determination that such approval is not required. If we are required to or elect to obtain Education Regulatory Approval and if such approvals are not obtained within the 120-day time period set forth in the Certificate of Designations, the dividend rates with respect to the Cash Dividend and Accrued Dividend (each as defined in the Certificate of Designations) will be increased by 5.0% per year, not to exceed a maximum of 14.5% per year, subject to downward adjustment on obtaining the foregoing approvals.

As of September 30, 2022, as a result of the removal of the Conversion Cap and the Investor Voting Cap, but subject to the Continuing Caps remaining in place with respect to the Series A Preferred Stock distributed to the Affiliated Holders, the Unaffiliated Holders and the Affiliated Holders were entitled to vote their Series A Preferred Stock in an amount equal to 12,288,260 shares of common stock on a fully diluted basis. Those holders may also convert such shares of Series A Preferred Stock and receive approximately 30.03 shares of common stock for each share of Series A Preferred Stock converted, resulting in our issuance of up to 12,288,260 shares of common stock if such shares of Series A Preferred Stock were all converted. On a fully converted basis, the shares of Series A Preferred Stock are convertible into 20,296,847 shares of common stock. Holders of shares of Series A Preferred Stock are entitled to vote with the holders of shares of common stock and any other class or series similarly entitled to vote with the holders of common stock and not as a separate class, at any annual or special meeting of stockholders, and may act by written consent in the same manner as the holders of common stock, on an as converted basis. Shares of Series A Preferred Stock are convertible to common stock at any time at the option of the holder, subject to the Continuing Caps.

Any conversion of Series A Preferred Stock into common stock would dilute the ownership interest of existing holders of our common stock, and any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. We have granted Coliseum Holdings and certain recipients of Series A Preferred Stock in the Distributions registration rights in respect of the shares of Series A Preferred Stock and any shares of common stock issued upon conversion thereof. These registration rights could facilitate the resale of such securities into the public market, and any resale of these securities would increase the number of shares of our common stock available for public trading. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

Additionally, a majority of the voting power of the Series A Preferred Stock must approve certain significant corporate actions, such as (i) amendments to our Certificate of Incorporation or bylaws in a manner adverse to the rights, preferences, privileges or voting powers of the holders of Series A Preferred Stock, (ii) the creation or issuance of a series of stock, or other security convertible into a series of stock, with equal or greater rights than those of the holders of Series A Preferred Stock, (iii) the issuance of equity securities, or securities convertible into equity securities, at a price that is 25% below fair market value at the time of issuance, (iv) subject to certain exceptions, the incurrence of indebtedness, (v) subject to certain exceptions, the sale or licensing of any of our material assets, (vi) subject to certain exceptions, the consummation of acquisitions (of stock or assets), (vii) subject to certain exceptions, the payment of certain dividends or distributions with respect to a series of stock junior to the Series A Preferred Stock, (viii) the voluntary liquidation, dissolution or winding-up of UTI if the Series A Preferred Stock would not have the option to receive the liquidation preference then in effect upon such liquidation, dissolution or winding-up, or (ix) subject to certain exceptions, any merger, consolidation, recapitalization, reclassification or other transaction in which substantially all of our common stock is exchanged or converted into cash, securities or property and in which the holders of the Series A Preferred Stock shall not have the option to receive the full liquidation preference as a result of that transaction.

The interests of the holders of the Series A Preferred Stock may not always coincide with the interests of our other stockholders and Coliseum Holdings' concentration of ownership may have the effect of delaying or preventing a change of control of UTI otherwise favored by our other stockholders and could depress our stock price.

The price of our common stock has fluctuated significantly in the past and may continue to do so in the future. As a result, you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock has fluctuated significantly in the past, and may continue to fluctuate significantly for a variety of different reasons, including, without limitation, developments in our industry; our quarterly or annual earnings or those of other companies in our industry; changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry; negative publicity, including government hearings and other public lawmaker or regulator criticism, regarding our industry or business; changes in enrollment; and changes in general conditions in the United States and global economies or financial markets, including those resulting from health epidemics, war, incidents of terrorism or responses to such events. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. Changes may occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our revenues normally fluctuate as a result of seasonal variations in our business, principally due to changes in total student population. Student population varies as a result of new student enrollments, graduations and student attrition. Historically, our schools have had lower student populations in our third fiscal quarter than in the remainder of our fiscal year because fewer students are enrolled during the summer months. Our expenses, however, do not generally vary at the same rate as changes in our student population and revenues and, as a result, such expenses do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of acquisitions, new school openings, new program introductions and increased enrollments of adult students. Additionally, our revenues for our first fiscal quarter are adversely affected by the fact that we do not recognize revenue during the calendar year-end holiday break, which falls primarily in that quarter. These fluctuations may result in volatility or have an adverse effect on the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Campuses and Other Properties

The following sets forth certain information relating to our campuses and corporate headquarters as of September 30, 2022. Many of the leases are renewable for additional terms at our option. Our facilities are utilized consistent with management's expectations, and we believe such facilities are suitable and adequate for currently identifiable requirements and that additional space, if needed, can be obtained on commercially reasonable terms to meet any future requirements.

Location	Brand	Approximate Square Footage	Leased or Owned	Lease Expiration Date
Campus locations:				
Arizona (Avondale)[1]	UTI/MMI	283,000	Owned	N/A
Arizona (Phoenix)[1]	MMI	33,000	Leased	December 2022
California (Long Beach)	UTI	137,000	Leased	August 2030
California (Rancho Cucamonga)	UTI	148,000	Leased	September 2031
California (Sacramento)	UTI	117,000	Leased	February 2033
Florida (Miramar)	UTI	103,000	Leased	March 2032
Florida (Orlando)[2]	UTI/MMI	188,000	Leased	August 2029 and April 2031
Illinois (Lisle)	UTI	187,000	Owned	N/A
Michigan (Canton)	MIAT	125,000	Leased	April 2036
New Jersey (Bloomfield)	UTI	102,000	Leased	December 2030
North Carolina (Mooresville)	NASCAR Tech	146,000	Leased	October 2030
Pennsylvania (Exton)	UTI	129,000	Leased	October 2029
Texas (Dallas/Ft. Worth)	UTI	95,000	Owned	N/A

Location	Brand	Approximate Square Footage	Leased or Owned	Lease Expiration Date
Texas (Houston)	UTI	172,000	Owned	N/A
Texas (Houston)	MIAT	54,000	Leased	June 2029
Texas (Austin)	UTI	107,000	Leased	October 2032
Other locations:				
Arizona (Phoenix)[3]	Corporate Headquarters	21,000	Leased	February 2027

(1) During fiscal 2021, we purchased our Avondale, Arizona campus for approximately $45.2 million, including closing costs and other fees. During fiscal 2022, we completed the consolidation of our MMI Phoenix, Arizona campus into the Avondale, Arizona location which resulted in a reduction of approximately 164,000 leased square feet. The square footage noted for MMI Phoenix represents the remaining unoccupied space as of September 30, 2022 under the lease obligation that expires as of December 31, 2022.

(2) During fiscal 2022, we completed the consolidation of our Orlando, Florida campus into one site with 188,000 square feet. The net square footage reduction as a result of the campus optimization plan was approximately 75,000 square feet.

(3) In September 2022, we executed an amendment for our Corporate Headquarters lease which reduced the leased square footage by approximately 8,000 square feet and extended the lease term to February 2027.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary conduct of our business, we are periodically subject to lawsuits, demands in arbitrations, investigations, regulatory proceedings or other claims, including, but not limited to, claims involving current and former students, routine employment matters, business disputes and regulatory demands. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we would accrue a liability for the loss. When a loss is not both probable and estimable, we do not accrue a liability. Where a loss is not probable but is reasonably possible, including if a loss in excess of an accrued liability is reasonably possible, we determine whether it is possible to provide an estimate of the amount of the loss or range of possible losses for the claim. Because we cannot predict with certainty the ultimate resolution of the legal proceedings (including lawsuits, investigations, regulatory proceedings or claims) asserted against us, it is not currently possible to provide such an estimate. The ultimate outcome of pending legal proceedings to which we are a party may have a material adverse effect on our business, cash flows, results of operations or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the NYSE under the symbol "UTI."

The closing price of our common stock as reported by the NYSE on December 5, 2022 was $7.30 per share. As of December 5, 2022, there were 22 holders of record of our common stock.

Dividends

On June 9, 2016, our board of directors voted to eliminate the quarterly cash dividend on our common stock. Any future common stock dividends require the approval of a majority of the voting power of the Series A Preferred Stock.

We continuously evaluate our cash position in light of growth opportunities, operating results and general market conditions.

Repurchase of Securities

On December 10, 2020, our Board of Directors authorized a new share repurchase plan that would allow for the repurchase of up to $35.0 million of our common stock in the open market or through privately negotiated transactions. This new share repurchase plan replaced the previously authorized plan from fiscal 2012. Any repurchases under this new stock repurchase program require the approval of a majority of the voting power of our Series A Preferred Stock. We did not repurchase any shares during the year ended September 30, 2022.

Stock Performance Graph

The following Stock Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor should such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act except to the extent that we specifically incorporate it by reference in such filing.

The graph below compares our annual percentage change in cumulative total return on common shares over the past five years with the cumulative total return of companies comprising the Russell 2000 Index and our peer group index. The peer group consists of the companies identified below, which were selected on the basis of similar nature of their business. This presentation assumes that $100 was invested in shares of the relevant issuers on September 30, 2017, and that dividends received were immediately invested in additional shares. The graph plots the value of the initial $100 investment at one-year intervals for the fiscal years shown.



CRSP Total Returns Index for:	09/2017	09/2018	09/2019	09/2020	09/2021	09/2022
Universal Technical Institute, Inc.	$ 100.00	$ 76.66	$ 156.77	$ 146.40	$ 194.81	156.77
Russell 2000	100.00	115.24	104.99	105.40	155.66	119.08
New Peer Group	100.00	142.03	128.43	96.82	96.49	83.01

Companies in the Self-Determined Peer Group:

Adtalem Global Education, Inc.	Lincoln Educational Services Corporation
American Public Education, Inc.	Perdoceo Education Corporation
Aspen Group, Inc.	Strategic Education, Inc.

Notes:

- The lines represent monthly index levels derived from compounded daily returns that include all dividends.
- The indexes are reweighted daily, using the market capitalization on the previous trading day.
- If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
- The index level for all series was set to $100 on September 30, 2017.
- Russell 2000 Index Data: Copyright Russell Investments. Used with permission. All rights reserved. Copyright 1980-2022.

Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the "Selected Financial Data" and the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under "Risk Factors" "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K.

General Overview

Founded in 1965, with more than 250,000 graduates in its history, Universal Technical Institute, Inc. ("we," "us" or "our") is a leading provider of transportation and technical training programs. As of September 30, 2022, we offered certificate, diploma or degree programs at 16 campuses across the United States under the banner of several well-known brands, including Universal Technical Institute ("UTI"), Motorcycle Mechanics Institute and Marine Mechanics Institute (collectively, "MMI"), NASCAR Technical Institute ("NASCAR Tech"), and MIAT College of Technology ("MIAT"). Additionally, we offer manufacturer specific advanced training ("MSAT") programs, including student-paid electives, at our campuses and manufacturer or dealer sponsored training at certain campuses and dedicated training centers. We offer the majority of our programs in a blended learning model that combines instructor-facilitated online teaching and demonstrations with hands-on labs.

Revenues

Our revenues consist primarily of student tuition and fees derived from the programs we provide after reductions are made for discounts and scholarships that we sponsor and for refunds for students who withdraw from our programs prior to specified dates. Tuition and fee revenue is recognized ratably over the term of the course or program offered. Approximately 99% of our revenues for each of the years ended September 30, 2022, 2021 and 2020, respectively, consisted of gross tuition. We supplement our tuition and fee revenues with additional revenues from sales of textbooks and program supplies and other revenues, which are recognized as the transfer of goods or services occurs. Through the proprietary loan program, the bank provides the students who participate in this program with extended payment terms for a portion of their tuition. Under ASC 606, the portion of tuition revenue related to the proprietary loan program is considered a form of variable consideration. We estimate the amount we ultimately expect to collect from the portion of tuition that is funded by the proprietary loan program, resulting in a note receivable. Estimating the collection rate requires significant management judgment. Upon adoption of

ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)* as of October 1, 2020, we revised our estimated collection rate to only include historical collections from the past ten years as we determined that such population better represents our current expected collections. The estimated amount is determined at the inception of the contract and we recognize the related revenue as the student progresses through school. Each reporting period, we update our assessment of the variable consideration associated with the proprietary loan program. Accordingly, we recognize tuition and loan origination fees financed by the loan and any related interest revenue under the effective interest method required under the loan based on this collection rate. Tuition revenue and fees generally vary based on the average number of students enrolled and average tuition charged per program. We also provide dealer technician training or instructor staffing services to manufacturers, and we recognize revenue as the transfer of services occurs.

Student Enrollment and Tuition

Average full-time enrollments vary depending on, among other factors, the number of continuing students at the beginning of a period, new student enrollments during the period, students who have previously withdrawn but decide to re-enroll during the period, graduations and withdrawals during the period. Our average full-time enrollments are influenced by the:

- Attractiveness of our program offerings to high school graduates and potential adult students;
- Effectiveness of our marketing efforts;
- Depth of our industry relationships;
- Strength of employment markets and long-term career prospects;
- Quality of our instructors and student services professionals;
- Persistence of our students; the length of our education programs;
- Availability of federal and alternative funding for our programs; and
- Number of graduates of our programs who elect to attend the advanced training programs we offer and general economic conditions.

The introduction of additional program offerings at existing campuses and opening additional campuses is expected to influence our average full-time enrollment. We currently offer start dates at our campuses that range from every three to six weeks throughout the year in our core programs. The number of start dates of advanced training programs varies by the duration of those programs and the needs of the manufacturers which sponsor them.

Our tuition charges vary by type and length of our programs and the program level, such as core or advanced training. We implemented tuition rate increases of up to 2.5%, 2.5% and 3.5% for each of the years ended September 30, 2022, 2021 and 2020, respectively. We regularly evaluate our tuition pricing based on individual campus markets, the competitive environment and ED regulations.

Financial Aid

Most students at our campuses rely on funds received under various government-sponsored student financial aid programs, predominantly Title IV Programs and various veterans' benefits programs, to pay a substantial portion of their tuition and other education-related expenses. Approximately 67% of our revenues, on a cash basis, were collected from funds distributed under Title IV Programs for the year ended September 30, 2022 as calculated under the 90/10 rule. Additionally, approximately 13% of our revenues, on a cash basis, were collected from funds distributed under various veterans' benefits programs for the year ended September 30, 2022.

We extend credit for tuition and fees, for a limited period of time, to the majority of our students. Our credit risk is mitigated through the students' participation in federally funded financial aid and veterans' benefit programs unless students withdraw prior to the receipt by us of Title IV or veterans' benefit funds for those students. The financial aid and veterans' benefits programs are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels. Extensive and complex regulations govern the financial assistance programs in which our students participate. Our administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of potential adverse actions, including a suspension, limitation, placement on reimbursement status or termination proceeding, which could have a material adverse effect on our business.

If any of our institutions were to lose its eligibility to participate in federal student financial aid or veterans' benefit programs, the students at that institution, and other locations of that institution, would lose access to funds derived from those programs and would have to seek alternative sources of funds to pay their tuition and fees. The receipt of financial aid and veterans benefit funds reduces the students' amounts due to us and has no impact on revenue recognition, as the transfer relates to the source of funding for the costs of education which may occur through Title IV, veterans benefit or other funds and resources available to the student. Additionally, we bear all credit and collection risk for the portion of our student tuition that is funded through the proprietary loan program.

Operating Expenses

We categorize our operating expenses as (i) educational services and facilities and (ii) selling, general and administrative.

Major components of educational services and facilities expenses include: faculty and other campus administration employees' compensation and benefits; facility rent; maintenance; utilities; depreciation and amortization of property and equipment used in the provision of educational services; tools; training aids; royalties under our licensing arrangements; and other costs directly associated with teaching our programs and providing educational services to our students.

Selling, general and administrative expenses include: compensation and benefits of employees who are not directly associated with the provision of educational services, such as: executive management, finance and central accounting, information technology, legal, human resources, marketing and student admissions; marketing and student enrollment expenses; professional services; bad debt expense; costs associated with the implementation and operation of our student management and reporting system; rent for our corporate office headquarters; depreciation and amortization of property and equipment that is not used in the provision of educational services; and other costs that are incidental to our operations. All marketing and student enrollment expenses are recognized in the period incurred. Costs related to the opening of new facilities, excluding related capital expenditures, are expensed in the period incurred or when services are provided.

2022 Overview

Student Metrics

	September 30, 2022	September 30, 2021	% Change
Total new student starts	13,374	13,028	2.7 %
Average undergraduate full-time active students	12,838	11,489	11.7 %
End of period undergraduate full-time active students	14,380	13,682	5.1 %

The increase in new student starts, average undergraduate full-time active students and end of period undergraduate full-time active students was due to strong student demand throughout fiscal 2021 and the acquisition of MIAT in November 2021. The opening of new campuses in Austin, TX and Miramar, FL during fiscal 2022 also contributed positively.

Our ability to start new students continues to be influenced by various factors including: unemployment rates; competition; adverse media coverage, legislative hearings, regulatory actions and investigations by attorneys general and various agencies related to allegations of wrongdoing on the part of other companies within the education and training services industry, which have cast the industry in a negative light; and the state of the general macro-economic environment and its impact on price sensitivity and the ability and willingness of students and their families to incur debt. For more information, see Item 1A. "Risk Factors."

Operations

Our revenues for the year ended September 30, 2022 were $418.8 million, an increase of $83.7 million, or 25.0%, from the prior year. The increase in revenue was due to growth in students, increased revenue per student due to the impact of the COVID-19 pandemic in the prior year, and the acquisition of MIAT.

In fiscal 2022, we had operating income of $22.4 million, as compared to $14.9 million in the prior year. Our operating expenses for fiscal 2022 increased 23.8% as compared to the prior year primarily due to support activities related to the increase in student enrollment and the acquisition of MIAT. Productivity improvements and proactive cost actions have been a key part of our operating model for the past several years, and we continue to identify and execute on efficiency opportunities throughout our cost structure, while improving and investing in the overall student experience. Net income for the year ended September 30, 2022 was $25.8 million compared to $14.6 million in the prior year.

Business Strategy

Our core business strategies are aligned with our mission to serve students, partners and communities by providing quality education and training for in-demand careers. Additionally, as we evolve our business model, we are focused on growth and diversification which is achieved through acquisitions, opening new campus locations, the expansion of new program offerings, and new funding and business operating models.

During the year ended September 30, 2022, we executed the following as part of our growth and diversification strategy:

Acquisitions

- Entered into a definitive agreement to acquire Concorde Career Colleges, Inc. ("Concorde") in May 2022. Concorde is a leading provider of industry-aligned healthcare education programs in fields such as nursing, dental hygiene and medical diagnostics. Concorde currently operates 17 campuses across eight states with approximately 8,000 students, and offers its programs in ground, hybrid and online formats. The acquisition aligns with our growth and diversification strategy, which is focused on offering a broader array of high-quality, in-demand workforce solutions which both prepare students for a variety of careers in fast-growing fields and help close the country's skills gap by leveraging key industry partnerships. On December 1, 2022, we closed the Concorde acquisition.
- Completed the acquisition of MIAT College of Technology ("MIAT") from HCP & Company on November 1, 2021. MIAT had an average of approximately 950 undergraduate full-time active students during the year ended September 30, 2022 through its campuses in Canton, Michigan and Houston, Texas. MIAT offers vocational and technical certificates as well as associates degrees in fields with robust and growing demand for skilled technical workers, including aviation maintenance, energy technology, wind power, robotics and automation, non-destructive testing, HVACR, and welding. The acquisition enables us to further expand our program offerings into growing industry sectors and rapidly expanding fields likely to be bolstered by technological innovation and the country's focus on sustainable energy.

Campus Openings and Optimization

- Expanded our operations through the opening of our new campuses in Austin, Texas and Miramar, Florida. Austin is our third school in Texas and Miramar is our second school in Florida. Both campuses help to broaden the reach of our skilled trade programs to high demand geographies.
- Completed the consolidation and reconfiguration of our UTI and MMI Orlando, Florida campus facilities into one site and the consolidation of the MMI Phoenix campus into our Avondale, Arizona building.
- Purchased the Lisle, Illinois campus ("Lisle Campus") in February 2022, for approximately $28.7 million in cash consideration, including closing costs and other fees and assumed debt of $18.3 million. In April 2022, we completed the financing for the purchase which retired the assumed debt and replenished approximately $20.0 million of the funds used to purchase the campus. See Notes 9, 12, 13 and 15 of the notes to our consolidated financial statements herein for additional details on the purchase and related debt and interest rate swap.

Program Expansion and New Industry Partnerships

- Executed on the next phase of our growth and diversification strategy by announcing the addition of 15 new programs across our campus footprint, including Aviation, HVACR, Robotics, Industrial Maintenance and Wind Energy Technician training to UTI and NASCAR Tech branded campuses, and initiated efforts to add Auto and Diesel Essentials to the MIAT Canton, Michigan campus. Pending all regulatory approvals, the initial planned program additions are projected to begin launching in the second quarter of 2023.
- Launched electric vehicle ("EV") technician training coursework to meet increasing demand for clean cars and trucks. This enhanced training is the initial step in our overall EV strategy to prepare future technicians for anticipated increasing EV sales in the coming decades.
    - As part of this initiative, we rolled out new curriculum in our Ford Accelerated Credential Training program to prepare students for the next generation of vehicles on the road. This new curriculum will feature blended learning courses on high voltage systems safety, hybrid vehicle components and operation,

EV battery components and operation and an introduction to high voltage battery service, as well as a Ford instructor-led class on hybrid and EV operation and diagnosis.

- ▪ We have also selected Bosch to support the development of new courseware that helps meet the needs of the growing EV market, which continues to see record sales and a demand for skilled technicians.

- Expanded our welding technology program to our Mooresville, North Carolina and Exton, Pennsylvania campuses in January and July 2022, respectively.

- Launched the BMW Fast Track program at our Avondale, Arizona and Orlando, Florida campuses in January 2022, our Long Beach, California campus in April 2022, our Houston, Texas campus in May 2022 and our Exton, Pennsylvania campus in August 2022. We expect to launch the program at our Lisle, Illinois campus in Spring 2023 and Miramar, Florida campus in Summer 2023.

- Formed a new strategic alliance with Napa Auto Parts ("NAPA"). NAPA will supply essential parts for hands-on labs, including brake kits, rotors, bulbs, bearing kits, wheel weights and more. The initial stage of the partnership will impact UTI, MMI and NASCAR Tech campuses and may be expanded to MIAT-branded campuses in the future.

Results of Operations

The following table sets forth selected statements of operations data as a percentage of revenues for each of the periods indicated.

	Year Ended September 30,		
	2022	**2021**	**2020**
Revenues	100.0 %	100.0 %	100.0 %
Operating expenses:			
Educational services and facilities	49.5 %	49.8 %	51.9 %
Selling, general and administrative	45.2 %	45.8 %	49.4 %
Total operating expenses	94.7 %	95.6 %	101.3 %
Income (loss) from operations	5.3 %	4.4 %	(1.3)%
Interest (expense) income, net	(0.4)%	(0.1)%	0.4 %
Other (expense) income	(0.1)%	0.2 %	— %
Total other (expense) income, net	(0.5)%	0.1 %	0.4 %
Income (loss) before income taxes	4.8 %	4.5 %	(0.9)%
Income tax benefit (expense)	1.3 %	(0.2)%	3.5 %
Net income	6.1 %	4.3 %	2.6 %
Preferred stock dividends	(1.2)%	(1.6)%	(1.8)%
Income available for distribution	4.9 %	2.7 %	0.8 %
Income allocated to participating securities	(1.9)%	(1.1)%	(0.4)%
Net income available to common shareholders	3.0 %	1.6 %	0.4 %

Year Ended September 30, 2022 Compared to Year Ended September 30, 2021

Revenues

Our revenues for the year ended September 30, 2022 were $418.8 million, an increase of $83.7 million, or 25.0%, as compared to revenues of $335.1 million for the year ended September 30, 2021. During fiscal 2022, our average full-time student enrollment increased by 11.7% and our new student starts increased 2.7%, driven primarily by the addition of MIAT and the opening of the two new campuses in Austin, Texas and Miramar, Florida. The increase in revenue is due to the growth in the average undergraduate full-time students and an increase in the average revenue per student as compared to the prior year which was impacted by the timing of completion of student make-up lab work and slower student progression due to the ongoing but diminishing impacts of COVID-19. The acquisition of MIAT also contributed to our revenue growth, accounting for $23.6 million of revenues for the year ended September 30, 2022.

We recognized $9.1 million on an accrual basis related to revenues and interest under the proprietary loan program for the year ended September 30, 2022, as compared to $9.7 million recognized for the year ended September 30, 2021.

Educational services and facilities expenses

Our educational services and facilities expenses for the year ended September 30, 2022 were $207.2 million, representing an increase of $40.4 million, or 24.2%, as compared to $166.8 million for the year ended September 30, 2021.

The following table sets forth the significant components of our educational services and facilities expenses (in thousands):

| | Year Ended September 30, | | | |
	2022		**2021**	
Salaries expense	$	88,632	$	75,561
Employee benefits and tax		17,384		11,689
Bonus expense		2,335		1,985
Stock-based compensation		240		60
Compensation and related costs		108,591		89,295
Occupancy costs		35,408		31,409
Depreciation and amortization expense		15,709		13,232
Supplies and maintenance expense		17,387		13,069
Student expense		4,908		4,158
Contract services expense		4,764		2,516
Taxes and licensing expense		2,749		2,422
Other educational services and facilities expenses		17,717		10,717
Total educational services and facilities expense	$	207,233	$	166,818

Compensation and related costs increased $19.3 million for the year ended September 30, 2022, as compared to the prior year. Salaries expense increased $13.1 million primarily related to incremental headcount for the two new campuses and two new welding programs launched during the year, as well as other programs and needs to continue enhancing the student experience. The acquisition of MIAT represented $7.3 million of the increase.

Occupancy costs increased $4.0 million during fiscal year 2022. Our occupancy cost increased due to the addition of the new Austin, Texas and Miramar, Florida campus locations as well as the two MIAT campus locations.

Depreciation and amortization expense increased $2.5 million during the year ended September 30, 2022 primarily due to the purchase of the Lisle Campus during fiscal year 2022.

Supplies and maintenance expense increased by $4.3 million primarily due to $1.9 million in technical supplies due to the addition of the Austin, Texas and Miramar, Florida campuses and $1.2 million in repairs and maintenance for the buildings and ground due to the consolidation of the MMI Phoenix, Arizona campus into the Avondale, Arizona building and the consolidation of the Orlando, Florida campus into one site.

Student expense increased by $0.8 million primarily due to a $0.3 million increase in student housing expenses.

Other educational services and facilities expense increased by $7.0 million. The increase is primarily related to an increased cost of tools of $2.1 million due to our new campus openings and books of $1.3 million due to our increased number of students.

Selling, general and administrative expenses

Our selling, general and administrative expenses for the year ended September 30, 2022 were $189.2 million, representing an increase of $35.8 million, or 23.4%, as compared to $153.3 million for the year ended September 30, 2021.

The following table sets forth the significant components of our selling, general and administrative expenses (in thousands):

	Year Ended September 30,	
	2022	**2021**
Salaries expense	$ 63,319	$ 56,644
Employee benefits and tax	11,734	10,965
Bonus expense	14,329	14,671
Stock-based compensation	4,172	1,748
Compensation and related costs	93,554	84,028
Advertising expense	51,546	38,748
Other selling, general and administrative expenses	26,314	18,828
Contract services expense	5,815	5,509
Professional services expense	8,755	5,409
Intangible asset impairment expense	2,000	—
Depreciation and amortization expense	1,174	796
Total selling, general and administrative expenses	$ 189,158	$ 153,318

Compensation and related costs increased by $9.5 million for the year ended September 30, 2022 as compared to the prior year, primarily due to an increase in headcount to support our growth and diversification initiatives, along with an increase in stock-based compensation expense reflecting the cumulative impact of annual grants being resumed in 2020 and adjustments related to the performance conditions in the prior year. The acquisition of MIAT represented $2.9 million of the increase.

Advertising expense increased by $12.8 million for the year ended September 30, 2022, as compared to the prior year. The increase was primarily attributable to incremental spend in support of our new campuses and programs launched during the current year. Advertising expense for MIAT accounted for $5.1 million of the increase. Advertising expense as a percentage of revenues increased to 12.3% for the year ended September 30, 2022 as compared to 11.6% in the prior year.

Other selling, general and administrative expenses increased by $7.5 million for the year ended September 30, 2022, as compared to the prior year, due to an increase of $1.9 million in travel and entertainment costs, $1.0 million for software, and $0.8 million for bad debt expense. The increase was also due to acquisition of MIAT which represented $3.9 million.

Professional services increased by $3.3 million and contract services expense increased by $0.3 million for the year ended September 30, 2022. The increases were primarily due to costs incurred related to our growth and diversification initiatives, including the acquisition of MIAT which closed in November 2021 and pre-closing costs associated with the acquisition of Concorde, which closed in December 2022.

During the year ended September 30, 2022, we recorded an intangible asset impairment charge of $2.0 million for the MIAT trademarks and trade name due to changing the useful life from indefinite to four years. See Notes 2 and 11 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Other (expense) income, net

Other expense for the year ended September 30, 2022 was $1.9 million, a decrease of $2.2 million as compared to other income of $0.2 million for the year ended September 30, 2021. The $1.9 million of other expense in fiscal 2022 was comprised primarily of $2.0 million of interest expense on our additional term loan entered into during 2022 and increased interest rates due to the increased federal reserve rate, as discussed further below, partially offset by interest income of $0.5 million.

Income taxes

Our income tax benefit for the year ended September 30, 2022 was $5.4 million, or 26.5% of pre-tax income, compared to an income tax expense of $0.6 million, or 4.0% of pre-tax income, for the year ended September 30, 2021. The effective income tax rate in each period differed from the federal statutory tax rate of 21% primarily as a result of changes in the valuation allowance and state taxes. The tax benefit recorded during the year ended September 30, 2022 primarily relates to the $12.1 million release of the valuation allowance during the period and the impact of the MIAT deferred tax liability for indefinite lived intangibles which are available to offset a portion of our indefinite lived deferred tax assets. Our income tax expense during the year ended September 30, 2021 was impacted by a decrease in the valuation allowance of $3.2 million. See Note 17 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K for further discussion.

Preferred stock dividends

On June 24, 2016, we sold 700,000 shares of Series A Preferred Stock for $70.0 million in cash, less $1.2 million in issuance costs. Pursuant to the terms of the certificate of designation defining the rights, preferences, and privileges of the Series A Preferred Stock, we paid preferred stock cash dividends totaling $5.2 million and $5.3 million during the years ended September 30, 2022 and 2021, respectively. See Note 19 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K for further discussion of the preferred stock.

Income available for distribution

Income available for distribution refers to net income reduced by dividends on our Series A Preferred Stock. As a result of the foregoing, we reported income available for distribution for the years ended September 30, 2022 and 2021 of $20.7 million and $9.3 million, respectively.

Income allocated to participating securities

Our Series A Preferred Stock is considered a participating security because, in the event that we pay a dividend or make a distribution on the outstanding common stock, we shall also pay each holder of the Series A Preferred Stock a dividend on an as-converted basis. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities according to dividend and participation rights in undistributed earnings. Under this method, all earnings, distributed and undistributed, are allocated to common shares and participating securities based on their respective rights to receive dividends. The amount of income allocated to the participating securities for the years ended September 30, 2022 and 2021 was $7.8 million and $3.6 million, respectively.

Net income available to common shareholders

After allocating the income to the participating securities, we had $12.8 million and $5.7 million of net income available to common shareholders for the years ended September 30, 2022 and 2021, respectively.

For a discussion of the financial results of operations for the year ended September 30, 2021 compared to the year ended September 30 2020, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Position and Results of Operations," of our 2021 Form 10-K filed with the SEC on December 2, 2021 which discussion is incorporated herein by reference and which is available free of charge on the SEC's website at www.sec.gov.

Non-GAAP Financial Measures

Our earnings before interest, tax, depreciation and amortization ("EBITDA") for the years ended September 30, 2022, 2021 and 2020 were $38.8 million, $29.5 million and $9.4 million, respectively. We define EBITDA as net income (loss) for the year, before interest (income) expense, income tax (benefit) expense, and depreciation and amortization.

EBITDA is a non-GAAP financial measure which is provided to supplement, but not substitute for, the most directly comparable GAAP measure. We choose to disclose this non-GAAP financial measure because it provides an additional analytical tool to clarify our results from operations and helps to identify underlying trends. Additionally, this measure helps compare our performance on a consistent basis across time periods. Management also utilizes EBITDA as an internal performance measure. To obtain a complete understanding of our performance, this measure should be examined in connection with net income (loss) determined in accordance with GAAP. Since the items excluded from this measure are significant components in understanding and assessing financial performance under GAAP, this measure should not be considered to be an alternative to net income (loss) or any other measures derived in accordance with GAAP as a measure of our operating performance or profitability. Exclusion of items in our non-GAAP presentation should not be construed as an inference that these items are unusual, infrequent or non-recurring. Other companies, including other companies in the education industry, may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure across companies. Investors are encouraged to use GAAP measures when evaluating our financial performance.

EBITDA reconciles to net income as follows (in thousands):

| | Year Ended September 30, | | |
	2022	2021	2020
Net income	$ 25,848	$ 14,581	$ 8,008
Interest expense (income), net	1,495	282	(1,142)
Income tax (benefit) expense	(5,407)	602	(10,602)
Depreciation and amortization [1]	16,883	14,028	13,150
EBITDA	$ 38,819	$ 29,493	$ 9,414

(1) Includes depreciation of training equipment obtained in exchange for services of $0.9 million, $1.2 million, and $1.3 million for the years ended September 30, 2022, 2021 and 2020, respectively.

Liquidity and Capital Resources

Overview of Liquidity

Based on past performance and current expectations, we believe that our cash flows from operations, cash on hand and investments will satisfy our working capital needs, capital expenditures, commitments and other liquidity requirements associated with our existing operations, as well as announced growth and diversification initiatives through at least the next fiscal year. Our cash position is available to fund strategic long-term growth initiatives, including opening additional campuses in new markets and the creation and expansion of new programs, such as welding, in existing markets and campus facilities.

Our total liquidity as of September 30, 2022 was $95.4 million, including cash and cash equivalents of $66.5 million and $28.9 million of held-to-maturity investments. This represents a decrease of $38.4 million from our total liquidity as of September 30, 2021.

Strategic Uses of Cash

We believe that additional strategic uses of our cash resources may include consideration of acquisitions, the repurchase of common stock, purchase of real estate assets, new campus openings or expansion of programs at existing campuses and subsidizing funding alternatives for our students, among others. To the extent that potential acquisitions are large enough to require financing beyond cash from operations, cash and cash equivalents, and held-to-maturity investments, or we need capital to fund operations or other new organic investments, we may enter into additional credit facilities, issue debt or issue additional equity.

On November 1, 2021, using operating cash on hand, we acquired all of the issued and outstanding shares of capital stock of MIAT for $26.0 million base purchase price plus $2.8 million working capital surplus for total cash consideration paid of $28.8 million. See Note 4 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K for additional details on the acquisition.

During February 2022, we purchased the Lisle Campus for approximately $28.7 million, in cash plus assumed debt, including closing costs and other fees. Due to the timing of the close for the Lisle Campus, we used available operating cash for the purchase. On April 14, 2022, our wholly owned subsidiary entered into a new loan agreement to fund the acquisition and retirement of the Lisle Term Loan - WA, via a term loan in the original principal amount of $38.0 million with a maturity of seven years. The net proceeds from the new loan agreement after fees and the retirement of the Lisle Term Loan - WA were approximately $20.0 million. See Notes 9, 15 and 16 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K for additional details on the purchase and related debt and interest rate swap.

On May 3, 2022, we entered into a definitive agreement to acquire Concorde for a base purchase price of $50.0 million in cash, subject to closing working capital adjustments. The closing is subject to customary closing conditions, including the receipt of a pre-acquisition review notice from ED that does not contain certain letter of credit requirements. On December 1, 2022, the company completed the Concorde acquisition. See Note 26 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K for additional details on this acquisition.

Long-term Debt

As of September 30, 2022, we had $68.1 million of long-term debt outstanding, which is comprised of two term loans. Of the $68.1 million outstanding, $30.1 million relates to a term loan that bears interest at the rate of LIBOR plus 2.0% over the seven year term secured in connection with the Avondale, Arizona campus property purchased in December 2020. The remaining $38.0 million relates to a term loan that bears interest at the rate of SOFR plus 2.0% over the seven year term, secured in connection with the purchase of the Lisle Campus property in February 2022. See Note 15 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K for additional details on the term loans.

On November 18, 2022, we entered into a revolving credit facility with Fifth Third Bank, a national banking association with a three year term (the "Credit Facility"). Availability under the Credit Facility is $100.0 million with a $20.0 million sub-facility available for letters of credit. On November 28, 2022, we drew $90.0 million from the credit facility in support of the closing of the Concorde acquisition. See Note 26 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K for additional details on this subsequent event item.

Dividends

We currently do not pay a cash dividend on our common stock. For our outstanding Series A preferred shares, we paid preferred stock cash dividends of $5.2 million and $5.3 million during the years ended September 30, 2022 and 2021, respectively. The preferred stock dividends are subject to adjustment for any preferred stock conversions that occur during the year.

Principal Sources of Liquidity

Our principal source of liquidity is operating cash flows and existing cash and cash equivalents. A majority of our revenues are derived from Title IV Programs and various veterans benefits programs. Federal regulations dictate the timing of disbursements of funds under Title IV Programs. Students must apply for new funding for each academic year consisting of 30-week periods. Loan funds are generally provided in two disbursements for each academic year. The first disbursement for first-time borrowers is usually received 30 days after the start of a student's academic year, and the second disbursement is typically received at the beginning of the 16th week from the start of the student's academic year. Under the proprietary loan program, we bear all credit and collection risk and students are not required to begin repayment until six months after the student completes or withdraws from his or her program. These factors, together with the timing of when our students begin their programs, affect our operating cash flow.

Surety Bonds

Each of our campuses must be authorized by the applicable state education agency in which the campus is located to operate and to grant certificates, diplomas or degrees to its students. Our campuses are subject to extensive, ongoing regulation by each of these states. Additionally, our campuses are required to be authorized by the applicable state education agencies of certain other states in which our campuses recruit students. Our insurers issue surety bonds for us on behalf of our campuses and admissions representatives with multiple states to maintain authorization to conduct our business. We are obligated to reimburse our insurers for any surety bonds that are paid by the insurers. As of September 30, 2022, the total face amount of these surety bonds was approximately $20.5 million.

Operating Activities

Our net cash provided by operating activities was $46.0 million and $55.2 million for the years ended September 30, 2022 and 2021, respectively.

Net income, after adjustments for non-cash items, provided cash of $64.8 million for the year ended September 30, 2022. The non-cash items included $16.9 million for depreciation and amortization expense, $15.9 million for amortization of right-of-use assets for operating leases, $4.3 million for stock-based compensation expense and $2.5 million for bad debt expense, partially offset by an adjustment of deferred taxes of $6.0 million due primarily to the release of our valuation allowance during the year.

Changes in operating assets and liabilities for the year ended September 30, 2022 used cash of $18.8 million primarily due to the following:

- Changes in our operating lease liability as a result of rent payments used cash of $14.0 million.
- Changes in our accounts payable and accrued expenses due to the timing of payments provided cash of $5.7 million.
- The decrease in deferred revenue used cash of $5.3 million and was primarily attributable to the timing of student starts, the number of students in school and where they were at period end in relation to completion of their program at September 30, 2022 as compared to September 30, 2021.
- The increase in prepaid expense and other current assets used cash of $1.7 million primarily related to the change in training equipment credits earned as of September 30, 2022.

Net income, after adjustments for non-cash items, for the year ended September 30, 2021 provided cash of $47.7 million. The non-cash items included $15.6 million for amortization of right-of -use assets for operating leases, $14.0 million for depreciation and amortization expense, $1.7 million for stock-based compensation expense, and $1.7 million for bad debt expense.

Changes in operating assets and liabilities for the year ended September 30, 2021 used cash of $7.4 million primarily due to the following:

- The increase in deferred revenue used cash of $17.0 million and was primarily attributable to the timing of student starts, the number of students in school and where they were at period end in relations to completion of their program at September 30, 2021 as compared to September 30, 2019.
- The decrease in receivables provided cash of $8.5 million and was primarily due to the timing of Title IV disbursements and other cash receipts on behalf of our students.
- The decrease in the income taxes receivable provided cash of $7.1 million and was primarily attributable to receipt of the remaining income tax refund originally recorded in fiscal 2020 as a result of the CARES Act which allowed us to carryback NOLs from previous years.
- Changes in our operating lease liability as a result of rent payments used cash of $20.5 million.
- The increase in prepaid expense and other current liabilities used cash of $4.4 million primarily related to the timing of payments to vendors and bonus accruals.

Investing Activities

For the year ended September 30, 2022, net cash used in investing activities was $134.6 million. The cash outflow was primarily related to the purchase of property and equipment of $79.5 million, of which $28.7 million related to the purchase of the Lisle Campus. Other capital expenditures included investments for new campuses in Austin, Texas and Miramar, Florida, the consolidation of the Orlando, Florida and Arizona campuses, and the rollout of new programs at our campuses. We purchased $28.8 million of short term held-to-maturity investments. Additionally, we purchased MIAT for $26.5 million, net of cash consideration received.

For the year ended September 30, 2021, net cash used in investing activities was $23.0 million. The cash outflow was primarily related to the purchase of property and equipment of $61.6 million, of which $45.2 million related to the purchase of the building and land at our Avondale, Arizona campus location, while the remaining amount represented capital expenditures for the Lisle, Illinois and Bloomfield, New Jersey welding program expansions, the Orlando, Florida and Sacramento, California consolidations, and other campus investments. The purchase of property and equipment was partially offset by proceeds from maturities of held-to-maturity securities of $37.7 million.

Financing Activities

For the year ended September 30, 2022, net cash provided by financing activities was $12.6 million which was primarily related to proceeds from our new term loan for the Lisle Campus of $38.0 million offset by the repayment of long-term debt of $19.2 million and the semi-annual payments of preferred stock dividends of $5.2 million.

For the year ended September 30, 2021, net cash provided by financing activities was $24.8 million which was primarily the result of the $31.2 million in proceeds received from the financing of the Avondale, Arizona property in May 2021. This was partially offset by our semi-annual payments of preferred stock dividends of $5.3 million.

For a discussion of our liquidity for the year ended September 30 2020, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Position and Results of Operations," of our 2021 Form 10-K filed with the SEC on December 2, 2021 which discussion is incorporated herein by reference and which is available free of charge on the SEC's website at www.sec.gov.

Share Repurchase Program

On December 10, 2020, our Board of Directors authorized a new share repurchase plan that would allow for the repurchase of up to $35.0 million of our common stock in the open market or through privately negotiated transactions. This new share repurchase plan replaced the previously authorized plan from fiscal 2012. Any repurchases under this new stock repurchase program require the approval of a majority of the voting power of our Series A Preferred Stock. We did not repurchase any shares during the years ended September 30, 2022, 2021, and 2020.

Related Party Transactions

Information concerning certain related party transactions is included in Note 13 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K.

For a description of additional information regarding related party transactions, see the information included in our proxy statement for the 2023 Annual Meeting of Stockholders under the heading "Certain Relationships and Related Transactions."

Seasonality

Our operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in total student population and costs associated with opening or expanding our campuses. Our student population varies as a result of new student enrollments, graduations and student attrition. Historically, we have had lower student populations in our third quarter than in the remainder of our year because fewer students are enrolled during the summer months. Additionally, we have had higher student populations in our fourth quarter than in the remainder of the year because more students enroll during this period. Our expenses, however, do not vary significantly with changes in student population and revenues and, as a result, such expenses do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of new school openings, new program introductions, increased enrollments of adult students or acquisitions. Furthermore, our revenues for the first quarter ending December 31 are impacted by the closure of our campuses for a week in December for a holiday break and during which we do not earn revenue.

	Revenues					
(Dollars shown in thousands)	**Year Ended September 30,**					
	2022		**2021**		**2020**	
Three Month Period Ending:	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
December 31	$ 105,075	25.1 %	$ 76,125	22.7 %	$ 87,234	29.0 %
March 31	102,086	24.4 %	77,709	23.2 %	82,717	27.5 %
June 30	100,966	24.1 %	83,768	25.0 %	54,483	18.1 %
September 30	110,638	26.4 %	97,481	29.1 %	76,327	25.4 %
Fiscal year	$ 418,765	100.0 %	$ 335,083	100.0 %	$ 300,761	100.0 %

The increase in revenues for each of the three months ended December 31, 2021, March 31, 2022, June 30, 2022 and September 30, 2022, as compared to the same periods in fiscal 2021, was primarily due to an increase in student population during fiscal 2022, in conjunction with the acquisition of MIAT. The first three periods also benefited from lower average revenue per student in the prior year period due to lingering impacts of COVID-19.

The increase in revenues from December 31, 2020 to September 30, 2021 was primarily related to student growth and the rebound in full-time active students during fiscal 2021 as the COVID-19 pandemic became more contained and vaccines became available. Our revenue recognized for active students improved in fiscal 2021 versus fiscal 2020, but was still impacted by COVID-19, with lower average revenue per student versus pre-COVID levels driven by the pace in which students were progressing through their programs and by students retaking courses previously completed or attempted.

	Income (Loss) from Operations					
(Dollars shown in thousands)	Year Ended September 30,					
	2022		2021		2020	
Three Month Period Ending:	Amount	Percent	Amount	Percent	Amount	Percent
December 31	$ 13,578	60.7 %	$ 775	5.2 %	$ 4,254	(109.9)%
March 31	3,377	15.1 %	(1,661)	(11.1)%	(499)	12.9 %
June 30	1,954	8.7 %	3,052	20.4 %	(13,779)	356.0 %
September 30	3,465	15.5 %	12,781	85.5 %	6,153	(159.0)%
Fiscal year	$ 22,374	100.0 %	$ 14,947	100.0 %	$ (3,871)	100.0 %

The increase in income from operations for fiscal year 2022 was primarily due to increased revenues well as continued execution of cost control measures.

The increase in income from operations from December 31, 2020 to September 30, 2021 was primarily due to increased revenue as well as continued execution of cost control measures.

Effect of Inflation

To date, inflation has not had a significant effect on our operations.

Critical Accounting Estimates

Our discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, the proprietary loan program, allowance for uncollectible accounts, goodwill recoverability, self-insurance claim liabilities, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Our significant accounting policies are discussed in Note 2 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most subjective and complex judgments in estimating the effect of inherent uncertainties.

Revenue recognition

Revenues consist primarily of student tuition and fees derived from the programs we provide after reductions are made for discounts and scholarships that we sponsor and for refunds for students who withdraw from our programs prior to specified dates. We apply the five-step model outlined in Accounting Standards Codification Topic 606, *Revenue from Contracts from*

Customers ("ASC 606"). Tuition and fee revenue is recognized ratably over the term of the course or program offered. Approximately 99% of our revenues for each of the years ended September 30, 2022, 2021 and 2020, respectively, consisted of gross tuition. The majority of our UTI programs are designed to be completed in 36 to 90 weeks while our MIAT programs are completed in 28 to 96 weeks. Our advanced training programs range from 12 to 23 weeks in durations. We supplement our revenues with sales of textbooks and program supplies and other revenues, which are recognized as the transfer of goods or services occurs. Deferred revenue represents the excess of tuition and fee payments received as compared to tuition and fees earned and is reflected as a current liability in our consolidated balance sheets because it is expected to be earned within the next 12 months.

We offer the majority of our programs in a blended learning model that combines instructor-facilitated online teaching and demonstrations with hands-on labs. We continue to recognize revenue ratably over the term of the course or program offered. All of our campuses were fully operational during fiscal 2022 and 2021. As a result, there was no deferred revenue related to the impact of COVID-19 as of September 30, 2022 and September 30, 2021, while we had $6.1 million of deferred revenue as of September 30, 2020.

Other

We provide dealer technician training or instructor staffing services to manufacturers. Revenues are recognized as transfer of the services occurs.

Proprietary Loan Program

In order to provide funding for students who are not able to fully finance the cost of their education under traditional governmental financial aid programs, commercial loan programs or other alternative sources, we established a private loan program with a bank. Through the proprietary loan program, the bank provides the students who participate in this program with extended payment terms for a portion of their tuition. Based on historical collection rates, we can demonstrate that a portion of these loans are collectible. Accordingly, we recognize tuition and loan origination fees financed by the loan and any related interest revenue under the effective interest method required under the loan based on this collection rate.

Under the terms of the proprietary loan program, the bank originates loans for our students who meet specific credit criteria with the related proceeds used exclusively to fund a portion of their tuition. We then purchase all such loans from the bank at least monthly and assume all of the related credit risk. The loans bear interest at market rates ranging from approximately 7% to 10%; however, principal and interest payments are not required until six months after the student completes or withdraws from his or her program. After the deferral period, monthly principal and interest payments are required over the related term of the loan. The repayment term is up to 10 years.

Under ASC 606, the portion of tuition revenue related to the proprietary loan program is considered a form of variable consideration. We estimate the amount we ultimately expect to collect from the portion of tuition that is funded by the proprietary loan program, resulting in a note receivable. Estimating the collection rate requires significant management judgment. Upon adoption of ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)* as of October 1, 2020, we revised our estimated collection rate to only include historical collections from the past ten years as we determined that such population better represents our current expected collections and aligns with the typical term of the loan. The estimated amount is determined at the inception of the contract and we recognize the related revenue as the student progresses through school. Each reporting period, we update our assessment of the variable consideration associated with the proprietary loan program.

Allowance for uncollectible accounts

We maintain an allowance for uncollectible accounts for estimated losses resulting from the inability, failure or refusal of our students to make required payments. We offer a variety of payment plans to help students pay that portion of their education expenses not covered by financial aid programs or alternate fund sources, which are unsecured and not guaranteed.

We use estimates that are subjective and require judgment in determining the allowance for doubtful accounts, which are principally based on accounts receivable, historical percentages of uncollectible accounts, customer credit worthiness and changes in payment history when evaluating the adequacy of the allowance for uncollectible accounts. We also monitor and consider external factors such as changes in the economic and regulatory environment. We use an internal group of collectors, augmented by third party collectors as deemed appropriate, in our collection efforts. When a student with Title IV loans withdraws, Title IV rules determine if we are required to return a portion of Title IV funds to the lender. We are then entitled to collect these funds from the students, but collection rates for these types of receivables is significantly lower than our collection rates for receivables for students who remain in our programs.

Although we believe that our allowance is adequate, if we underestimate the allowances required, additional allowances may be necessary, which would result in increased selling, general and administrative expenses in the period such determination is made.

Goodwill and Intangible Assets

We test goodwill and indefinite-lived intangible assets for impairment annually as of August 1, or more frequently if events and circumstances warrant. Under ASC 350, *Intangibles - Goodwill and Other*, to evaluate the impairment of goodwill, we first assess qualitative factors, such as deterioration in the operating performance of the acquired business, adverse market conditions, adverse changes in the applicable laws or regulations and a variety of other circumstances, to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. To evaluate the impairment of the indefinite-lived intangible assets, we assess the fair value of the assets to determine whether they were greater or less than the carrying values. If we conclude that it is more likely than not that the fair value is less than the carrying amount based on our qualitative assessment, or that a qualitative assessment should not be performed, we proceed with the quantitative impairment tests to compare the estimated fair value of the reporting unit to the carrying value of its net assets. Determining the fair value of indefinite-lived intangible assets is judgmental in nature and involves the use of significant estimates and assumptions. We believe the most critical assumptions and estimates in determining the estimated fair value of our reporting units include, but are not limited to, future tuition revenues, operating costs, working capital changes, capital expenditures and a discount rate. The assumptions used in determining our expected future cash flows consider various factors such as historical operating trends particularly in student enrollment and pricing and long-term operating strategies and initiatives.

We also have definite-lived intangible assets, which primarily consist of purchased intangibles and capitalized curriculum development costs. The definite-lived intangible assets are recognized at cost less accumulated amortization. Amortization is computed using the straight-line method based on estimated useful lives of the related assets.

2022 Impairment Testing

Our total recorded goodwill was $16.9 million as of September 30, 2022. Of this balance, $8.6 million relates to our acquisition of MIAT in November 2021. The remaining $8.2 million relates to our MMI Orlando, Florida campus and resulted from the acquisition of our motorcycle and marine education business in 1998. We completed our 2022 annual goodwill impairment tests and determined that it was more likely than not that the fair value of the reporting units exceeded the carrying value and concluded that goodwill was not impaired. As a result, we did not perform the quantitative goodwill impairment evaluation.

Our total recorded intangible assets were $14.2 million as of September 30, 2022 which primarily relates to the MIAT acquisition completed on November 1, 2021. During the fourth quarter of 2022, in conjunction with our growth and diversification initiatives, we completed a branding study. As a result of this study, we determined that the useful life of the MIAT trademarks and trade name was no longer indefinite and a 4 year finite useful life was more appropriate. We completed the required impairment testing when changing from an indefinite to a finite useful life for an intangible asset and determined that the carrying value of the MIAT trademarks and trade name exceeded its fair value. We determined the fair value of intangible asset to be $1.0 million using the relief from royalty method, and recorded an intangible asset impairment charge of $2.0 million during the year ended September 30, 2022. Actual results may differ from the amounts included in our assessment, which could result in additional impairment of our intangible assets in the future. There was no impairment related to our other intangible assets.

Income taxes

We are subject to the income tax laws of the United States, which are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. As a result, significant judgments and interpretations are required in determining our provision for income taxes.

Each reporting period, we estimate the likelihood that we will be able to recover our deferred tax assets, which represent timing differences in the recognition of revenue and certain tax deductions for accounting and tax purposes. The realization of deferred tax assets is dependent, in part, upon future taxable income. In assessing the need for a valuation allowance, we consider all available evidence, including our historical profitability and projections of future taxable income. If, based on the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, we record a valuation allowance. Such valuation allowance is maintained on our deferred tax assets until sufficient positive evidence exists to support its reversal in future periods. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Significant judgment is required to determine if, and the extent to which, valuation allowances should be recorded against deferred tax assets. Changes in the valuation allowance are included in our statement of operations as a charge or credit to income tax benefit (expense).

As a result of our assessment, income tax benefit (expense) within our statements of operations was impacted by decreases of $12.1 million and $3.2 million in the valuation allowance during the years ended September 30, 2022 and 2021, respectively. The amount of the deferred tax assets considered realizable, however, could be adjusted in future periods if estimates of future taxable income during the carryforward period are increased and if additional weight may be given to subjective evidence such as our projections for growth. We will continue to evaluate our valuation allowance in future periods for any change in circumstances that causes a change in judgment about the realizability of the deferred tax assets.

Although we believe that our estimates are reasonable, changes in tax laws or our interpretation of tax laws, and the outcome of future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Additionally, actual operating results and the underlying amount and category of income in future years could render our current assessment of recoverable deferred tax assets inaccurate.

Recent Accounting Pronouncements

Information concerning recently issued accounting pronouncements which are not yet effective is included in Note 3 of the notes to our Consolidated Financial Statements within Part II, Item 8 of this Annual Report on Form 10-K. As indicated in Note 3, we are still evaluating the impact of the recently issued accounting pronouncements on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal exposure to market risk relates to changes in interest rates.

We invest our cash and cash equivalents and short-term investments in money market funds and short-term corporate and municipal bonds. As of September 30, 2022, we held $66.5 million in cash and cash equivalents and $28.9 million in held-to-maturity investments. During the fiscal year ended September 30, 2022, we earned interest income of $0.5 million. As we have a restrictive investment policy, our financial exposure to fluctuations in interest rates related to our interest income is expected to remain low. We do not believe that the value or liquidity of our cash and cash equivalents and held-to-maturity investments have been significantly impacted by current market events.

On May 12, 2021, we entered into a credit agreement to finance the Avondale property through a $31.2 million term loan that bears interest at the rate of LIBOR plus 2.0% with a maturity of seven years. As of September 30, 2022, the fair value of our long-term debt was $30.1 million and bears interest on the outstanding principal amount at a rate equal to the LIBOR plus 2.0%, which was 4.56% as of September 30, 2022.

On April 14, 2022, we entered into a credit agreement to finance the Lisle Campus through a $38.0 million term loan that bears interest at the rate of SOFR plus 2.0% with a maturity of seven years. As of September 30, 2022, the fair value of our long-term debt was $38.0 million and bears interest on the outstanding principal amount at a rate equal to the SOFR plus 2.0%, which was 4.51% as of September 30, 2022.

We believe the carrying value of the debt approximates fair value as the interest rate is a floating rate equal to the LIBOR or SOFR plus 2.0%, which is representative of market rates for similar instruments. It is anticipated that the fair market value of our debt will continue to be immaterially affected by fluctuations in interest rates and we do not believe that the value of our debt has been significantly impacted by current market events. The variable rate of interest on our long-term debt can expose us to interest rate volatility due to changes in LIBOR and SOFR. To mitigate this exposure, we entered into interest rate swap agreements that effectively fix the interest rates on 50% of the principal amounts of the term loans at 3.5% and 4.69% for the entire loan term on our Avondale debt and Lisle debt, respectively.

During the fiscal year ended September 30, 2022, we recorded interest expense of $2.0 million on our outstanding debt. Assuming all terms of our outstanding long-term debt remained the same, a hypothetical 10.0% change (up or down) in the one-month LIBOR would result in a $3.4 million change to our annual interest expense for the portion of the long-term debt not hedged by the interest rate swap agreement.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements of the Company and its subsidiaries are included below on pages F-2 to F-49 of this report:

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2022, pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of September 30, 2022 were effective in ensuring that (i) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) or 15d-15(d) that occurred during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting and Attestation Report of Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting and the attestation report of our Independent Registered Public Accounting Firm with respect to the effectiveness of our internal control over financial reporting are included on pages F-2 and F-3, respectively, of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements, errors and instances of fraud, if any, within our company have been or will be prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls also can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks that internal controls may become inadequate as a result of changes in conditions, or through the deterioration of the degree of compliance with policies or procedures.

Management's Certifications

The Company has filed as exhibits to its Annual Report on Form 10-K for the year ended September 30, 2022, filed with the SEC, the certifications of the Chief Executive Officer and the Chief Financial Officer of the Company required by Section 302 of the Sarbanes-Oxley Act of 2002.

The Company has submitted to the NYSE the most recent Annual Chief Executive Officer Certification as required by Section 303A.12(a) of the NYSE Listed Company Manual.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Below is a list of our Executive Officers and Board of Directors as of September 30, 2022:

Executive Officer	Position
Jerome A. Grant	Chief Executive Officer
Troy R. Anderson	Executive Vice President and Chief Financial Officer
Sherrell E. Smith	Executive Vice President, Campus Operations & Services
Bart H. Fesperman	Senior Vice President, Chief Commercial Officer
Todd A. Hitchcock	Senior Vice President, Chief Strategy and Transformation Officer
Christopher E. Kevane	Senior Vice President, Chief Legal Officer
Sonia C. Mason	Senior Vice President, Chief Human Resources Officer
Eric A. Severson	Senior Vice President, Admissions
Lori B. Smith	Senior Vice President, Chief Information Officer

Director	Position
Robert T. DeVincenzi	Chairman of the Board, Universal Technical Institute, Inc.; Principal Partner, Lupine Venture Group
David A. Blaszkiewicz	President and Chief Executive Officer, Invest Detroit
George W. Brochick	Executive Vice President - Strategic Development, Penske Automotive Group, Inc.
Jerome A. Grant	Chief Executive Officer, Universal Technical Institute, Inc.
LTG (R) William J. Lennox	Former Superintendent of the United States Military Academy at West Point; Chief Executive Officer, Lennox Strategies, LLC
Shannon L. Okinaka	Executive Vice President, Chief Financial Officer and Treasurer of Hawaiian Holdings, Inc.
Loretta L. Sanchez	Former U.S. Congresswoman; Chief Executive Officer, Datamatica, LLC
Christopher S. Shackelton	Managing Partner, Coliseum Capital Management, LLC
Linda J. Srere	Former President, Young and Rubicam Advertising
Kenneth R. Trammell	Former Executive Vice President and Chief Financial Officer, Tenneco Inc.

The information required by this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of fiscal year ended September 30, 2022.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of fiscal year ended September 30, 2022.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of fiscal year ended September 30, 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of fiscal year ended September 30, 2022.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of fiscal year ended September 30, 2022.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Annual Report on Form 10-K:

    (1) The financial statements required to be included in this Annual Report on Form 10-K are included in Item 8 of this Report.

    (2) All other schedules have been omitted because they are not required, are not applicable, or the required information is shown on the financial statements or the notes thereto.

    (3) Exhibits:

Exhibit Number	Description
2.1#	Stock Purchase Agreement by and among HCP ED Holdings, LLC, HCP ED Holdings, Inc., Michigan Institute of Aeronautics, Inc. D/B/A MIAT College of Technology, and Universal Technical Institute, Inc. dated March 29, 2021. (Incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q dated May 7, 2021.)
2.2	Purchase and Sale Contract dated February 4, 2022, by and among Universal Technical Institute, Inc., Universal Technical Institute Ventures, LLC, and iStar Net Lease I LLC (incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q dated May 5, 2022).
2.3	Purchase and Sale Contract dated February 11, 2022, by and among Universal Technical Institute, Inc., Universal Technical Institute Ventures, LLC, and iStar Net Lease Member I LLC (incorporated by reference to Exhibit 2.2 to the Registrant's Quarterly Report on Form 10-Q dated May 5, 2022).
2.4	Stock Purchase Agreement, dated May 3, 2022, by and among Universal Technical Institute, Inc., Concorde Career Colleges, Inc., Liberty Partners Holdings 28, L.L.C., Liberty Investment IIC, LLC, and Liberty Partners L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 3, 2022).
3.1	Fifth Amended and Restated Certificate of Incorporation of Universal Technical Institute, Inc. dated February 26, 2021. (Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q dated May 7, 2021.)
3.2	Fourth Amended and Restated Bylaws of Universal Technical Institute, Inc., a Delaware Corporation (as amended on February 26, 2021). (Incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q dated May 7, 2021.)
3.3	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock. (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Registrant on June 24, 2016.)
3.4	Certificate of Designation, Preferences and Rights of Series E Junior Participating Preferred Stock. (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Registrant on June 30, 2016.)
4.1	Specimen Certificate evidencing shares of common stock. (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 dated October 3, 2003, or an amendment thereto (No. 333-109430).)
4.2	Registration Rights Agreement, dated December 16, 2003, between the Registrant and certain stockholders signatory thereto. (Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 dated October 3, 2003, or an amendment thereto (No. 333-109430).)
4.3	Registration Rights Agreement dated June 24, 2016 by and between the Registrant and Coliseum Holdings I, LLC. (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant on June 24, 2016.)
4.4	Rights Agreement, dated as of June 29, 2016, by and between the Registrant and Computershare Inc., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant on June 30, 2016.)
4.5	Amendment to Rights Agreement, dated as of February 21, 2017, by and between the Registrant and Computershare Inc., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant on February 21, 2017.)
4.6+	Description of Securities.

Exhibit Number	Description
10.1*	Universal Technical Institute Executive Benefit Plan, effective March 1, 1997. (Incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 dated October 3, 2003, or an amendment thereto (No. 333-109430).)
10.2*	Management 2002 Option Program. (Incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 dated October 3, 2003, or an amendment thereto (No. 333-109430).)
10.3*	Universal Technical Institute, Inc. 2003 Incentive Compensation Plan (as amended March 1, 2017). (Formerly known as the 2003 Stock Incentive Plan). (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on March 3, 2017.)
10.4.1*	Form of Restricted Stock Unit Agreement. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on September 11, 2013.)
10.4.2*	Form of Restricted Stock Unit Agreement. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on September 10, 2014.)
10.4.3*	Form of Performance Unit Award Agreement. (Incorporated by reference to Exhibit 10.4.3 to the Annual Report on Form 10-K filed by the Registrant on December 1, 2017.)
10.4.4*	Form of Performance Unit Award Agreement. (Incorporated by reference to Exhibit 10.4.4 to the Annual Report on Form 10-K filed by the Registrant on December 1, 2017.)
10.4.5*	Form of Performance Cash Award Agreement. (Incorporated by reference to Exhibit 10.4.5 to the Annual Report on Form 10-K filed by the Registrant on December 1, 2017.)
10.4.6*	Form of Performance Cash Award Agreement. (Incorporated by reference to Exhibit 10.4.6 to the Annual Report on Form 10-K filed by the Registrant on December 1, 2017.)
10.5	Lease Agreement, dated July 2, 2001, as amended February 27, 2015, between Delegates LLC, as landlord, and The Clinton Harley Corporation, as tenant. (Incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 dated October 3, 2003, or an amendment thereto (No. 333-109430), and Exhibit 10.1 to the Form 10-Q filed by the Registrant on May 1, 2015.)
10.6	Form of Indemnification Agreement by and between the Registrant and its directors and officers. (Incorporated by reference to Exhibit 10.7 to the Form 8-K filed by the Registrant on August 6, 2014.)
10.7*	Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on April 6, 2010.)
10.8*	Employment Agreement, dated April 8, 2014, between the Registrant and Kimberly J. McWaters. (Incorporated by reference to Exhibit 10.1 to a Form 8-K filed by the Registrant on April 11, 2014.)
10.11.1*	Offer Letter, dated as of August 2, 2012, between the Registrant and Sherrell E. Smith. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on August 21, 2012.)
10.11.2*	Addendum Letter, dated as of August 7, 2012, between the Registrant and Sherrell E. Smith. (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant on August 21, 2012.)
10.13*	Form of Retention/Recognition Bonus Agreement. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on June 13, 2011.)
10.14*	Universal Technical Institute, Inc. Severance Plan, as amended October 1, 2019, (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on September 24, 2019.)
10.15	Securities Purchase Agreement dated June 24, 2016, between the Registrant and Coliseum Holdings I, LLC. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on June 24, 2016.)
10.16*	Retirement Agreement and Release of Claims, dated as of October 31, 2019, by and between the Registrant and Kimberly J. McWaters, as amended. (Incorporated by reference to Exhibit 10.16 to the Form 10-K filed by the Registrant on December 6, 2019.)
10.17*	Employment Agreement, dated November 1, 2019, by and between the Registrant and Jerome A. Grant. (Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant on October 21, 2019.)
10.18	Credit Agreement, dated May 12, 2021, by and among the Company, Universal Technical Institute of Arizona, LLC and Fifth Third Bank, National Association (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on May 12, 2021.)

Exhibit Number	Description
10.19	Term Promissory Note, issued by the Company, dated May 12, 2021 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on May 12, 2021).
10.20	Deed of Trust, Security Agreement and Fixture Filing dated May 12, 2021 (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed with the SEC on May 12, 2021).
10.21	Universal Technical Institute, Inc. 2021 Equity Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on February 26, 2021).
10.22	Loan Agreement dated April 14, 2022, by and among 2611 Corporate West Drive Venture LLC and Valley National Bank (incorporated by reference to Exhibit 10.3 to the Form 10-Q dated May 5, 2022).
10.23	Guaranty dated April 14, 2022, by and among Universal Technical Institute, Inc., 2611 Corporate West Drive Venture LLC and Valley National Bank (incorporated by reference to Exhibit 10.4 to the Form 10-Q dated May 5, 2022).
21.1+	Subsidiaries of the Registrant.
23.1+	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney. (Included on signature page.)
31.1+	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Certification of Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Indicates a contract with management or compensatory plan or arrangement.

+ Filed herewith.

Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2022   UNIVERSAL TECHNICAL INSTITUTE, INC.

                                                  By: /s/ Jerome A. Grant
                                                  _____
                                                  Jerome A. Grant, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerome A. Grant and Troy R. Anderson, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and any documents related to this report and filed pursuant to the Securities Exchange Act of 1934, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Jerome A. Grant Jerome A. Grant	Chief Executive Officer (Principal Executive Officer)	December 12, 2022
/s/ Troy R. Anderson Troy R. Anderson	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 12, 2022
/s/ Robert T. DeVincenzi Robert T. DeVincenzi	Chairman of the Board	December 12, 2022
/s/ David A. Blaszkiewicz David A. Blaszkiewicz	Director	December 12, 2022
/s/ George W. Brochick George W. Brochick	Director	December 12, 2022
/s/ William J. Lennox, Jr. William J. Lennox, Jr.	Director	December 12, 2022
/s/ Shannon L. Okinaka Shannon L. Okinaka	Director	December 12, 2022

| /s/ Loretta L. Sanchez | Director | December 12, 2022 |
| Loretta L. Sanchez | | |

| /s/ Christopher S. Shackelton | Director | December 12, 2022 |
| Christopher S. Shackelton | | |

| /s/ Linda J. Srere | Director | December 12, 2022 |
| Linda J. Srere | | |

| /s/ Kenneth R. Trammell | Director | December 12, 2022 |
| Kenneth R. Trammell | | |

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company and for assessing the effectiveness of internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting includes policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the company's assets; providing reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management and director authorization; and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in *"Internal Control — Integrated Framework (2013)"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2022.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Universal Technical Institute, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Universal Technical Institute, Inc. (the "Company") as of September 30, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended September 30, 2022, of the Company and our report dated December 12, 2022 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
December 12, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Universal Technical Institute, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Universal Technical Institute, Inc. (the "Company") as of September 30, 2022 and 2021, the related statements of operations, other comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 12, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenues - Proprietary Loan Program Revenue Recognition - Refer to Note 2 in the FY 2022 Form 10K

Critical Audit Matter Description

The portion of tuition revenue related to the Company's proprietary loan program is considered a form of variable consideration, in accordance with ASC 606, Revenue from Contracts with Customers. The Company estimates the amount it expects to collect on these loans by calculating the amount due compared to historical loan collections over the past 10 years, and recognizes that amount of estimated revenue over the student's program, resulting in a Notes Receivable balance of $35.9 million as of September 30, 2022. The Company evaluates the collectability rate of its outstanding loans each quarter, which requires significant management judgment. The Company currently uses the actual collection experience over the past 10 years to determine the expected collection rate.

The key judgment made by management is the length of historical collection experience used to calculate the expected collection rate and requires a high degree of auditor judgement in determining the reasonableness of the period of time used by management to estimate the expected collection rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the expected collection rate for the proprietary loan program included the following, among others:

- Tested the design and effectiveness of the Company's internal controls related to the Company's evaluation of the proprietary loan program expected collection rate.
- Considered how the expected collection rate might change if the Company had used a different time period in the calculation of the expected collection rate, and what impact it would have on the financial statements.
- Performed a trend analysis by comparing recent repayment trends and collection rates by quarter over the past 3 years compared to the expected collection rate calculated to evaluate whether the expected collection rate estimate is reasonable.
- Recalculated the expected collection rate based on the actual collection rates of the loan portfolio for the most recent 10 years.
- Evaluated the underlying historical loan data by making selections of loans included in the data population and traced to source documentation, and recalculated the amount of the loan due as of the reporting date.
- Agreed monthly loan collection amounts for selected months to bank statements.
- Tested completeness of the loan data population by tracing a selection of students from historical accounting records to the underlying population used to calculate the expected collection rate.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
December 12, 2022

We have served as the Company's auditor since 2015.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value and per share amounts)

	September 30, 2022	September 30, 2021
Assets		
Cash and cash equivalents	$ 66,452	$ 133,721
Restricted cash	3,544	12,256
Held-to-maturity investments	28,918	—
Receivables, net	16,450	17,151
Notes receivable, current portion	5,641	5,538
Prepaid expenses	6,139	6,658
Other current assets	8,809	8,068
Total current assets	135,953	183,392
Property and equipment, net	214,292	122,051
Goodwill	16,859	8,222
Intangible assets, net	14,215	124
Notes receivable, less current portion	30,231	30,586
Right-of-use assets for operating leases	132,038	159,075
Deferred tax assets, net	3,365	—
Other assets	5,958	9,120
Total assets	$ 552,911	$ 512,570
Liabilities and Shareholders' Equity		
Accounts payable and accrued expenses	$ 63,504	$ 54,397
Deferred revenue	54,223	57,648
Accrued tool sets	3,176	3,292
Operating lease liability, current portion	12,959	14,075
Long-term debt, current portion	1,115	876
Other current liabilities	2,745	2,430
Total current liabilities	137,722	132,718
Deferred tax liabilities, net	—	674
Operating lease liability	129,302	153,228
Long-term debt	66,423	29,850
Other liabilities	4,067	7,570
Total liabilities	337,514	324,040
Commitments and contingencies (Note 18)		
Shareholders' equity:		
Common stock, $0.0001 par value, 100,000 shares authorized, 33,857 and 32,915 shares issued, and 33,775 and 32,833 shares outstanding as of September 30, 2022 and 2021, respectively	3	3
Preferred stock, $0.0001 par value, 10,000 shares authorized; 676 and 700 shares of Series A Convertible Preferred Stock issued and outstanding as of September 30, 2022 and 2021, liquidation preference of $100 per share	—	—
Paid-in capital - common	148,372	142,314
Paid-in capital - preferred	66,481	68,853
Treasury stock, at cost, 82 shares as of September 30, 2022 and 2021, respectively	(365)	(365)
Retained deficit	(1,307)	(21,996)
Accumulated other comprehensive income (loss)	2,213	(279)
Total shareholders' equity	215,397	188,530
Total liabilities and shareholders' equity	$ 552,911	$ 512,570

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

		Year Ended September 30,			
		2022		**2021**	**2020**
Revenues	$	418,765	$	335,083 $	300,761
Operating expenses:					
Educational services and facilities		207,233		166,818	155,932
Selling, general and administrative		189,158		153,318	148,700
Total operating expenses		396,391		320,136	304,632
Income (loss) from operations		22,374		14,947	(3,871)
Other (expense) income:					
Interest income		507		83	1,152
Interest expense		(2,002)		(365)	(10)
Other (expense) income		(438)		518	135
Total other (expense) income, net		(1,933)		236	1,277
Income (loss) before income taxes		20,441		15,183	(2,594)
Income tax benefit (expense)		5,407		(602)	10,602
Net income		25,848		14,581	8,008
Preferred stock dividends		(5,159)		(5,250)	(5,264)
Income available for distribution		20,689		9,331	2,744
Income allocated to participating securities		(7,847)		(3,647)	(1,135)
Net income available to common shareholders	$	12,842	$	5,684 $	1,609
Earnings per share (See Note 21):					
Net income per share - basic	$	0.39	$	0.17 $	0.05
Net income per share - diluted	$	0.38	$	0.17 $	0.05
Weighted average number of shares outstanding:					
Basic		33,218		32,766	29,812
Diluted		33,743		33,123	30,113

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(In thousands)

	Year Ended September 30,		
	2022	2021	2020
Net income	$ 25,848	$ 14,581	$ 8,008
Other comprehensive income:			
Unrealized gain (loss) on interest rate swaps, net of taxes	2,492	(279)	—
Comprehensive income	$ 28,340	$ 14,302	$ 8,008

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Preferred Stock		Paid-in Capital - Common	Paid-in Capital - Preferred	Treasury Stock		Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			Shares	Amount			
Balance as of September 30, 2019	32,499	$ 3	700	$ —	$187,493	$ 68,853	(6,865)	$(97,388)	$(44,673)	$ —	$ 114,288
Net income	—	—	—	—	—	—	—	—	8,008	—	8,008
Adjustment for the adoption of ASC 842	—	—	—	—	—	—	—	—	8,958	—	8,958
Issuance of common stock under employee plans	328	—	—	—	—	—	—	—	—	—	—
Shares withheld for payroll taxes	(97)	—	—	—	(698)	—	—	—	—	—	(698)
Stock-based compensation	—	—	—	—	2,077	—	—	—	—	—	2,077
Shares issued for equity offering	—	—	—	—	(47,870)	—	6,783	97,023	—	—	49,153
Preferred stock cash dividends declared	—	—	—	—	—	—	—	—	(5,264)	—	(5,264)
Balance as of September 30, 2020	32,730	$ 3	700	$ —	$141,002	$ 68,853	(82)	$ (365)	$(32,971)	$ —	$ 176,522
Net income	—	—	—	—	—	—	—	—	14,581	—	14,581
Cumulative effect from adoption of ASC 326	—	—	—	—	—	—	—	—	1,644	—	1,644
Issuance of common stock under employee plans	251	—	—	—	—	—	—	—	—	—	—
Shares withheld for payroll taxes	(66)	—	—	—	(421)	—	—	—	—	—	(421)
Stock-based compensation	—	—	—	—	1,733	—	—	—	—	—	1,733
Preferred stock cash dividends declared	—	—	—	—	—	—	—	—	(5,250)	—	(5,250)
Unrealized loss on interest rate swap	—	—	—	—	—	—	—	—	—	(279)	(279)
Balance as of September 30, 2021	32,915	$ 3	700	$ —	$142,314	$ 68,853	(82)	$ (365)	$(21,996)	$ (279)	$ 188,530
Net income	—	—	—	—	—	—	—	—	25,848	—	25,848
Issuance of common stock under employee plans	300	—	—	—	—	—	—	—	—	—	—
Shares withheld for payroll taxes	(82)	—	—	—	(651)	—	—	—	—	—	(651)
Stock-based compensation	—	—	—	—	4,337	—	—	—	—	—	4,337
Preferred stock conversion	724	—	(24)	—	2,372	(2,372)	—	—	—	—	—
Preferred stock cash dividends declared	—	—	—	—	—	—	—	—	(5,159)	—	(5,159)
Unrealized gain on interest rate swap, net of taxes	—	—	—	—	—	—	—	—	—	2,492	2,492
Balance as of September 30, 2022	33,857	$ 3	676	$ —	$148,372	$ 66,481	(82)	$ (365)	$ (1,307)	$ 2,213	$ 215,397

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,		
	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 25,848	$ 14,581	$ 8,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	16,884	14,027	11,804
Amortization of right-of-use assets for operating leases	15,893	15,605	24,273
Intangible asset impairment expense	2,000	—	—
Bad debt expense	2,510	1,718	1,767
Stock-based compensation	4,337	1,733	2,077
Deferred income taxes	(6,014)	—	345
Training equipment credits earned, net	180	364	541
Unrealized gain (loss) on derivative contract	2,492	(279)	—
Other losses (gains), net	663	(13)	(52)
Changes in assets and liabilities:			
Receivables	564	8,483	(13,749)
Notes receivable	252	(1,687)	2,286
Prepaid expenses and other current assets	(1,737)	(4,391)	(1,016)
Other assets	(1,673)	(768)	(76)
Accounts payable and accrued expenses	5,652	1,790	7,020
Deferred revenue	(5,268)	16,954	(2,192)
Income tax receivable	—	7,145	(6,989)
Accrued tool sets and other current liabilities	1,685	2,025	1,863
Operating lease liability	(13,952)	(20,469)	(25,617)
Other liabilities	(4,285)	(1,633)	739
Net cash provided by operating activities	46,031	55,185	11,032
Cash flows from investing activities:			
Purchase of property and equipment	(79,457)	(61,586)	(9,262)
Proceeds from disposal of property and equipment	7	280	64
Purchase of held-to-maturity investments	(28,821)	—	(69,678)
Proceeds received upon maturity of investments	—	37,651	31,289
Proceeds from insurance policy	—	427	1,566
Cash paid for acquisitions, net of cash acquired	(26,514)	—	—
Return of capital contribution from unconsolidated affiliate	188	277	261
Net cash used in investing activities	(134,597)	(22,951)	(45,760)
Cash flows from financing activities:			
Proceeds from term loan	38,000	31,150	—
Debt issuance costs related to the term loan	(378)	(272)	—
Proceeds from equity offering	—	—	49,153
Payment of preferred stock cash dividend	(5,159)	(5,250)	(5,264)
Payment of term loans and finance leases	(19,227)	(383)	(99)
Payment of payroll taxes on stock-based compensation through shares withheld	(651)	(421)	(698)
Net cash provided by financing activities	12,585	24,824	43,092
Change in cash, cash equivalents and restricted cash	(75,981)	57,058	8,364
Cash and cash equivalents, beginning of period	133,721	76,803	65,442
Restricted cash, beginning of period	12,256	12,116	15,113
Cash, cash equivalents and restricted cash, beginning of period	145,977	88,919	80,555
Cash and cash equivalents, end of period	66,452	133,721	76,803
Restricted cash, end of period	3,544	12,256	12,116
Cash, cash equivalents and restricted cash, end of period	$ 69,996	$ 145,977	$ 88,919

UNIVERSAL TECHNICAL INSTITUTE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands)

	Year Ended September 30,		
	2022	2021	2020
Supplemental disclosure of cash flow information:			
Taxes paid (refunded)	$ 859	$ (6,712)	$ (113)
Interest paid	1,937	349	7
Training equipment obtained in exchange for services	1,454	679	985
Depreciation of training equipment obtained in exchange for services	918	1,174	1,345
Change in accrued capital expenditures during the period	(2,592)	(1,203)	(490)
CARES Act funds received for student emergency grants (See Note 25)	6,689	20,039	16,565
CARES Act funds disbursed for student emergency grants (See Note 25)	(6,919)	(19,745)	(17,184)
CARES Act funds received for institutional costs (See Note 25)	—	2,677	13,889
CARES Act funds for institutional costs included in Receivables, net (See Note 25)	—	—	1,797

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except per share amounts)

Note 1 - Business Description

Founded in 1965, with approximately 250,000 graduates in its history, Universal Technical Institute, Inc. ("we," "us" or "our") is a leading provider of transportation and technical training programs. As of September 30, 2022, we offered certificate, diploma or degree programs at 16 campuses across the United States under the banner of several well-known brands, including Universal Technical Institute ("UTI"), Motorcycle Mechanics Institute and Marine Mechanics Institute (collectively, "MMI"), NASCAR Technical Institute ("NASCAR Tech"), and MIAT College of Technology ("MIAT"). Additionally, we offer manufacturer specific advanced training ("MSAT") programs, including student-paid electives, at our campuses and manufacturer or dealer sponsored training at certain campuses and dedicated training centers. We offer the majority of our programs in a blended learning model that combines instructor-facilitated online teaching and demonstrations with hands-on labs.

We work closely with over 35 original equipment manufacturers and industry brand partners to understand their needs for qualified service professionals. Revenues generated from our schools consist primarily of tuition and fees paid by students. To pay for a substantial portion of their tuition, the majority of students rely on funds received from federal financial aid programs under Title IV Programs of the Higher Education Act of 1965, as amended ("HEA"), as well as from various veterans' benefits programs. For further discussion, see Note 2 on "Summary of Significant Accounting Policies - Concentration of Risk" and Note 24 on "Government Regulation and Financial Aid."

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of UTI and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, the proprietary loan program, allowance for uncollectible accounts, investments, property and equipment, goodwill recoverability, self-insurance claim liabilities, income taxes, contingencies and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Revenue Recognition

Postsecondary education

Revenues consist primarily of student tuition and fees derived from the programs we provide after reductions are made for discounts and scholarships that we sponsor and for refunds for students who withdraw from our programs prior to specified dates. We apply the five-step model outlined in Accounting Standards Codification Topic 606, *Revenue from Contracts from Customers* ("ASC 606"). Tuition and fee revenue is recognized ratably over the term of the course or program offered. Approximately 99% of our revenues for each of the years ended September 30, 2022, 2021 and 2020, respectively, consisted of gross tuition. The majority of our UTI programs are designed to be completed in 36 to 90 weeks while our MIAT programs are completed in 28 to 96 weeks. Our advanced training programs range from 12 to 23 weeks in duration. We supplement our revenues with sales of textbooks and program supplies and other revenues, which are recognized as the transfer of goods or services occurs. Deferred revenue represents the excess of tuition and fee payments received as compared to tuition and fees earned and is reflected as a current liability in our consolidated balance sheets because it is expected to be earned within the next 12 months.

(In thousands, except per share amounts)

Other

We provide dealer technician training or instructor staffing services to manufacturers. Revenues are recognized as transfer of the services occurs.

Proprietary Loan Program

In order to provide funding for students who are not able to fully finance the cost of their education under traditional governmental financial aid programs, commercial loan programs or other alternative sources, we established a private loan program with a bank. Through the proprietary loan program, the bank provides the students who participate in this program with extended payment terms for a portion of their tuition. Based on historical collection rates, we can demonstrate that a portion of these loans are collectible. Accordingly, we recognize tuition and loan origination fees financed by the loan and any related interest revenue under the effective interest method required under the loan based on this collection rate.

Under the terms of the proprietary loan program, the bank originates loans for our students who meet specific credit criteria with the related proceeds used exclusively to fund a portion of their tuition. We then purchase all such loans from the bank at least monthly and assume all of the related credit risk. The loans bear interest at market rates ranging from approximately 7% to 10%; however, principal and interest payments are not required until six months after the student completes or withdraws from his or her program. After the deferral period, monthly principal and interest payments are required over the related term of the loan. The repayment term is up to 10 years.

The bank provides these services in exchange for a fee at a percentage of the principal balance of each loan and related fees. Under the terms of the related agreement, we transfer funds for loan purchases to a deposit account with the bank in advance of the bank funding the loan, which secures our related loan purchase obligation. Such funds are classified as restricted cash in our consolidated balance sheet.

All related expenses incurred with the bank or other service providers are expensed as incurred within educational services and facilities expense and were approximately $1.1 million, $1.1 million, and $0.9 million for the years ended September 30, 2022, 2021, and 2020, respectively.

The portion of tuition revenue related to the proprietary loan program is considered a form of variable consideration. We estimate the amount we ultimately expect to collect from the portion of tuition that is funded by the proprietary loan program, resulting in a note receivable. Estimating the collection rate requires significant management judgment. Upon adoption of ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)* as of October 1, 2020, we revised our estimated collection rate to only include historical collections from the past ten years as we determined that such population better represents our current expected collections and aligns with the typical term of the loan. The estimated amount is determined at the inception of the contract, and we recognize the related revenue as the student progresses through school. Each reporting period, we update our assessment of the variable collection rate associated with the proprietary loan program.

Restricted Cash

Restricted cash includes funds held as collateral for certain of the surety bonds that our insurers issue on behalf of our campuses and admissions representatives with multiple states which are required to maintain authorization to conduct our business, funds transferred in advance of loan purchases under the proprietary loan program and funds held for students from Title IV financial aid program funds that result in credit balances on a student’s account.

Allowance for Uncollectible Accounts

We maintain an allowance for uncollectible accounts for estimated losses resulting from the inability, failure or refusal of our students to make required payments. We offer a variety of payment plans to help students pay that portion of their education expenses not covered by financial aid programs or alternate fund sources, which are unsecured and not guaranteed. Management analyzes accounts receivable, historical percentages of uncollectible accounts, customer credit worthiness and changes in payment history when evaluating the adequacy of the allowance for uncollectible accounts. We use an internal

(In thousands, except per share amounts)

group of collectors, augmented by third party collectors as deemed appropriate, in our collection efforts. Although we believe that our allowance is adequate, if the financial condition of our students deteriorates, resulting in their ability to make payments, or if we underestimate the allowances required, additional allowances may be necessary, which would result in increased selling, general and administrative expenses in the period such determination is made.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization expense are calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the remaining useful life of the asset or term of lease, whichever is shorter. Costs relating to software developed for internal use and curriculum development are capitalized and amortized using the straight-line method over the related estimated useful lives. Such costs include direct costs of materials and services as well as payroll and related costs for employees who are directly associated with the projects. Maintenance and repairs are expensed as incurred.

We review the carrying value of our property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We evaluate our long-lived assets for impairment by examining estimated future cash flows. These cash flows are evaluated by using probability weighting techniques as well as comparisons of past performance against projections. Assets may also be evaluated by identifying independent market values. If we determine that an asset's carrying value is impaired, we will write-down the carrying value of the asset to its estimated fair value and charge the impairment as an operating expense in the period in which the determination is made. There were no impairment charges recorded for property and equipment for the years ended September 30, 2022, 2021 and 2020.

Goodwill and Intangible Assets

We test goodwill and indefinite-lived intangible assets for impairment annually as of August 1, or more frequently if events and circumstances warrant. Under ASC 350, *Intangibles - Goodwill and Other*, to evaluate the impairment of goodwill, we first assess qualitative factors, such as deterioration in the operating performance of the acquired business, adverse market conditions, adverse changes in the applicable laws or regulations and a variety of other circumstances, to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. To evaluate the impairment of the indefinite-lived intangible assets, we assess the fair value of the assets to determine whether they were greater or less than the carrying values. If we conclude that it is more likely than not that the fair value is less than the carrying amount based on our qualitative assessment, or that a qualitative assessment should not be performed, we proceed with the quantitative impairment tests to compare the estimated fair value of the reporting unit to the carrying value of its net assets. Determining the fair value of indefinite-lived intangible assets is judgmental in nature and involves the use of significant estimates and assumptions. We believe the most critical assumptions and estimates in determining the estimated fair value of our reporting units include, but are not limited to, future tuition revenues, operating costs, working capital changes, capital expenditures and a discount rate. The assumptions used in determining our expected future cash flows consider various factors such as historical operating trends particularly in student enrollment and pricing and long-term operating strategies and initiatives. There were no indicators of impairment for our goodwill as of September 30, 2022.

During the fourth quarter of 2022, in conjunction with our growth and diversification initiatives, we completed a branding study. We reviewed the results of this study and determined that the useful life of the MIAT trademarks and trade name was no longer indefinite and a four-year finite useful life was more appropriate. We completed the required impairment testing when changing from an indefinite to a finite useful life for an intangible asset and determined that the carrying value of the MIAT trademarks and trade name exceeded its fair value. We determined the fair value of intangible asset to be $1.0 million using the relief from royalty method and recorded an intangible asset impairment charge of $2.0 million during the year ended September 30, 2022. Actual results may differ from the amounts included in our assessment, which could result in additional impairment of our intangible assets in the future. There were no impairment charges related to intangible assets recorded for the years ended September 30, 2021 and 2020 and no impairments for the remaining intangible assets in 2022.

(In thousands, except per share amounts)

We also have definite-lived intangible assets, which primarily consist of purchased intangibles and capitalized curriculum development costs. The definite-lived intangible assets are recognized at cost less accumulated amortization. Amortization is computed using the straight-line method based on estimated useful lives of the related assets.

See Note 10 and Note 11 for additional details on our goodwill and intangible assets.

Self-Insurance Plans

We are self-insured for claims related to employee health and dental care and claims related to workers' compensation. Liabilities associated with these plans are estimated by management with consideration of our historical loss experience, severity factors and independent actuarial analysis. Our claim liabilities are based on estimates, and while we believe the amounts accrued are adequate, the ultimate losses may differ from the amounts provided. Our recorded net liability related to self-insurance plans was $3.3 million as of September 30, 2022.

Leases

We lease the majority of our administrative and educational facilities under operating lease agreements. Upon adoption of Accounting Standards Codification Topic 842, *Leases* ("ASC 842") as of October 1, 2019, we derecognized our previously recorded deferred rent balance. ASC 842 requires lessees to recognize a right-of-use ("ROU") asset and a lease liability on the balance sheet for substantially all leases, with the exception of short-term leases. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. We adopted ASC 842 under a modified retrospective method without the recasting of comparative periods' financial information.

To determine if a contract is or contains a lease, we considered whether (1) explicitly or implicitly identified assets have been deployed in the contract and (2) we obtain substantially all of the economic benefits from the use of that underlying asset and direct how and for what purpose the asset is used during the term of the contract. If we determine a contract is, or contains, a lease, we assess whether the contract contains multiple lease components. We consider a lease component to be separate from other lease components in the contract if (a) we can benefit from the right of use either on its own or together with other resources that are readily available to us and (b) the right of use is neither highly dependent on nor highly interrelated with the other right(s) to use underlying assets in the contract. In contracts involving the use of real estate, we separate the right to use land from other underlying assets unless the effect of separating the land is insignificant to the resulting lease accounting. We have elected to account for the lease and non-lease components as a single lease component.

For all leases we are a party to, the discount rate implicit in the lease was not readily determinable. Therefore, we used our incremental borrowing rate for each lease to determine the present value of the lease. We determined the incremental borrowing rate applicable to each lease through a model that represents the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The incremental borrowing rate was applied to each lease based on the remaining term of the lease. See Note 13 for additional disclosures on our leases.

Advertising Costs

Costs related to advertising are expensed as incurred and totaled approximately $51.5 million, $38.7 million, and $39.7 million for the years ended September 30, 2022, 2021, and 2020, respectively.

Stock-Based Compensation

Historically, we have issued restricted stock units and stock options. All restricted stock units are subject to service vesting conditions, while some are also subject to performance conditions. We measure all share-based payments to employees at estimated fair value. We recognize the compensation expense for restricted stock units with only service conditions on a straight-line basis over the requisite service period. We granted restricted stock units with service only conditions ("RSUs") and restricted stock units with both service and performance conditions ("PSUs") during the years ended September 30, 2022, 2021 and 2020. We did not grant any stock options during the years ended September 30, 2022, 2021 and 2020. Shares issued under our equity compensation plans are new shares.

(In thousands, except per share amounts)

Compensation expense associated with RSUs, PSUs or stock options is measured based on the grant date fair value of our common stock. The requisite service period for RSUs and PSUs is generally the vesting period.

We estimate the fair value of PSUs using a Monte Carlo simulation which requires assumptions for expected volatility, risk-free rates of return, and dividend yields. Expected volatilities are derived using a method that calculates historical volatility over a period equal to the length of the measurement period for UTI. We use a risk-free rate of return that is equal to the yield of a zero-coupon U.S. Treasury bill that is commensurate with each measurement period, and we assume that any dividends paid were reinvested. Actual results against the performance condition are measured at the end of the performance period, which typically coincides with the vesting period. The fair value of the PSUs is amortized on a straight-line basis over the requisite service period based upon the fair market value on the date of grant, adjusted on a quarterly basis for the anticipated or actual achievement against the established performance condition.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model. The estimated fair value is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, including, but not limited to, our expected stock price volatility, the expected term of the awards and actual and projected employee stock exercise behaviors. We evaluate our assumptions on the date of each grant.

Stock-based compensation expense of $4.4 million, $1.8 million and $2.1 million was recorded for the years ended September 30, 2022, 2021 and 2020, respectively. The tax benefit related to stock-based compensation recognized was $1.1 million, $0.5 million, and $0.5 million for the years ended September 30, 2022, 2021 and 2020, respectively. See Note 20 for further discussion.

Income Taxes

We recognize deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We also recognize deferred tax assets for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets are reduced through a valuation allowance if it is more likely than not that the deferred tax assets will not be realized. See Note 17 for additional details.

Concentration of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term held-to-maturity investments and receivables. As of September 30, 2022, we held cash and cash equivalents of $66.5 million, restricted cash of $3.5 million, and held-to-maturity investments of $28.9 million.

We place our cash and cash equivalents, restricted cash, and held-to-maturity investments with high quality financial institutions and limit the amount of credit exposure with any one financial institution. We mitigate the concentration risk of our investments by limiting the amount invested in any one issuer. We mitigate the risk associated with our investment in corporate bonds by requiring a minimum credit rating of A. We have the ability and intention to hold our short-term investments until maturity and therefore have classified these investments as held-to-maturity and recorded them at amortized cost.

We extend credit for tuition and fees, for a limited period of time, to a majority of our students. A substantial portion is repaid through the student's participation in federally funded financial aid programs. Transfers of funds from the financial aid programs to us are made in accordance with the ED requirements. Approximately 67% of our revenues, on a cash basis, were collected from funds distributed under Title IV Programs for the year ended September 30, 2022 as calculated under the 90/10 rule. Additionally, approximately 13% of our revenues, on a cash basis, were collected from funds distributed under various veterans benefits programs for the year ended September 30, 2022.

The financial aid and veterans benefits programs are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels. Extensive and complex regulations govern the financial assistance programs in which our students participate. Our administration of these programs is periodically reviewed by various

regulatory agencies. Any regulatory violation could be the basis for the initiation of potential adverse actions, including a suspension, limitation, placement on reimbursement status or termination proceeding, which could have a material adverse effect on our business. ED and other regulators have increased the frequency and severity of their enforcement actions against postsecondary schools which have resulted in the imposition of material liabilities, sanctions, letter of credit requirements and other restrictions and, in some cases, resulted in the loss of schools' eligibility to receive Title IV funds or in closure of the schools.

If any of our institutions were to lose its eligibility to participate in federal student financial aid programs, the students at that institution would lose access to funds derived from those programs and would have to seek alternative sources of funds to pay their tuition and fees. Students obtain access to federal student financial aid through an ED prescribed application and eligibility certification process. Student financial aid funds are generally made available to students at prescribed intervals throughout their predetermined expected length of study. Students typically apply the funds received from the federal financial aid programs to pay their tuition and fees. The transfer of funds is from the financial aid program to the student, who then uses those funds to pay for a portion of the cost of their education. The receipt of financial aid funds reduces the student's amounts due to us and has no impact on revenue recognition, as the transfer relates to the source of funding for the costs of education, which may occur either through Title IV or other funds and resources available to the student.

Fair Value of Financial Instruments

The carrying value of cash equivalents, restricted cash, held-to-maturity investments, accounts receivable, accounts payable, accrued liabilities and deferred tuition approximates their respective fair value as of September 30, 2022 and 2021 due to the short-term nature of these instruments.

Start-up Costs

Costs related to the start-up of new campuses and programs are expensed as incurred.

Derivative Financial Instruments

On occasion, we may use interest rate swaps to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows, primarily with variable-rate debt. We do not use derivative financial instruments for trading or speculative purposes. We recognize all derivatives at fair value within the line items "Other current assets," "Other assets," "Other current liabilities," and "Other liabilities" on the consolidated balance sheet. Management reviews our derivative positions and overall risk management strategy on a regular basis. We only enter into transactions that we believe will be highly effective at offsetting the underlying risk, and we do not use derivatives for trading or speculative purposes.

We may choose to designate our derivative financial instruments, which are generally interest rate swaps, to hedge future interest payments on variable debt. At inception of the transaction, we formally designate and document the derivative financial instrument as a hedge of a specific underlying exposure, the risk management objective, and strategy for undertaking the hedge transaction. We formally assess both at inception and at least quarterly thereafter, the effectiveness of our hedging transactions. Due to the high degree of effectiveness between the hedging instruments and the underlying exposures hedged, fluctuations in the value of the derivative financial instruments will generally be offset by the changes in the cash flows or fair value of the underlying exposures being hedged.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets. For cash flow hedges, we report the effective portion of the gain or loss as a component of "Accumulated other comprehensive income (loss)" and reclassify it to "Interest expense" in the consolidated statements of operations over the corresponding period of the underlying hedged item. The ineffective portion of the change in fair value of a derivative financial instrument is recognized in "Interest expense" at the time the ineffectiveness occurs. To the extent the hedged forecasted interest payments on debt related to our interest rate swap is paid off, the remaining balance in "Accumulated other comprehensive income (loss)" is recognized in "Interest expense" in the consolidated statements of operations.

See Note 16 for additional disclosures related to our derivative financial instruments.

(In thousands, except per share amounts)

Reclassifications

Due to the acquisition of MIAT on November 1, 2021, which is described in further detail in Note 4, we added a new line to the consolidated balance sheet: "Intangible Assets." We have presented the intangible assets arising from the MIAT acquisition as well as the previously recorded intangible assets in this line. As of September 30, 2021, $0.1 million of intangible assets was reclassified from "Other assets" to "Intangible assets" on the consolidated balance sheet for comparable presentation.

Certain other prior year amounts have been reclassified to conform to current year presentation in our Income taxes disclosures included in Note 17.

Note 3 - Recent Accounting Pronouncements

Accounting Pronouncements Effective in Fiscal 2022

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* ("ASU 2019-12"). The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. We have evaluated the new guidance and determined that there is no material impact on our results of operations, financial condition and financial statement disclosures.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). The amendments in ASU 2021-08 require that an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts from Customers* ("ASC 606"). At the acquisition date, an acquirer should account for the related revenue contracts in accordance with ASC 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied ASC 606 to determine what to record for the acquired revenue contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements (if the acquiree financial statements were prepared in accordance with generally accepted accounting principles). For public business entities, the amendments in ASU 2021-08 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of ASU 2021-08 is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. Due to the MIAT acquisition on November 1, 2021, we have elected to early adopt ASU 2021-08 as of October 1, 2021 and have applied the guidance in ASU 2021-08 to the deferred revenue recorded for MIAT. See Note 4 for further information on the acquisition of MIAT.

Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04"), which provides optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships and other transactions affected by reference rate reform, if certain criteria are met. This new guidance only applies to contracts and other transactions that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. An entity may elect to apply the amendments for contract modifications as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. The amendments in ASU 2020-04 do not apply to contract modifications made after December 31, 2022. Given the interest rate for one of our term loans (which is further described in Note 15) references LIBOR, we are currently evaluating the new reference rate reform practical expedients and will consider adopting this guidance when we are required to modify our contract for the discontinuation of LIBOR.

(In thousands, except per share amounts)

Note 4 - Acquisition MIAT College of Technology

On November 1, 2021, we completed the acquisition contemplated by the previously announced Stock Purchase Agreement (the "Purchase Agreement"), dated March 29, 2021, by and among UTI, HCP Ed Holdings, LLC, a Delaware limited liability company ("Seller"), HCP Ed Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Seller ("HCP"), and Michigan Institute of Aeronautics, Inc. d/b/a MIAT, a Michigan corporation and wholly subsidiary of HCP. MIAT is a post-secondary school that offers vocational and technical certificates and degrees across aviation maintenance, energy technology, wind energy technology, robotics and automation, non-destructive testing, heating ventilation air conditioning and refrigeration ("HVACR"), and welding disciplines. HCP is MIAT's holding company that owns no assets other than the issued and outstanding shares of MIAT.

The acquisition is part of our growth and diversification strategy and allows us to expand MIAT programs throughout UTI brand campuses and extend UTI's presence and programs into the Canton, MI market where MIAT has been for over 50 years. Other expected synergies include operating and purchasing cost efficiencies and broadening the opportunity for student growth at the acquired MIAT campuses by leveraging our high school and national marketing and admissions infrastructure.

Under the terms of the Purchase Agreement, we acquired all of the issued and outstanding shares of capital stock of HCP from the Seller for $26.0 million base purchase price plus $2.8 million working capital surplus for total cash consideration paid of $28.8 million. As a result, HCP is now a wholly owned subsidiary of UTI and MIAT remains as a wholly owned subsidiary of HCP. The consideration paid was funded by available operating cash.

In connection with this acquisition, we incurred total transaction costs of $1.7 million of which $0.9 million were incurred during the year ended September 30, 2022 and $0.8 million during the year ended September 30, 2021. In both periods, these costs are included in "Selling, general and administrative" expenses in the consolidated statements of operations.

Under the acquisition method of accounting, the total purchase price was allocated to the identifiable assets acquired and the liabilities assumed based on our valuation estimates of the fair values as of the acquisition date. As we have finalized the related tax returns, there will be no further adjustments to the carrying value of the respective recorded assets and liabilities, or residual amount allocated to goodwill.

The final allocation of the purchase price at November 1, 2021 is summarized as follows:

Assets acquired:		
Cash and cash equivalents	$	2,301
Accounts receivable, net		3,230
Prepaid expenses		268
Other current assets		507
Property and equipment		3,043
Goodwill		8,637
Intangible assets		16,200
Right-of-use assets for operating leases		14,979
Other assets		314
Total assets acquired	$	49,479

(In thousands, except per share amounts)

Less: Liabilities assumed		
Accounts payable and accrued expenses	$	1,720
Deferred revenue		1,843
Operating lease liability, current portion		817
Deferred tax liabilities, net		1,975
Operating lease liability		14,216
Other liabilities		93
Total liabilities assumed		20,664
Net assets acquired	$	28,815

The goodwill of $8.6 million arising from the acquisition consists largely of the growth and operating synergies expected from integrating MIAT into UTI. The total amount of goodwill expected to be deductible for tax purposes is approximately $0.6 million. See Note 10 for additional details on goodwill.

The purchase price allocation requires subjective estimates that, if incorrectly estimated, could be material to our consolidated financial statements including the amount of depreciation and amortization expense. The fair value of the tangible assets was estimated using the cost approach. The intangible assets acquired, which primarily consists of the accreditations and regulatory approvals, trademarks and trade names, and curriculum, were valued using different valuation techniques depending upon the nature of the intangible asset acquired. The accreditations and regulatory approvals were valued using the multiperiod excess earnings method ("MPEEM") under the income approach. The MPEEM is a variation of discounted cash-flow analysis. Rather than focusing on the whole entity, the MPEEM isolates the cash flows that can be associated with a single intangible asset and measures fair value by discounting them to present value. The trademarks and trade names were valued using the relief from royalty method. The value of the trade name encompasses all items necessary to generate revenue utilizing the trade name. The curriculum was valued using the cost approach. See Note 11 for further details on the intangible assets recorded. As previously discussed in Note 3, we early adopted ASU 2021-08 and applied the new guidance when recording the initial deferred revenue.

Pro forma financial information is not presented as the fiscal 2021 revenues and earnings of MIAT are not material to our consolidated statements of operations. MIAT's principal business is providing postsecondary education and is included in our "Postsecondary Education" reporting unit disclosed in Note 23 on Segments. MIAT's corporate expenses are allocated to "Postsecondary Education" and the "Other" category based on compensation expense.

Note 5 - Revenue from Contracts with Customers

Nature of Goods and Services

See Note 2 for a description of the nature of revenues.

Postsecondary Education

Revenues consist primarily of student tuition and fees derived from the programs we provide after reductions are made for discounts and scholarships that we sponsor and for refunds for students who withdraw from our programs prior to specified dates. We apply the five-step model outlined in ASC 606. Tuition and fee revenue is recognized ratably over the term of the course or program offered. The majority of our UTI programs are designed to be completed in 36 to 90 weeks while our MIAT programs are completed in 28 to 96 weeks. Our advanced training programs range from 12 to 23 weeks in durations. We supplement our revenues with sales of textbooks and program supplies and other revenues, which are recognized as the transfer of goods or services occurs. Deferred revenue represents the excess of tuition and fee payments received as compared to tuition and fees earned and is reflected as a current liability in our consolidated balance sheets because it is expected to be earned within the next 12 months.

Additionally, certain students participate in the proprietary loan program that extends repayment terms for their tuition. We purchase said loans from the lender and, based on historical collection rates, believe a portion of these loans are collectible.

(In thousands, except per share amounts)

Accordingly, we recognize tuition and loan origination fees financed by the loan and any related interest revenue under the effective interest method required under the loan based on the amount we expect to collect, and we recognize these revenues ratably over the term of the course or program offered.

Other

We provide dealer technician training or instructor staffing services to manufacturers. Revenues are recognized as transfer of the services occurs.

We provide postsecondary education and other services in the same geographical market, the United States. The impact of economic factors on the nature, amount, timing and uncertainty of revenue and cash flows is consistent among our various postsecondary education programs. See Note 23 for disaggregated segment revenue information.

Contract Balances

Contract assets primarily relate to our rights to consideration for a student's progress through our training program in relation to our services performed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional. Currently, we do not have any contract assets that have not transferred to a receivable. Our deferred revenue is considered a contract liability and primarily relates to our enrollment agreements where we received payments for tuition but we have not yet delivered the related training programs to satisfying the related performance obligations. The advance consideration received from students or Title IV funding is deferred revenue until the training program has been delivered to the students.

The following table provides information about receivables and deferred revenue resulting from our enrollment agreements with students:

	September 30,	
	2022	2021
Receivables, which includes tuition and notes receivable	$ 46,826	$ 46,489
Deferred revenue	$ 54,223	$ 57,648

During the year ended September 30, 2022, the deferred revenue balance included decreases for revenues recognized during the period and increases related to new students who started their training programs during the period.

Note 6 - Receivables, net

Receivables, net consist of the following:

	September 30,	
	2022	2021
Tuition receivables	$ 18,931	$ 16,265
Other receivables	3,153	3,673
Total receivables	22,084	19,938
Less: allowance for uncollectible accounts	(5,634)	(2,787)
Receivables, net	$ 16,450	$ 17,151

The allowance for uncollectible accounts is estimated using our historical write-off experience applied to the receivable balances for students who are no longer attending school due to graduation or withdrawal or who are in school and have receivable balances in excess of financial aid available to them. We write off receivable balances against the allowance for uncollectible accounts at the time we transfer the balance to a third-party collection agency.

(In thousands, except per share amounts)

The following table summarizes the activity for our allowance for uncollectible accounts for the years ended September 30, 2022, 2021 and 2020:

	Year Ended September 30,		
	2022	2021	2020
Balance at beginning of period	$ 2,787	$ 1,793	$ 1,097
Additions due to opening balance of MIAT acquisition	1,682	—	—
Additions to bad debt expense	2,510	1,718	1,767
Write-offs of uncollectible accounts	(1,345)	(724)	(1,071)
Balance at end of period	$ 5,634	$ 2,787	$ 1,793

Note 7 - Investments

In July 2022, we invested a portion of our cash and cash equivalents in short-term investments which primarily consist of corporate and municipal bonds with a minimum credit rating of A. We have the ability and intention to hold these investments until maturity and therefore have classified these investments as held-to-maturity and recorded them at amortized cost and presented them in “Held-to-maturity investments” on our consolidated balance sheet as of September 30, 2022.

The amortized cost, gross unrealized gains or losses, and fair value of held-to-maturity investments at September 30, 2022 are noted in the table below. As of September 30, 2021, there were no outstanding held-to-maturity investments.

	September 30, 2022			
		Gross Unrealized		Estimated Fair
Due in less than 1 year:	Amortized Cost	Gains	Losses	Market Value
Corporate, municipal bonds and other	$ 28,918	$ —	$ (19)	$ 28,899

Investments are exposed to various risks, including interest rate, market and credit risk. As a result, it is possible that changes in the values of these investments may occur and that such changes could affect the amounts reported in the consolidated financial statements.

Note 8 - Fair Value Measurements

The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers:

Level 1: Defined as quoted market prices in active markets for identical assets or liabilities.

Level 2: Defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Defined as unobservable inputs that are not corroborated by market data.

Any transfers of investments between levels occurs at the end of the reporting period.

(In thousands, except per share amounts)

Assets measured or disclosed at fair value on a recurring basis consisted of the following:

		Fair Value Measurements Using		
	September 30, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds[(1)]	$ 23,439	$ 23,439	$ —	$ —
Notes receivable[(2)]	35,872	—	—	35,872
Corporate bonds, municipal bonds, and other[(3)]	28,899	28,899	—	—
Total assets at fair value on a recurring basis	$ 88,210	$ 52,338	$ —	$ 35,872

		Fair Value Measurements Using		
	September 30, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds[(1)]	$ 62,100	$ 62,100	$ —	$ —
Notes receivable[(2)]	36,124	—	—	36,124
Total assets at fair value on a recurring basis	$ 98,224	$ 62,100	$ —	$ 36,124

(1) Money market funds and other highly liquid investments with maturity dates less than 90 days are reflected as “Cash and cash equivalents” in our consolidated balance sheets as of September 30, 2022 and 2021.

(2) Notes receivable relate to the proprietary loan program and are reflected as “Notes receivable, current portion” and “Notes receivable, less current portion” in our consolidated balance sheets as of September 30, 2022 and 2021. See Note 2 for further discussion over the proprietary loan program.

(3) Corporate bonds, municipal bonds and other are reflected as “Held-to-maturity investments” in our consolidated balance sheet as of September 30, 2022.

Note 9 - Property and Equipment, net

Property and equipment, net consisted of the following:

		September 30,	
	Depreciable Lives (in years)	2022	2021
Land	—	$ 16,603	$ 8,355
Building and building improvements	3-30	126,244	71,036
Leasehold improvements	1-20	86,751	63,502
Training equipment	3-10	96,907	91,191
Office and computer equipment	3-10	31,900	31,718
Curriculum development	5	20,130	19,692
Software developed for internal use	1-5	12,150	12,524
Vehicles	5	1,458	1,436
Right-of-use assets for finance leases	2-3	215	215
Construction in progress	—	16,359	10,171
		408,717	309,840
Less: accumulated depreciation and amortization		(194,425)	(187,789)
Property and equipment, net		$ 214,292	$ 122,051

(In thousands, except per share amounts)

Depreciation expense related to property and equipment was $16.8 million and $14.0 million for years ended September 30, 2022 and 2021, respectively.

Acquisition of Lisle

On February 11, 2022, we completed the acquisition of 2611 Corporate West Drive Venture LLC ("2611") which owns our Lisle, Illinois campus (the "Lisle Campus"). Prior to the acquisition, we had a 28% interest in 2611 through our unconsolidated affiliate, as described in Note 12, and previously leased the campus from 2611. The total cash consideration paid, including transaction related costs, for the remaining 72% interest in 2611 was $28.7 million. In addition to the cash consideration paid, we assumed $18.3 million in debt for a loan agreement with a third-party bank that was secured by a mortgage on the Lisle Campus. The total net assets recorded for the transaction equals $33.2 million, of which $8.2 million was allocated to land, $43.3 million was allocated to buildings, and $18.3 million was allocated to debt. Additionally, prior to the acquisition of 2611, there was $4.0 million in leasehold improvements recorded for the Lisle Campus which we have reclassified to building and building improvements.

Note 10 - Goodwill

Our goodwill balance of $16.9 million as of September 30, 2022 represents the excess of the cost of an acquired business over the estimated fair values of the assets acquired and liabilities assumed. The changes in the carrying value of goodwill for the years ended September 30, 2022 and 2021 are presented in the table below.

	Year ended September 30,	
	2022	**2021**
Balance at beginning of period	$ 8,222	$ 8,222
Additions to Goodwill for acquisition of MIAT	8,637	—
Balance at end of period	$ 16,859	$ 8,222

Of the $16.9 million recorded as goodwill as of September 30, 2022, $8.6 million relates to the acquisition of MIAT as of November 1, 2021 as previously described in Note 4, and $8.2 million resulted from the acquisition of our motorcycle and marine education business in Orlando, Florida in 1998. All of the goodwill relates to our Postsecondary Education reportable operating segment.

Goodwill is reviewed at least annually for impairment, which may result from the deterioration in the operating performance of the acquired businesses, adverse market conditions, adverse changes in applicable laws or regulations and a variety of other circumstances. Historically, this testing has been performed as of September 30 of each fiscal year. Effective as of October 1, 2021, we determined that our goodwill will be tested annually for impairment as of August 1 and more frequently if events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We do not consider this change to be material and believe that the timing is preferable as it allows additional time to complete the annual assessment in advance of the annual reporting deadline. This change in assessment date did not delay, accelerate, or cause avoidance of a potential impairment charge. There were no indicators of goodwill impairment as of September 30, 2022.

(In thousands, except per share amounts)

Note 11 - Intangible Assets, net

The following table provides the gross carrying value, accumulated amortization, net book value and remaining useful life for intangible assets subject to amortization as of September 30, 2022:

	Gross Carrying Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Accreditations and regulatory approvals - MIAT	$ 12,800	$ —	$ 12,800	Indefinite
Trademarks and trade names - MIAT	1,000	—	1,000	4.00
Curriculum - MIAT	400	(73)	327	4.08
Non-compete agreement and trade name	442	(354)	88	2.58
Total	$ 14,642	$ (427)	$ 14,215	3.93

Of the $14.6 million gross carrying value recorded as intangible assets as of September 30, 2022, $14.2 million relates to the MIAT acquisition completed on November 1, 2021 as previously described in Note 4, and $0.4 million relates to previously recorded non-complete agreements and trade names. The remaining weighted average useful lives shown are calculated based on the net book value and remaining amortization period of each respective intangible asset. Amortization is computed using the straight-line method based on estimated useful lives of the related assets. Amortization expense related to finite-lived intangible assets was $108.8 thousand and $35.5 thousand for the years ended September 30, 2022 and 2021, respectively.

As discussed in Note 2, we determined the fair value of our MIAT trademarks and trade names intangible asset to be $1.0 million and recorded an intangible asset impairment charge of $2.0 million within “Selling, general and administrative” on the consolidated statement of operations during the year ended September 30, 2022. There were no impairment charges related to intangible assets recorded for the year ended September 30, 2021 or the other remaining intangible assets for the year ended September 30, 2022.

Note 12 - Investment in Unconsolidated Affiliate

In 2012, we invested $4.0 million to acquire an equity interest of approximately 28% in a joint venture (“JV”) related to the lease of our Lisle, Illinois campus facility which was accounted for under the equity method of accounting. As discussed in Note 9, in February 2022, this JV was dissolved and we acquired the building, land and debt associated with this campus through the acquisition of the 2611 entity.

Our equity in earnings of unconsolidated affiliates was $0.1 million for the year ended September 30, 2022, and $0.4 million for the years ended 2021 and 2020.

Investment in unconsolidated affiliate is included within “Other assets” on our consolidated balance sheets as noted below:

	September 30,			
	2022		2021	
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
Investment in JV	$ —	— %	$ 4,627	28.0 %

(In thousands, except per share amounts)

Investment in our unconsolidated affiliate included the following activity during the period:

	Year ended September 30,	
	2022	2021
Balance at beginning of period	$ 4,627	$ 4,494
Equity in earnings of unconsolidated affiliate	113	410
Return of capital contribution from unconsolidated affiliate	(188)	(277)
Dissolution of unconsolidated affiliate	(4,552)	—
Balance at end of period	$ —	$ 4,627

Note 13 - Leases

As of September 30, 2022, we lease 12 of our 16 campuses and our corporate headquarters under non-cancelable operating leases, some of which contain escalation clauses and requirements to pay other fees associated with the leases. Our facility leases have original lease terms ranging from 8 to 20 years and expire at various dates through 2036. In addition, the leases commonly include lease incentives in the form of rent abatements and tenant improvement allowances. We sublease certain portions of unused building space to third parties, which as of September 30, 2022, resulted in minimal income. All of the leases, other than those that may qualify for the short-term scope exception of 12 months or less, are recorded on our consolidated balance sheets.

As previously discussed in Note 9, in February 2022 we purchased the 2611 entity which owns the Lisle Campus. While the lease for the Lisle Campus remains in place between the 2611 and UTI of Illinois, LLC entities, at the UTI, Inc consolidated level, the right-of-use asset and the operating lease liability for this campus were settled, resulting in a gain on settlement of $1.6 million which has been included within “Educational services and facilities” on our consolidated statement of operations for the year ended September 30, 2022.

Some of the facility leases are subject to annual changes in the Consumer Price Index (“CPI”). While lease liabilities are not remeasured as a result of changes to the CPI, changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. Many of our lease agreements include options to extend the lease, which we do not include in our minimum lease terms unless they are reasonably certain to be exercised. There are no early termination with penalties, residual value guarantees, restrictions or covenants imposed by our facility leases.

The components of lease expense are included in “Educational services and facilities” and “Selling, general and administrative” on the consolidated statement of operations, with the exception of interest on lease liabilities, which is included in “Interest expense.”

The components of lease expense during the years ended September 30, 2022, 2021, and 2020 are presented below. The operating lease expense excludes expense for short-term leases not accounted for under ASC 842, which was not significant for the years ended September 30, 2022, 2021, or 2020.

	Year ended September 30,		
Lease Expense	2022	2021	2020
Operating lease expense	$ 22,424	$ 22,623	$ 29,348
Finance lease expense:			
Amortization of leased assets	72	123	102
Interest on lease liabilities	2	6	7
Variable lease expense	5,469	3,682	4,120
Sublease income	(155)	(444)	(744)
Total net lease expense	$ 27,812	$ 25,990	$ 32,833

(In thousands, except per share amounts)

Supplemental balance sheet, cash flow and other information related to our leases was as follows:

		September 30,	
Leases	**Classification**	**2022**	**2021**
Assets:			
Operating lease assets	Right-of-use assets for operating leases	$ 132,038	$ 159,075
Finance lease assets	Property and equipment, net[(1)]	22	94
Total leased assets		$ 132,060	$ 159,169
Liabilities:			
Current			
Operating lease liabilities	Operating lease liability, current portion	$ 12,959	$ 14,075
Finance lease liabilities	Long-term debt, current portion	23	73
Noncurrent			
Operating lease liabilities	Operating lease liability	129,302	153,228
Finance lease liabilities	Long-term debt	—	23
Total lease liabilities		$ 142,284	$ 167,399

(1) Finance lease assets are recorded net of accumulated amortization of $0.2 million and $0.1 million as of September 30, 2022 and 2021, respectively.

	September 30,	
Lease Term and Discount Rate	**2022**	**2021**
Weighted-average remaining lease term (in years):		
Operating leases	8.92	9.37
Finance leases	0.33	1.32
Weighted average discount rate:		
Operating leases	3.91 %	4.31 %
Finance leases	3.08 %	3.08 %

	Year ended September 30,		
Supplemental Disclosure of Cash Flow Information and Other Information	**2022**	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 13,952	$ 20,469	$ 25,617
Financing cash flows from finance leases	73	119	99
Non-cash activity related to lease liabilities:			
Lease assets obtained in exchange for new operating lease liabilities	$ 3,313	$ 30,017	$ 20,321
Leases assets obtained in exchange for new finance lease liabilities	—	—	215

(In thousands, except per share amounts)

Maturities of lease liabilities were as follows:

	As of September 30, 2022	
Years ending September 30,	**Operating Leases**	**Finance Leases**
2023	$ 16,673	$ 23
2024	19,005	—
2025	19,228	—
2026	19,447	—
2027	19,469	—
2028 and thereafter	74,507	—
Total lease payments	168,329	23
Less: interest	(26,068)	—
Present value of lease liabilities	142,261	23
Less: current lease liabilities	(12,959)	(23)
Long-term lease liabilities	$ 129,302	$ —

Related Party Transactions for Leases

From 1991 through February 2022, two of our properties comprising our MMI Orlando, Florida location were leased from entities controlled by John C. White, a former director on our board of directors. Effective as of November 30, 2020, Mr. White voluntarily retired from our board of directors. During October and November 2020, we paid rent expense to the entities controlled by Mr. White of $0.3 million and $2.0 million for the year ended September 30, 2020. The leases were terminated in February 2022 in connection with the consolidation of the Orlando, Florida campus into one site.

Note 14 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	September 30,	
	2022	**2021**
Accounts payable	$ 21,746	$ 13,702
Accrued compensation and benefits	28,430	29,506
Other accrued expenses	13,328	11,189
Accounts payable and accrued expenses	$ 63,504	$ 54,397

Note 15 - Debt

	September 30, 2022			September 30, 2021
	Interest Rate	**Maturity Date**	**Carrying Value of Debt [6]**	**Carrying Value of Debt [6]**
Avondale Term Loan[1]	4.56 %	May 2028	$ 30,083	$ 30,886
Lisle Term Loan - VN[2]	4.51 %	Apr 2029	38,000	—
Lisle Term Loan - WA[3]	5.29 %	Nov 2031	—	—
Finance leases[4]	3.08 %	Various	23	96
Total debt			68,106	30,982

(In thousands, except per share amounts)

	September 30, 2022			September 30, 2021
	Interest Rate	Maturity Date	Carrying Value of Debt [6]	Carrying Value of Debt [6]
Debt issuance costs presented with debt [5]			(568)	(256)
Total debt, net			67,538	30,726
Less: current portion of long-term debt			(1,115)	(876)
Long-term debt			$ 66,423	$ 29,850

(1) Interest on the Avondale Term Loan (as defined below) accrues at annual rate equal to the LIBOR plus 2.0%.

(2) Interest on the Lisle Term Loan - VN (as defined below) accrues at annual rate equal to the SOFR plus 2.0%.

(3) The Lisle Term Loan - WA (as defined below) was paid off and retired.

(4) Our finance leases include finance lease arrangements related to various equipment with a weighted-average annual interest rate of approximately 3.08%, which mature in varying installments between 2022 and 2023. See Note 13 for additional details on our finance leases.

(5) The unamortized debt issuance costs as of September 30, 2022 relate to the Avondale Term Loan and the Lisle Term Loan - VN. The unamortized debt issuance costs as of September 30, 2021 relate entirely to the Avondale Term Loan.

(6) Our term loans and finance leases bear interest at rates commensurate with market rates and therefore the respective carrying values approximate fair value (Level 2).

Avondale Term Loan

In connection with the Avondale, Arizona building purchase in December 2020, we entered into a Credit Agreement with Fifth Third Bank, National Association (the "Lender") on May 12, 2021 in the maximum principal amount of $31.2 million with a maturity of seven years (the "Term Loan"). The Term Loan bears interest at the rate of LIBOR plus 2.0%. Principal and interest payments are due monthly. The Term Loan is secured by a first priority lien on our Avondale, Arizona property, including all land and improvements. Additionally, on May 12, 2021, we entered into an interest rate swap agreement with the Lender that effectively fixes the interest rate on 50% of the principal amount of the Term Loan, or approximately $15.6 million, at 3.5% for the entire loan term. See Note 16 below for further discussion on the interest rate swap.

We are subject to customary affirmative and negative covenants under the Credit Agreement, including, without limitation, certain reporting obligations and certain limitations on restricted payments, and limitations on liens, encumbrances and indebtedness. The Term Loan is also subject to certain financial maintenance covenants. The debt service coverage ratio shall not be less than 1.25 to 1.00 and is defined as the ratio of the sum of consolidated income (loss) for the year, to the extent deducted in determining income for such period, before income taxes, interest expense, amortization, depreciation and other non-cash charges including net stock-based compensation, fees and expenses related to potential acquisitions and expansion of operations and certain non-recurring charges, including relating to restructuring, business optimization and diversification strategy, less any extraordinary non-recurring gains, interest income and non-cash gains ("Consolidated EBITDA") (less dividends payable on our Series A Preferred Stock) and other extraordinary items to the current portion of long-term debt and interest paid during the period being measured (which commenced on September 30, 2021 and is tested annually thereafter on a trailing 12-month basis). The funded debt to Consolidated EBITDA ratio is required to be no greater than 3.50 to 1.00 (which commenced on June 30, 2021 and is tested quarterly thereafter on a trailing 12-month basis). Beginning on May 12, 2024, the Lender may request new appraisals of the Avondale property in order to maintain the ratio of the amortized loan balance to the value of the location at 70%, the approximate ratio that existed at May 12, 2021. Events of default under the Credit Agreement include, among others, the failure to make payments when due, breach of covenants (including certain financial maintenance covenants) and breach of representations or warranties. If we fail to meet the minimum debt service coverage ratio, loan-to-value or debt yield and fail to cure such non-compliance within a time period acceptable to the Lender, we will be in default. As of September 30, 2022, we were in compliance with all debt covenants.

Lisle Term Loan - WA

As discussed in Note 9, in connection with the Lisle Campus purchase, we assumed a Loan Agreement with Western Alliance Bank on February 14, 2022 in the principal amount of $18.3 million, maturing in October 2031 (the "Lisle Term

(In thousands, except per share amounts)

Loan - WA”). In April 2022, this term loan was repaid in full with proceeds from the Lisle Term Loan - VN, as discussed below.

Lisle Term Loan - VN

On April 14, 2022, 2611 (the “Borrower”) entered into a new Loan Agreement (“Lisle Loan Agreement - VN”) with Valley National Bank (the “Lisle Lender”), to fund the acquisition and retirement of the Lisle Term Loan - WA, via a term loan in the original principal amount of $38.0 million with a maturity of seven years (the “Lisle Term Loan - VN”). The Lisle Term Loan - VN bears interest at a rate of one-month Secured Overnight Financing Rate (“SOFR”) plus 2.0%. In connection with the Lisle Term Loan - VN, we entered into an interest rate swap agreement with the Lisle Lender that effectively fixes the interest rate on 50% of the principal amount of the Lisle Term Loan - VN, or $19.0 million, at 4.69% for the entire loan term. The Lisle Term Loan - VN is secured by a mortgage on the Lisle Campus and is guaranteed by the Company.

As guarantor, the Company is subject to certain customary affirmative and negative covenants under the Lisle Loan Agreement - VN, including, without limitation, reporting and notice obligations and certain financial maintenance covenants. The Company’s fixed charge coverage ratio is required to be not less than 1.25 to 1.00 during the period being measured (which commences on June 30, 2022 and may be tested no more than quarterly thereafter on a trailing 12-month basis) and is defined as the ratio of (a) the sum of consolidated net income (loss) for the year, before interest expense, income taxes, depreciation and amortization, and other extraordinary non-recurring items (“Adjusted EBITDA”) plus rent paid to Borrower and less cash taxes paid, distributions, and unfinanced capital expenditures to (b) principal and interest expenses plus rent paid to Borrower. The ratio of total indebtedness to Adjusted EBITDA is required to be no greater than 3.50 to 1.00 (which commences on the date the Company shall submit its initial compliance certificate in accordance with the Loan Agreement and may be tested no more than annually thereafter on a trailing 12-month basis). In addition, the Borrower’s debt service coverage ratio is required to equal or exceed 1.20 to 1.00 during the period being measured (which commences on June 30, 2022 and may be tested no more than quarterly thereafter on a trailing 12-month basis) and is defined as the ratio of (a) net operating income of the Lisle Campus to (b) actual annual debt service due under the Loan Agreement. Events of default under the Loan Agreement include, among others, the failure to make payments when due, breach of covenants (including certain financial maintenance covenants) and breach of representations or warranties. If the Company fails to meet the minimum fixed charge coverage ratio or ratio of total indebtedness to Adjusted EBITDA and fails to cure such non-compliance within a time period acceptable to the Lender, the Company will be in default. As of September 30, 2022, we were in compliance with all debt covenants.

Debt Maturities

Scheduled principal payments due on our debt for each year through the period ended September 30, 2027, and thereafter were as follows at September 30, 2022:

Maturity	Term Loans	Finance Leases	Total
2023	$ 1,092	$ 23	$ 1,115
2024	1,672	—	1,672
2025	1,763	—	1,763
2026	1,836	—	1,836
2027	1,909	—	1,909
Thereafter	59,811	—	59,811
Subtotal	68,083	23	68,106
Debt issuance costs presented with debt	(568)	—	(568)
Total	$ 67,515	$ 23	$ 67,538

(In thousands, except per share amounts)

Note 16 - Derivative Financial Instruments

In the normal course of business, our operations are exposed to market risks, including the effect of changes in interest rates. We may enter into derivative financial instruments to offset these underlying market risks. See Note 2 for our derivative financial instruments policy.

On May 12, 2021, in connection with the Avondale Term Loan discussed in Note 15, we entered into an interest rate swap agreement with the Lender that effectively fixes the interest rate on 50% of the principal amount of the Avondale Term Loan, or approximately $15.6 million, at 3.5% for the entire loan term, or seven years (the "Swap"). On May 12, 2021, the Swap was designated as an effective cash flow hedge for accounting and tax purposes.

On April 14, 2022, in connection with the Lisle Term loan - VN discussed in Note 15, we entered into an interest rate swap agreement with the Lisle Lender that effectively fixes the interest rate on 50% of the principal amount of the Lisle Term Loan - VN at 4.69% for the entire loan term, or seven years (the "Lisle Swap"). On April 14, 2022, the Lisle Swap was designated as an effective cash flow hedge for accounting and tax purposes.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets. For cash flow hedges, we report the effective portion of the gain or loss as a component of "Accumulated other comprehensive income (loss)" and reclassify it to "Interest expense" in the consolidated statements of operations over the corresponding period of the underlying hedged item. The ineffective portion of the change in fair value of a derivative financial instrument is recognized in "Interest expense" at the time the ineffectiveness occurs. To the extent the hedged forecasted interest payments on debt related to our interest rate swap is paid off, the remaining balance in "Accumulated other comprehensive income (loss)" is recognized in "Interest expense" in the consolidated statements of operations. Of the net amount of the existing gains that are reported in "Accumulated other comprehensive income (loss)" as of September 30, 2022, we estimate that $0.7 million will be reclassified to "Interest expense" within the next twelve months. As of September 30, 2022, the notional amounts of the Avondale Swap and Lisle Swap was approximately $15.0 million and $19.0 million, respectively.

Fair Value of Derivative Instruments

The following table presents the fair value of our Swap and Lisle Swap (Level 2), both of which are designated as a cash flow hedges, and the related classification on the consolidated balance sheets as of September 30, 2022 and 2021:

	September 30,	
Interest Rate Swaps	**2022**	**2021**
Other current assets	$ 632	$ 194
Other assets	2,067	85
Total fair value of assets designated as hedging instruments	$ 2,699	$ 279

Effect of Cash Flow Hedge Accounting on the Consolidated Statement of Operations and Accumulated Other Comprehensive Income (Loss)

The table below presents the effect of cash flow hedge accounting for our Swap and Lisle Swap on the consolidated statement of operations and Accumulated other comprehensive income (loss) for the years ended September 30, 2022 and 2021:

(In thousands, except per share amounts)

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative	Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income
	Year Ended September 30, 2022		
Interest Rate Swaps	$ 2,787	Interest expense	$ (192)
	Year Ended September 30, 2021		
Interest Rate Swaps	$ (365)	Interest expense	$ (86)

Note 17 - Income Taxes

The components of income tax benefit (expense) for the years ended September 30, 2022, 2021 and 2020 are as follows:

	Year Ended September 30,		
	2022	2021	2020
Current (expense) benefit:			
United States federal	$ (17)	$ 5	$ 11,250
State	(1,065)	(607)	(303)
Total current (expense) benefit	(1,082)	(602)	10,947
Deferred benefit (expense):			
United States federal	2,380	—	(345)
State	4,109	—	—
Total deferred benefit (expense)	6,489	—	(345)
Total income tax benefit (expense)	$ 5,407	$ (602)	$ 10,602

The income tax provision differs from the tax that would result from application of the statutory federal tax rate of 21.0% to pre-tax income for the years ended September 30, 2022, 2021 and 2020. The reasons for the differences are as follows:

	Year Ended September 30,		
	2022	2021	2020
Income tax (expense) benefit at statutory rate	$ (4,293)	$ (3,188)	$ 545
State income taxes, net of federal tax benefit	(1,356)	(480)	(246)
Excess officers compensation	(276)	(203)	(304)
Adjustment to deferred taxes	(345)	—	—
Decrease in valuation allowance	12,075	3,229	6,135
Net operating losses carryback to higher federal statutory rate years	—	—	4,270
Other, net	(398)	40	202
Total income tax benefit (expense)	$ 5,407	$ (602)	$ 10,602

(In thousands, except per share amounts)

The components of the deferred tax assets (liabilities) recorded in the accompanying consolidated balance sheets were as follows:

	September 30,	
	2022	2021
Gross deferred tax assets:		
Right-of-use assets for operating leases	$ 36,212	$ 43,039
Deferred compensation	$ 542	$ 707
Accrued compensation	2,217	2,277
Accrued tool sets	823	865
Other reserves and accruals	3,826	2,815
Deferred revenue	5,178	4,595
Net operating losses	5,406	5,442
Tax credit carryforwards	165	247
Charitable contribution carryovers	1,252	893
Deductions limited by Section 382	249	670
Other comprehensive income	—	70
Other	84	13
Valuation allowance	(1,200)	(13,492)
Total gross deferred tax assets	54,754	48,141
Gross deferred tax liabilities:		
Operating lease liability	(33,655)	(40,984)
Amortization of goodwill and intangibles	(4,666)	(2,056)
Depreciation and amortization of property and equipment	(11,673)	(4,587)
Prepaid and other expenses deductible for tax	(720)	(1,188)
Other comprehensive income	(675)	—
Total gross deferred tax liabilities	(51,389)	(48,815)
Net deferred tax assets (liabilities)	$ 3,365	$ (674)

In assessing whether a valuation allowance was required, we considered the weight of all available positive and negative evidence. The following table summarizes the activity for the valuation allowance for the years ended September 30, 2022, 2021 and 2020:

	Year Ended September 30,		
	2022	2021	2020
Balance at beginning of period	$ 13,492	$ 17,449	$ 25,673
Reductions to income tax	(12,075)	(3,957)	(5,947)
Write-offs[(1)]	(217)	—	(2,277)
Balance at end of period	$ 1,200	$ 13,492	$ 17,449

(1) The write-offs in the year ended September 30, 2020 relate to the adoption of ASC 842 as of October 1, 2019.

During the year ended September 30, 2022, based in part on our sustained positive earnings, we determined that there was sufficient evidence to meet the more likely than not realizability threshold and support the reversal of a majority of the previously recorded valuation allowance against our deferred tax assets. The release of the valuation allowance resulted in the recognition of certain deferred tax assets on the consolidated balance sheet and a non-cash tax benefit recorded in the consolidated statement of operations for the year ended September 30, 2022. As of September 30, 2022, our remaining valuation allowance of $1.2 million relates to certain federal and state attributes for which we determined that it was more likely than not that a benefit will be realized prior to expiration.

As of September 30, 2022, we had approximately $17.9 million and $19.9 million in net operating losses for federal and state tax purposes, respectively. The federal net operating losses can be carryforward indefinitely, while the state net operating losses expires in the years 2027 through 2042 if not utilized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits for the fiscal year ended September 30, 2022 (amounts in thousands):

| | Year Ended September 30, |
	2022
Balance at beginning of period	$ —
Increases related to acquisitions	387
Balance at end of period	$ 387

The total amount of gross unrecognized tax benefits was $0.4 million as of September 30, 2022, of which $0.3 million, if fully recognized, would decrease our effective tax rate.

We recognize interest and penalties related to unrecognized tax benefits through income tax expense. No interest or penalties were accrued as of September, 30 2022. We do not expect a significant decrease in our liability for unrecognized tax benefits in the next 12 months.

We file income tax returns for federal purposes and in many states. Our tax filings remain subject to examination by applicable tax authorities for certain length of time, generally three to four years, following the tax year to which these filings relate. In 2019 and 2020, we filed returns to carried back federal and certain state net operating losses to prior years. The statute of limitations for adjustment of the net operating losses utilized on these tax returns remains open an additional three to four years, depending on jurisdiction, from the date these returns were filed.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act ("IRA") which, among other changes, created a new corporate alternative minimum tax based on adjusted financial statement income and imposes a 1% excise tax on corporate stock repurchases. The effective date of these provisions is January 1, 2023. We do not expect the enactment of the IRA will have an impact on our financial statements.

Note 18 - Commitments and Contingencies

Licensing Agreements

We have entered into various licensing agreements with varying expiration dates that give us the right to use certain materials, trademarks, trade names, trade dress, and other intellectual property in connection with the operation of our campuses and the development of our courses. The expense for the license fees under these various agreements totaled $2.1 million, $2.0 million, and $2.2 million for the years ended September 30, 2022, 2021 and 2020, respectively, and were recorded in "Educational services and facilities expenses" on the consolidated statements of operations.

(In thousands, except per share amounts)

Snap-on Tools Product Support Agreement

We have an agreement with Snap-on Tools that allows us to purchase promotional tool kits for our students at a discount from the list price. In addition, we earn credits that are redeemable for equipment from the Snap-on Tools that we use in our business. Credits are earned on our purchases as well as purchases made by students enrolled in our programs. We have agreed to grant Snap-On Tools exclusive access to our campuses, to display advertising and to use their tools to train our students. The credits under this agreement may be redeemed in multiple ways, which historically has been for additional equipment at the full retail list price, which is more than we would be required to pay using cash. The renewal was executed in October 2017 and originally expired October 31, 2022, however we executed an extension through January 6, 2023. The renewal allowed us to redeem our credits for a portion of the tool sets we purchase for our students. Any product credits remaining at termination will expire 60 days after the date of termination. A net prepaid expense with Snap-on Tools resulted from an excess of credits earned over credits used of $4.0 million and $4.8 million as of September 30, 2022 and 2021, respectively, included in “Other current assets” in our consolidated balance sheets.

Students are provided a Career Starter Tool Set Voucher which can be redeemed for a tool set near graduation. The cost of the tool sets, net of the discount, is accrued during the time period in which the students begin attending school until they have progressed to the point that the promotional tool set vouchers are provided. Our consolidated balance sheets include an “Accrued tool sets” liability of $3.2 million and $3.3 million as of September 30, 2022 and 2021, respectively. Additionally, our liability to Snap-on Tools for vouchers redeemed by students was $2.3 million and $1.6 million as of September 30, 2022 and 2021, respectively, and is included in “Accounts payable and accrued expenses” in our consolidated balance sheets.

Surety Bonds

Each of our campuses must be authorized by the applicable state education agency in which the campus is located to operate and to grant certificates, diplomas or degrees to its students. Our campuses are subject to extensive, ongoing regulation by each of these states. Additionally, our campuses are required to be authorized by the applicable state education agencies of certain other states in which our campuses recruit students. Our insurers issue surety bonds for us on behalf of our campuses and admissions representatives with multiple states to maintain authorization to conduct our business. We are obligated to reimburse our insurers for any surety bonds that are paid by the insurers. As of September 30, 2022, the total face amount of these surety bonds was approximately $20.5 million.

Legal

In the ordinary conduct of our business, we are periodically subject to lawsuits, demands in arbitration, investigations, regulatory proceedings or other claims, including, but not limited to, claims involving current or former students, routine employment matters, business disputes and regulatory demands. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we would accrue a liability for the loss. When a loss is not both probable and estimable, we do not accrue a liability.

Where a loss is not probable but is reasonably possible, including if a loss in excess of an accrued liability is reasonably possible, we determine whether it is possible to provide an estimate of the amount of the loss or range of possible losses for the claim. We are not currently a party to any material legal proceedings, but note that legal proceedings could, generally, have a material adverse effect on our business, cash flows, results of operations or financial condition.

Note 19 - Shareholders’ Equity

Common Stock

Holders of our common stock are entitled to receive dividends when and as declared by our Board of Directors and have the right to one vote per share on all matters requiring shareholder approval. On June 9, 2016, our Board of Directors voted to eliminate the quarterly cash dividend on our common stock. Any future common stock dividends require the approval of a majority of the voting power of the Series A Preferred Stock.

(In thousands, except per share amounts)

Preferred Stock

Preferred Stock consists of 10,000,000 authorized preferred shares of $0.0001 par value each. On June 24, 2016, we entered into a Securities Purchase Agreement ("Purchase Agreement") with Coliseum Holdings I, LLC ("Purchaser") to sell to the Purchaser 700,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") for a total purchase price of $70.0 million. The Series A Preferred Stock is perpetual, and therefore does not have a maturity date.

In June 2022, one stockholder elected to convert its 24,115 shares of Series A Preferred Stock into 724,174 shares of our common stock in accordance with the terms of the Series A Preferred Stock as set forth in the Certificate of Designations ("Certificate of Designations"), which reduced the Series A Preferred Stock outstanding to 675,885 shares.

As of September 30, 2022 and 2021, 675,885 and 700,000 shares of Series A Preferred Stock were issued and outstanding, respectively. The liquidation preference associated with the Series A Preferred Stock was $100 per share at September 30, 2022 and 2021.

The description below provides a summary of certain material terms of the Certificate of Designations of the Series A Preferred Stock.

Rank

The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank senior to our common stock and each other junior class or series of shares that we may issue in the future. The Series A Preferred Stock will also rank junior to any future indebtedness.

Dividends

We may pay a cash dividend on each share of the Series A Preferred Stock at a rate of 7.5% per year on the liquidation preference then in effect ("Cash Dividend"). The Cash Dividend is payable before any dividends would be declared or paid to common stockholders or other junior stockholders. If we do not pay a Cash Dividend, the liquidation preference shall be increased to an amount equal to the current liquidation preference in effect plus an amount reflecting that liquidation preference multiplied by the Cash Dividend rate then in effect plus 2.0% per year ("Accrued Dividend"). Cash Dividends are payable semi-annually in arrears on September 30 and March 31 of each year, and will begin to accrue on the first day of the applicable dividend period. We paid Cash Dividends of $5.2 million and $5.3 million during the years ended September 30, 2022 and 2021.

The Series A Preferred Stock includes participation rights such that, in the event that we pay a dividend or make a distribution on the outstanding common stock, we shall also pay to each holder of the Series A Preferred Stock a dividend on an as converted basis.

If we are required to or elect to obtain stockholder and regulatory approval and if such approval is not obtained within the time periods set forth in the Certificate, the dividend rates with respect to the Cash Dividend and Accrued Dividend will be increased by 5.0% per year, not to exceed a maximum of 14.5% per year, subject to downward adjustment on obtaining the foregoing approvals.

Liquidation Preference

In the event of voluntary or involuntary liquidation, dissolution or winding up of our company, holders of the Series A Preferred Stock are entitled to receive, before any distribution or payment to the holders of any common or junior stock, an amount per share of Series A Preferred Stock equal to the liquidation preference then in effect, which would include any Accrued Dividends. Alternatively, the holder may choose to receive the amount that would be payable per share of common stock issued upon conversion of the Series A Preferred Stock immediately prior to such liquidation event.

Mergers (regardless of whether we remain the surviving entity), sale of substantially all of our assets or any other recapitalization, reclassification or other transaction in which substantially all of our common stock is exchanged or

(In thousands, except per share amounts)

converted into cash or other property are considered "Deemed Liquidation Events." The Certificate of Designations provides that, in the case of a Deemed Liquidation Event, each holder of Series A Preferred Stock shall be entitled to receive the liquidation amount they would receive under a normal liquidation event; however, the liquidation amount must be in the same form of consideration as is payable to the holders of our common stock.

The liquidation preference associated with the Series A Preferred Stock was $100 per share at September 30, 2022 and 2021.

Voting

Holders of Series A Preferred Stock are entitled to vote with the holders of shares of common stock on an as converted basis, subject to the Continuing Caps as discussed below.

A majority of the voting power of the Series A Preferred Stock must approve certain significant actions, including, without limitation, the issuance of certain equity securities; the repurchase, redemption or acquisition of our common stock; the incurrence of debt; the consummation of certain acquisitions, mergers or other such transactions; and the sale of material assets.

The Certificate of Designations includes a Conversion Cap and an Investor Voting Cap (each as defined in the Certificate of Designations), which generally prohibit: (i) the conversion of Series A Preferred Stock into common stock; and (ii) the voting of common stock issuable upon conversion of the Series A Preferred Stock, to the extent that such conversion results in the issuance of a number of shares of common stock exceeding 4.99% of our outstanding shares of common stock as of June 24, 2016 or that has voting power that exceeds 4.99% of the voting power of our outstanding shares of common stock as of June 24, 2016.

The Certificate of Designations provides that the Conversion Cap and the Investor Voting Cap may only be removed upon our receipt of: (i) certain stockholder approvals required by Section 312.03 of the New York Stock Exchange Listed Company Manual ("NYSE Rule 312"); and (ii) either (A) Education Regulatory Approval (as defined in the Certificate of Designations), or (B) a good faith determination by our board of directors that Education Regulatory Approval is not required. Our stockholders approved a proposal at the annual meeting of stockholders on February 27, 2020, in accordance with the listing standards of the NYSE, that satisfied NYSE Rule 312.

In August 2020, the Purchaser notified us that it intended to distribute all 700,000 Series A Preferred Stock to its members, and that certain of its members would subsequently distribute their Series A Preferred Stock to (i) limited partners affiliated with the Purchaser and certain other entities for whom Coliseum Capital Management, LLC (an affiliate of the Purchaser) holds voting and dispositive power with respect to the Series A Preferred Stock (the "Affiliated Holders"), which six Affiliated Holders, following such distribution, will own Series A Preferred Stock that would represent, on an as converted basis, approximately 24.9% of our outstanding shares of common stock and voting power, and (ii) limited partners unaffiliated with the Purchaser (the "Unaffiliated Holders"), which 12 Unaffiliated Holders, following such distribution, each will own Series A Preferred Stock that would represent, on an as converted basis, 9.9% or less of our outstanding shares of common stock and voting power (collectively, the "Distributions").

In connection with the Distributions, our board of directors, based on advice of legal counsel, determined that: (i) no Education Regulatory Approval would be required for the Unaffiliated Holders to remove the Conversion Cap and the Investor Voting Cap with respect to the Series A Preferred Stock acquired in the Distributions; and (ii) as to the Series A Preferred Stock held by the Affiliated Holders, no Education Regulatory Approval is required prior to the Affiliated Holders (A) converting a number of Series A Preferred Stock into common stock provided that the number of shares of common stock issued pursuant to such conversion, in the aggregate, is less than or equal to 9.9% of the number of shares of common stock outstanding on an as converted basis as of the date of the Distributions, and (B) voting a number of Series A Preferred Stock provided that the voting power of such Series A Preferred Stock and any shares of common stock issued upon conversion of such Series A Preferred Stock is less than or equal to 9.9% of the voting power of the common stock outstanding as of the date of the Distributions (the foregoing limitations, the "Continuing Caps").

The removal of the Conversion Cap and Voting Cap became effective as of the date of the Distributions, subject to the Continuing Caps remaining in place with respect to the Series A Preferred Stock distributed to the Affiliated Holders.

(In thousands, except per share amounts)

Education Regulatory Approval continue to be required for, and the Continuing Caps will remain in place with respect to, the Series A Preferred Stock acquired by the Affiliated Holders in the Distributions to the extent such shares, on an as converted basis, represent in excess of 9.9% of our common stock and voting power as of the date of the Distributions. The Affiliated Holders may, at any time, request that we seek Education Regulatory Approval or make a good faith determination that such approval is not required.

Optional Conversion by Purchaser

The Series A Preferred Stock are convertible to common stock at any time at the option of the holder. Following the Distributions, the Conversion Cap currently applies to the Affiliated Holders.

Optional Conversion by Our Company

If at any time following the third anniversary of the issuance of the Series A Preferred Stock, the volume weighted average price of our common stock equals or exceeds 2.5 times the conversion price of the Series A Preferred Stock, or $8.33 as of September 30, 2022, for a period of 20 consecutive trading days during an open trading window ("Conversion Trigger"), we may, at our option and subject to obtaining any required stockholder and regulatory approvals, require that any or all of the then outstanding Series A Preferred Stock be automatically converted into our common stock at the conversion rate. We may not elect such conversion during the closed trading window periods in which any director or executive officer of our company is prohibited by us to, directly or indirectly, purchase, sell or otherwise acquire or transfer any equity security of our company. If we are unable to obtain the necessary regulatory approvals to remove the Conversion Cap within 120 days of giving our notice of intent to convert, we will have the option to redeem all of the Series A Preferred Stock at a premium.

Conversion Rate and Conversion Price

The conversion rate for the Series A Preferred Stock will be calculated by dividing the current liquidation preference by the conversion price then in effect. The initial and current conversion price for the Series A Preferred Stock is $3.33 per share. The conversion price is subject to adjustment upon the occurrence of certain common stock events, as defined in the Purchase Agreement, including stock splits, reverse stock splits or the issuance of common stock dividends.

Optional Special Dividend and Conversion on Certain Change of Control

Upon a change of control, at the written election by holders of a majority of the then outstanding shares of Series A Preferred Stock, we shall declare and pay a special cash dividend in the amount equal to either 1.5 or 2.0 times the Cash Dividend rate, depending on the type of change in control, multiplied by the liquidation preference per share then in effect.

Redemption at the Option of Our Company

We have the ability to redeem the Series A Preferred Stock at any time after the third anniversary of the issue date, provided that the Conversion Trigger has not been met on the date of the redemption notice. Holders of the Series A Preferred Stock will be able to convert their shares into common stock if neither the Investor Voting Cap nor Conversion Cap is in effect. If they do not provide notice of conversion within 10 days of receipt of the redemption notice, the redemption will proceed at a price per share equal to the product of the current conversion rate and 2.5 times the conversion price. If either the Investor Voting Cap or Conversion Cap is in effect at the date of the notice of redemption, the holder may request that we obtain the necessary regulatory approval for its removal.

After the tenth anniversary of the issue date, we have the ability to redeem the Series A Preferred Stock in whole or in part at any time. Holders of the Series A Preferred Stock will then be able to convert their shares into common stock if neither the Investor Voting Cap nor Conversion Cap is in effect. If they do not provide notice of conversion within 10 days of receipt of the redemption notice, the redemption will proceed at a price per share equal to the current liquidation preference. If either the Investor Voting Cap or Conversion Cap is in effect at the date of the notice of redemption, the holder may request that we obtain the necessary regulatory approval for its removal.

(In thousands, except per share amounts)

Anti-dilution

The conversion price of the Series A Preferred Stock is subject to certain customary anti-dilution protections should we effect certain common stock events, such as stock splits, stock dividends or subdivisions, reclassifications or combinations of our common stock. In such events, the conversion price will be adjusted in a proportionate manner to the change in outstanding share of common stock immediately preceding and immediately after the event.

Reservation of Shares Issuable upon Conversion

We are required, at all times, to reserve and keep available out of our authorized and unissued shares of common stock the number of shares that would be issuable upon conversion of all Series A Preferred Stock, assuming that the Conversion Cap does not apply. If this reserve is not sufficient at any point to allow for full conversion, we shall be required to take action to increase our pool of authorized but unissued shares.

Under the Securities Act, we were not required to register the offer or sale of the Series A Preferred Stock to the Purchaser. In conjunction with the Purchase Agreement, the parties entered into a Registration Rights Agreement in order to grant the Purchaser certain demand and piggyback registration rights covering the purchased shares. In the event that the Purchaser requests such registration of the Series A Preferred Stock, the Registration Rights agreement provides that we shall bear all expenses associated with the registration, with the exception of underwriting discounts and commissions and brokerage fees. On October 18, 2019, we filed a Form S-3 with the Securities and Exchange Commission to register shares of common stock currently held by selling stockholders as well as shares of common stock issuable upon the optional conversion of Series A Convertible Preferred Stock held by the selling stockholders. That registration statement became effective on October 30, 2019.

Equity Offering

On February 20, 2020, we entered into an Underwriting Agreement with B. Riley FBR, Inc., as representative of the several underwriters named therein (the “Underwriters”), to issue and sell an aggregate of 6,782,610 shares (the “Firm Shares”) of our common stock, par value $0.0001 per share (the “Common Stock”), in a public offering, at a price to the public of $7.75 per share, pursuant to a registration statement on Form S-3 (Registration No. 333-236146) (the “Registration Statement”) and the accompanying prospectus, and related prospectus supplement, filed with the SEC (the “Offering”). In addition, we granted the Underwriters an option (“Option”) to purchase up to an additional 1,017,390 shares of the Common Stock for a period of 30 days from February 20, 2020.

The Offering of the Firm Shares closed on February 25, 2020. The net proceeds from the Offering were approximately $49.2 million, after deducting underwriting discounts. Direct costs of $0.4 million related to the offering were recorded to equity during the three months ended March 31, 2020. The Underwriters did not exercise the Option in full for the additional 1,017,390 shares. The 6,782,610 shares purchased were issued from Treasury Stock on February 25, 2020, leaving 82,287 shares in Treasury stock. We utilized the proceeds for our growth and diversification initiatives.

Share Repurchase Program

On December 10, 2020, our Board of Directors authorized a new share repurchase plan that would allow for the repurchase of up to $35.0 million of our common stock in the open market or through privately negotiated transactions. This new share repurchase plan replaced the previously authorized plan from fiscal 2012. Any repurchases under this new stock repurchase program require the approval of a majority of the voting power of our Series A Preferred Stock. We did not repurchase any shares during the years ended September 30, 2022, 2021 and 2020.

Note 20 - Stock-Based Compensation

Our stock-based compensation is governed by the 2021 Equity Incentive Compensation Plan (“2021 Plan”). The 2021 Plan was adopted by our Board of Directors in January 2021 and approved by our shareholders at the February 2021 annual meeting. The 2021 Plan replaced the Management 2002 Stock Option Program and the 2003 Incentive Compensation Plan, as amended (the “Former Plans”). Under the 2021 Plan, we are authorized to issue incentive compensation convertible into up to

2.0 million shares of common stock, increased by 0.7 million shares that remained available for future grants of awards under the Former Plans immediately prior to termination. Additionally, subject to and in accordance with the 2021 Plan, 1.5 million shares that are subject to outstanding awards under the Former Plans that are subsequently expired, forfeited, or are otherwise terminated will also become available for awards under the 2021 Plan. As of September 30, 2022, 1.9 million shares remained available for future grants under the 2021 Plan.

Stock-Based Compensation Expense

As previously discussed in Note 2, compensation expense associated with RSUs, PSUs or stock options is measured based on the grant date fair value of our common stock. The fair value of the RSUs is amortized on a straight-line basis over the requisite service period. The fair value of the PSUs is amortized on a straight-line basis over the requisite service period based upon the fair market value on the date of grant, adjusted quarterly for the anticipated or actual achievement against the established performance condition.

For all stock-based compensation expense, we account for forfeitures as they occur. The following table summarizes the operating expense line in which stock-based compensation expense has been recorded and the impact on net income in the consolidated statements of operations for the years ended September 30, 2022, 2021 and 2020:

	Year Ended September 30,		
	2022	**2021**	**2020**
Educational services and facilities	$ 240	$ 60	$ 64
Selling, general and administrative	4,172	1,748	2,013
Total stock-based compensation expense	$ 4,412	$ 1,808	$ 2,077
Income tax benefit	$ 1,103	$ 452	$ 519

Stock Options

We have not issued stock options since fiscal 2019. These options, under the Former Plans, have an expiration date of seven years. Under the 2021 Plan, the maximum term of any option granted under the 2021 Plan is ten years and, unless otherwise permitted by our Compensation Committee, an option generally will remain exercisable for three months following the participant's termination of service, provided that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for 12 months, but in any event the option must be exercised no later than its expiration date.

The following table summarizes stock option activity under the Former Plans and the 2021 Plan for the years ended September 30, 2022, 2021 and 2020:

	Number of Shares (In thousands)	Weighted Average Exercise Price (per Share)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of September 30, 2018	—	$ —	—	$ —
Granted	210	$ 3.14		
Outstanding as of September 30, 2019	210	$ 3.14	6.19	$ 483
Outstanding as of September 30, 2020	210	$ 3.14	5.18	$ 407
Outstanding as of September 30, 2021	210	$ 3.14	4.18	$ 760
Outstanding as of September 30, 2022	210	$ 3.14	3.18	$ 483
Stock options exercisable as of September 30, 2022	210	$ 3.14	3.18	$ 483

Restricted Stock Units and Performance Units

Restricted Stock Units

Our RSUs are issued at fair market value, which is based on the closing price of our stock on the grant date. RSUs generally vest ratably over a three year service period from the date of grant. As of September 30, 2022, unrecognized stock compensation expense related to RSUs was $3.4 million which is expected to be recognized over a weighted average period of 1.9 years.

Performance Share Units

Our outstanding PSUs vest over a three year service period from the date of the grant and are based upon a mix of certain pre-established targets for revenue, compounded annual total shareholder return for the measurement period and net income. On the settlement date for each measurement period, participants will receive shares of our common stock equal to 0% to 187.5% of the PSUs originally granted depending on the actual achievement against the performance metrics for that measurement period. The PSUs vest subject to a market condition and on the settlement date which is expected to be no later than two and a half months after the end of each measurement period. As of September 30, 2022, unrecognized stock compensation expense related to PSUs was $3.3 million, which is expected to be recognized over a weighted average period of 2.0 years.

The following table summarizes the activity for RSUs and PSUs granted under the Former Plans and 2021 Plan for the years ended September 30, 2022, 2021 and 2020:

	RSUs		PSUs	
	Number of Shares (In thousands)	Weighted Average Grant Date Fair Value per Share	Number of Shares (In thousands)	Weighted Average Grant Date Fair Value per Share
Outstanding as of September 30, 2019	236	$ 2.74	133	$ 2.40
Granted	306	$ 7.46	314	$ 7.72
Adjustment to grant based on achieved attainment level	—	$ —	33	
Vested	(141)	$ 2.62	(100)	$ 2.32
Forfeited	(63)	$ 2.96	(39)	$ 2.48
Outstanding as of September 30, 2020	338	$ 7.01	341	$ 7.30
Granted	376	$ 6.11	371	$ 6.37
Adjustment to grant based on achieved attainment level	—	$ —	11	$ —
Vested	(130)	$ 6.31	(39)	$ 2.48
Forfeited	(36)	$ 6.90	(42)	$ 7.30
Outstanding as of September 30, 2021	548	$ 6.56	642	$ 6.97
Granted	377	$ 8.34	377	$ 8.75
Adjustment to grant based on achieved attainment level	—	$ —	(256)	$ —
Vested	(209)	$ 6.69	(24)	$ 7.73
Forfeited	(21)	$ 7.21	(23)	$ 7.14
Outstanding as of September 30, 2022	695	$ 7.47	716	$ 7.60

(In thousands, except per share amounts)

Note 21 - Earnings per Share

We calculate basic earnings per common share ("EPS") pursuant to the two-class method as a result of the issuance of the Series A Preferred Stock on June 24, 2016. Our Series A Preferred Stock is considered a participating security because, in the event that we pay a dividend or make a distribution on the outstanding common stock, we shall also pay each holder of the Series A Preferred Stock a dividend on an as-converted basis. The two-class method is an earnings allocation formula that determines EPS for common stock and participating securities according to dividend and participation rights in undistributed earnings. Under this method, all earnings, distributed and undistributed, are allocated to common shares and participating securities based on their respective rights to receive dividends. The Series A Preferred Stock is not included in the computation of basic EPS in periods in which we have a net loss, as the Series A Preferred Stock is not contractually obligated to share in our net losses.

Diluted earnings per common share is calculated using the more dilutive of the two-class method or as-converted method. The two-class method uses net income available to common shareholders and assumes conversion of all potential shares other than the participating securities. The as-converted method uses net income and assumes conversion of all potential shares including the participating securities. Dilutive potential common shares include outstanding stock options, unvested restricted stock units, unvested performance units and convertible preferred stock.

The following table summarizes the computation of basic and diluted earnings per common share under the two-class or as-converted method, as well as the anti-dilutive shares excluded:

	Year Ended September 30,		
	2022	2021	2020
Basic earnings per common share:			
Net income	$ 25,848	$ 14,581	$ 8,008
Less: Preferred stock dividend declared	(5,159)	(5,250)	(5,264)
Income available for distribution	20,689	9,331	2,744
Income allocated to participating securities	(7,847)	(3,647)	(1,135)
Net income available to common shareholders	$ 12,842	$ 5,684	$ 1,609
Weighted average basic shares outstanding	33,218	32,766	29,812
Basic income per common share	$ 0.39	$ 0.17	$ 0.05
Diluted earnings per common share:			
Method used:	*Two-class*	*Two-class*	*Two-class*
Net income available to common shareholders	$ 12,842	$ 5,684	$ 1,609
Weighted average basic shares outstanding	33,218	32,766	29,812
Dilutive effect related to employee stock plans	525	357	301
Weighted average diluted shares outstanding	33,743	33,123	30,113
Diluted income per common share	$ 0.38	$ 0.17	$ 0.05

(In thousands, except per share amounts)

	Year Ended September 30,		
	2022	2021	2020
Anti-dilutive shares excluded:			
Outstanding stock-based grants	9	186	14
Convertible preferred stock	20,297	21,021	21,021
Total anti-dilutive shares excluded	20,306	21,207	21,035
Dilutive shares under the as-converted method[(1)]	54,040	54,144	51,134

(1) The dilutive shares under the as-converted method assume conversion of the Series A Preferred Stock and are presented here merely for reference. In a net income position, diluted earnings per share is determined by the more dilutive of the two-class method or the as-converted method.

Note 22 - Employee Benefit Plans

We sponsor a defined contribution 401(k) plan, under which our employees elect to withhold specified amounts from their wages to contribute to the plan and we have a fiduciary responsibility with respect to the plan. The plan provides for matching a portion of employees' contributions at management's discretion. We made matching contributions of approximately $1.5 million, $1.1 million, and $1.0 million to the 401(k) plan for the years ended September 30, 2022, 2021 and 2020, respectively.

Additionally, we have a legacy deferred compensation plan into which certain members of management were eligible to defer a maximum of 75% of their regular compensation and a maximum of 100% of their incentive compensation. No new members have been added to the deferred compensation plan in the past two years. We are not obligated to fund the deferred compensation plan; however, we have purchased life insurance policies on the participants in order to fund the related benefits and such policies have been placed into a rabbi trust. Our obligations under the deferred compensation plan totaled $2.2 million and $2.8 million as of September 30, 2022 and 2021, respectively, and are included in "Other liabilities" while the cash surrender value of the life insurance policies totaled $2.6 million and $3.1 million as of September 30, 2022 and 2021, respectively, and are included in "Other assets" in our consolidated balance sheets.

Note 23 - Segment Information

Our principal business is providing postsecondary education. We also provide manufacturer-specific training, and these operations are managed separately from our campus operations. These operations do not currently meet the quantitative criteria for segments and therefore are reflected in the "Other" category. Our equity method investment and other non-postsecondary education operations are also included within the "Other" category. Corporate expenses are allocated to "Postsecondary Education" and the "Other" category based on compensation expense.

Summary information by reportable segment is as follows:

	Postsecondary Education	Other	Consolidated
Year Ended September 30, 2022			
Revenues	$ 404,685	$ 14,080	$ 418,765
Income (loss) from operations	24,190	(1,816)	22,374
Depreciation and amortization[(1)]	16,779	105	16,884
Net income (loss)	27,664	(1,816)	25,848

(In thousands, except per share amounts)

	Postsecondary Education	Other	Consolidated
Year Ended September 30, 2021			
Revenues	$ 323,476	$ 11,607	$ 335,083
Income (loss) from operations	15,841	(894)	14,947
Depreciation and amortization(1)	13,941	86	14,027
Net income (loss)	15,475	(894)	14,581
Year Ended September 30, 2020			
Revenues	$ 287,195	$ 13,566	$ 300,761
Loss from operations	(3,493)	(378)	(3,871)
Depreciation and amortization(2)	11,698	106	11,804
Net income (loss)	8,386	(378)	8,008
As of September 30, 2022			
Total assets	$ 549,817	$ 3,094	$ 552,911
As of September 30, 2021			
Total assets	$ 504,934	$ 7,636	$ 512,570

(1) Includes depreciation of training equipment obtained in exchange for services of $0.9 million and $1.2 million for the years ended September 30, 2022 and 2021, respectively.

(2) Excludes depreciation of training equipment obtained in exchange for services of $1.3 million for the year ended September 30, 2020.

Note 24 - Government Regulation and Financial Aid

Our institutions are subject to extensive regulatory requirements imposed by a wide range of federal and state agencies, as well as by institutional and programmatic accreditors. These requirements, which are frequently being revisited, revised, and expanded, cover virtually every aspect of our schools' operations, and our institutions are subject to periodic audits and program compliance reviews by various external agencies for compliance with these requirements. Each of our institutions' administration of the federal programs of student financial assistance under Title IV of the HEA ("Title IV Programs") also must be audited annually by independent accountants and the resulting audit report submitted to ED for review. The approvals granted by these regulatory entities permit our schools to operate and to participate in a variety of government-sponsored financial aid programs, including Title IV Programs. If our institutions fail to comply with any of these regulatory requirements, our regulators could take an array of adverse actions, up to and including revocation of the approval granted by the agency. Such adverse actions could have a material adverse effect on our academic or operational initiatives, cash flows, results of operations, or financial condition. Below, we discuss certain, specific elements of this regulatory environment.

State Authorization

To operate and offer postsecondary programs, and to be certified to participate in Title IV Programs, each of our institutions must obtain and maintain authorization from the state in which it is physically located (its "Home State"). To engage in recruiting or educational activities outside of its Home State, each institution also may be required to obtain and maintain authorization from the states in which it is recruiting or engaging in educational activities. The level of regulatory oversight varies substantially from state to state and is extensive in some states. State laws may establish standards for instruction,

(In thousands, except per share amounts)

qualifications of faculty, location and nature of facilities and equipment, administrative procedures, marketing, recruiting, student outcomes reporting, disclosure obligations to students, limitations on mandatory arbitration clauses in enrollment agreements, financial operations, and other operational matters. Some states prescribe standards of financial responsibility and mandate that institutions post surety bonds. Many states have requirements for institutions to disclose institutional data to current and prospective students, as well as to the public. And some states require that our schools meet prescribed performance standards as a condition of continued approval. States can and often do revisit, revise, and expand their regulations governing postsecondary education and recruiting.

Accreditation

Accreditation is a non-governmental process through which an institution voluntarily submits to ongoing qualitative reviews by an organization of peer institutions. Institutional accreditation by an ED-recognized accreditor is required for an institution to be certified to participate in Title IV Programs. All of our institutions are accredited by the Accrediting Commission of Career Schools and Colleges ("ACCSC"), which is an accrediting agency recognized by ED. ACCSC reviews the academic quality of each institution's instructional programs, as well as the administrative and financial operations of the institution to ensure that it has the resources necessary to perform its educational mission, implement continuous improvement processes, and support student success. Our institutions must submit annual reports, and at times, supplemental reports, to demonstrate ongoing compliance and improvement. ACCSC requires institutions to disclose certain institutional information to current and prospective students, as well as to the public, and requires that our schools and programs meet various performance standards as a condition of continued accreditation. Institutions must periodically renew their accreditation by completing a comprehensive renewal of accreditation process.

Title IV Programs

The federal government provides a substantial part of its support for postsecondary education through Title IV Programs in the form of grants and loans to students who can use those funds at any institution that has been certified as eligible to participate by ED. All of our institutions are certified to participate in Title IV Programs. Significant factors relating to Title IV Programs that could adversely affect us include:

- *The 90/10 Rule***.** As a condition of participation in Title IV Programs, proprietary institutions must agree when they sign their PPA to comply with the 90/10 rule. Under the current 90/10 rule, to remain eligible to participate in the federal student aid programs, a proprietary institution must derive at least 10% of their revenues for each fiscal year from sources other than Title IV Program funds. Under the American Rescue Plan Act of 2021 ("ARPA"), a proprietary institution must derive at least 10% of its revenue from sources other than "Federal education assistance funds." Federal education assistance funds are defined as "federal funds that are disbursed or delivered to or on behalf of a student to be used to attend such institution." ED published a proposed 90/10 rule on July 28, 2022 and a final rule on October 28, 2022. The new rule will take effect July 1, 2023 and will apply to any annual audit submission for a proprietary institutional fiscal year beginning on or after January 1, 2023.

  A proprietary institution is subject to sanctions if it exceeds the 90% level for a single year and loses its eligibility to participate in Title IV Programs if it derives more than 90% of its revenue from Title IV Programs/Federal education assistance funds, as applicable, for two consecutive fiscal years.

  We are currently reviewing the potential impact of the proposed 90/10 rule and will be monitoring any proposed or final regulations promulgated by ED to carry out this change.

- *Administrative Capability***.** To continue its participation in Title IV Programs, an institution must demonstrate that it remains administratively capable of providing the education it promises and of properly managing the Title IV Programs. ED assesses the administrative capability of each institution that participates in Title IV Programs under a series of standards listed in the regulations, which cover a wide range of operational and administrative topics, including the designation of capable and qualified individuals, the quality and scope of written procedures, the adequacy of institutional communication and processes, the timely resolution of issues, the sufficiency of recordkeeping, and the frequency of findings of noncompliance, to name a few. ED's administrative capability standards also include thresholds and expectations for federal student loan cohort default rates (discussed below), satisfactory academic progress, and loan

(In thousands, except per share amounts)

counseling. Failure to satisfy any of the standards may lead ED to find the institution ineligible to participate in Title IV Programs, require the institution to repay Title IV Program funds, change the method of payment of Title IV Program funds, place the institution on provisional certification as a condition of its continued participation or take other actions against the institution.

- *Three-Year Student Loan Default Rates.* To remain eligible to participate in Title IV Programs, institutions also must maintain federal student loan cohort default rates below specified levels. An institution whose three-year cohort default rate is 15% or greater for any one of the three preceding years is subject to a 30-day delay in receiving the first disbursement on federal student loans for first-time borrowers. As of September 30, 2022, Universal Technical Institute of Texas and MIAT College of Technology were subject to a 30-day delay in receiving the first disbursement on federal student loans for first-time borrowers due to a three-year cohort default rate that was 15% or greater for one of the three most recent years.

- *Financial Responsibility.* All institutions participating in Title IV Programs also must satisfy specific ED standards of financial responsibility. Among other things, an institution must meet all of its financial obligations, including required refunds to students and any Title IV Program liabilities and debts, be current in its debt payments, comply with certain past performance requirements, and not receive any adverse, qualified, or disclaimed opinion by its accountants in its audited financial statements. Each year, ED also evaluates institutions' financial responsibility by calculating a "composite score," which utilizes information provided in the institutions' annual audited financial statements. The composite score is based on three ratios: (1) the equity ratio which measures the institution's capital resources, ability to borrow and financial viability; (2) the primary reserve ratio which measures the institution's ability to support current operations from expendable resources; and (3) the net income ratio which measures the institution's ability to operate at a profit. Between composite score calculations, ED also will reevaluate the financial responsibility of an institution following the occurrence of certain "triggering events," which must be timely reported to the agency.

- *Title IV Program Rulemaking.* ED is almost continuously engaged in one or more negotiated rulemakings, which is the process pursuant to which it revisits, revises, and expands the complex and voluminous Title IV Program regulations. ED is currently managing two significant rulemaking efforts. First, between October and December 2021, ED held three rounds of negotiations as part of the Affordability and Student Loans rulemaking. The negotiators considered nine issue areas, including the borrower defense to repayment rule, closed school loan discharges and loan repayment plans. Second, between January and March of 2022, ED held three rounds of negotiations as part of the Institutional and Programmatic Eligibility rulemaking. The negotiators considered seven issue areas, including administrative capability, financial responsibility, gainful employment, change of ownership and control, ability to benefit and the 90/10 rule. On October 28, 2022, ED published a final rule amending regulations governing Pell Grants for prison education programs, the 90/10 rule, and changes in ownership and control, effective July 1, 2023. On November 1, 2022, ED published a final rule governing borrower defense to repayment rule, closed school loan discharges, pre-dispute arbitration and class action waiver clauses, interest capitalization on Federal student loans, Public Student Loan Forgiveness, total and permanent disability discharges, and false certification discharges, also effective July 1, 2023. The regulated community is awaiting proposed rules on the remaining topics covered by ED's negotiated rulemakings. We devote significant effort to understanding the effects of ED regulations and rulemakings on our business and to developing compliant solutions that also are congruent with our business, culture, and mission to serve our students and industry relationships.

Department of Veterans Affairs Benefit Programs

Some of our students also receive financial aid from federal sources other than Title IV Programs, such as the programs administered by the Department of Veterans Affairs ("VA"), the Department of Defense ("DOD") and under the Workforce Innovation and Opportunity Act.

In 2022, we derived approximately 13% of our revenues, on a cash basis, from veterans' benefits programs, which include the Post-9/11 GI Bill, the Montgomery GI Bill, the Reserve Education Assistance Program ("REAP") and VA Vocational Rehabilitation. To continue participation in veterans' benefits programs, an institution must comply with certain requirements established by the VA.

(In thousands, except per share amounts)

Other Federal and State Student Aid Programs

Additionally, some states provide financial aid to our students in the form of grants, loans or scholarships. Our Long Beach, Rancho Cucamonga and Sacramento, California campuses, for example, are currently eligible to participate in the Cal Grant program. All of our institutions must comply with the eligibility and participation requirements applicable to each of these funding programs, which vary by funding agency and program.

Consumer Protections Laws and Regulations

As a postsecondary educational institution, we are subject to a broad range of consumer protection and other laws, such as recruiting, marketing, the protection of personal information, student financing and payment servicing, enforced by federal agencies such as the FTC and CFPB and various state agencies and state attorneys general. We devote significant effort to complying with state and federal consumer protection laws.

We received a January 18, 2022 letter from the Consumer Financial Protection Bureau ("CFPB") explaining that it was assessing whether UTI "is subject to the CFPB's supervisory authority based on its activities related to student lending." The CFPB's letter then requested certain information about extensions of credit to UTI students; generally explained the source and scope of the CFPB's regulatory authority; and advised that, after it reviewed the requested materials, the CFPB "anticipates providing guidance regarding whether UTI is subject to CFPB's supervisory authority." We have provided the requested information and are awaiting further guidance, if any, from the CFPB.

We, along with 69 other proprietary institutions, received an October 6, 2021 letter from the FTC providing notice that engaging in deceptive or unfair conduct in the education marketplace violates consumer protection laws and could lead to significant civil penalties. The notice stated that an institutions receipt of the letter "does not reflect any assessment as to whether they have engaged in deceptive or unfair conduct," and the FTC did not request any information.

The CARES Act, the CRRSAA, and the ARPA

During fiscal 2020 and 2021, various pieces of legislation were issued related to the COVID-19 pandemic, including the Coronavirus Aid Relief, and Economic Security Act ("CARES Act"), the Coronavirus Response and Relief Supplemental Appropriations Act 2021 ("CRRSAA") and the American Rescue Plan Act ("ARPA"). This legislation created additional regulatory flexibilities for institutions of higher education and established the Higher Education Emergency Relief Fund to support institutions and eligible students impacted by the COVID-19 pandemic.

On March 31, 2021, ED published its Guide for Compliance Attestation Engagements of Proprietary Schools Expending Higher Education Emergency Relief Fund Grants (the "Guide"). We completed the required audit of our participation in the HEERF grant program for the year ended September 30, 2020 which was filed with the ED on July 26, 2021.

We have reviewed and implemented many of the flexibilities created by Congress and ED's guidance. We continue to review new guidance from ED and to implement available legislative and regulatory relief as applicable.

Distance Education

In response to the COVID-19 pandemic, ED provided broad approval for institutions to use distance education without going through the standard ED approval process. ED also permitted accreditors to waive their distance education review requirements. Taking advantage of these flexibilities, we transitioned our students into blended program formats, which permitted their non-clinical training to be offered online.

ED's temporary flexibilities currently remain in place and will continue through the end of the payment period that begins after the date on which the federally-declared national emergency related to COVID-19 is rescinded. However, having observed that our blended learning programs offer a range of academic, operational, and financial efficiencies, we have determined to seek the permanent approvals that will permit us to continue offering blended learning programming after the noted temporary flexibilities have expired. We also continue to work to ensure that our blended learning programming complies with applicable distance education rules and standards, including ED's new distance education rules, which became

(In thousands, except per share amounts)

effective July 1, 2021. We intend to offer our Automotive, Diesel, Automotive/Diesel, Motorcycle and Marine programs in a blended learning format on a permanent basis. Additionally, we intend to continue to invest in our blended learning platform and curriculum to further enhance the student experience and student outcomes.

To date, we have received approval from ACCSC to permanently offer blended format programs that utilize both distance and on-ground education. Additionally, we have received permanent approvals by all state education authorizing agencies to offer blended format programs.

Note 25 - Higher Education Emergency Relief Fund under the CARES Act

Fiscal 2020 HEERF I Grants for Students and for Significant Changes to the Delivery of Instruction Due to the Coronavirus under the CARES Act

In 2020, the CARES Act established the HEERF. The HEERF includes approximately $14.0 billion in relief funds to be distributed directly to institutions of higher education. The most significant portion of that funding allocation provides that $12.56 billion will be distributed to institutions using a formula based on student enrollment. Of the amount allocated to each institution under this formula, at least 50% must be reserved to provide students with emergency financial aid grants to help cover expenses related to the disruption of campus operations due to coronavirus. The remaining funds must be used "to cover any costs associated with significant changes to the delivery of instruction due to the coronavirus."

HEERF Funds for Student Grants

Per the HEERF Funding and Certification Agreements, at least 50% of HEERF funds received were to be used exclusively for emergency financial aid grants to students impacted by COVID-19, supporting their efforts to stay in school and continue their training toward graduation and future careers. In May 2020, we received approximately $16.5 million designated for student grants and deposited these funds into a separate restricted cash account. As of September 30, 2020, we had awarded all $16.5 million designated for student grants to approximately 9,000 students.

HEERF Funds for Significant Changes to the Delivery of Instruction Due to Coronavirus

In addition, in May of 2020 we were awarded approximately $16.5 million for the institutional portion of the HEERF funds. Such funds may be used to provide additional emergency financial aid grants to students, to cover institutional costs associated with significant changes to the delivery of instruction due to coronavirus, or not used at all and returned to the government. During the years ended September 30, 2020 and 2021, we drew down and utilized the HEERF Institutional funds granted to us as previously noted in our Supplemental Cash Flow disclosures.

Fiscal 2021 HEERF II Grant for Students under the CRRSAA and HEERF III Grant for Students under the ARPA

The CRRSAA includes HEERF II, which makes an additional $22.7 billion available to higher education institutions. Of this amount, private, proprietary institutions are allocated approximately $681 million. The statute permits proprietary institutions to use HEERF II funds to provide financial aid grants to students and requires that institutions prioritize the grants to students with exceptional need, such as students who receive Pell Grants. In accordance with the ED's allocation schedule, during the year ended September 30, 2021, we were granted approximately $16.8 million for purposes of funding HEERF II student grants.

The ARPA includes almost $40 billion in funding available to higher education institutions under the HEERF III. Of this amount, private, proprietary institutions are allocated approximately $396 million and may only use HEERF III funding to provide emergency financial aid grants to students. In accordance with the ED's allocation schedule, during the year ended September 30, 2021, we were granted approximately $9.9 million for purposes of funding HEERF III student grants.

As of September 30, 2022 and 2021, we awarded approximately $7.0 million and $19.7 million, respectively, in HEERF II and HEERF III grants to over 15,500 students. The HEERF II and HEERF III funds were drawn down as student grants were distributed. As the HEERF II and III programs ended in July 2022, there are no further funds to be awarded.

(In thousands, except per share amounts)

Note 26 - Subsequent Events

Revolving Credit Facility

On November 18, 2022, we entered into a $100.0 million senior secured revolving credit facility with Fifth Third Bank, a national banking association (the "Credit Facility"), which includes a $20.0 million sub facility that is available for letters of credit. The Credit Facility has a term of three years, unless earlier terminated pursuant to the terms and conditions set forth in the credit agreement.

This agreement provides that the revolver will amortize on an interest-only basis during its term with principal able to be borrowed, re-paid and re-borrowed throughout the term of the Facility and with the outstanding principal due and payable at maturity. Advances made under the Credit Facility will bear interest at a floating rate equal to, at our option, either (a) a variable rate equal to the greater of: (i) 3.5%, or (ii) the rate that the lender publicly announces, publishes or designates from time to time as its index rate or prime rate, or any successor rate thereto, in effect at its principal office, or (b) a variable rate equal to the greater of (i) 0%, or (ii) Term SOFR relating to quotations for one (1) or three (3) months, as selected by us or as otherwise set pursuant to the terms of the credit agreement, as applicable, plus, in the case of any Term SOFR loan, an adjustment equal to 0.10% if the interest period is one (1) month and 0.15% if the interest period is three (3) months. Interest in the case of tranche rate loans will be increased by an applicable margin that varies from 1.75% up to 2.25% based on our then-current total leverage ratio. On November 28, 2022, we drew $90.0 million from the credit facility in support of the closing of the Concorde acquisition.

We are also subject to certain customary affirmative and negative covenants under the credit agreement for financing generally and for the Credit Facility, including financial covenants such as total leverage ratio, a fixed charge coverage ratio, and a quick ratio. In addition, we are required to maintain a financial responsibility composite score of at least 1.4 as of the end of the fiscal year ending September 30, 2023 and of at least 1.5 as of the end of any fiscal year thereafter. Lastly, we are subject to a "clean off" provision, under which we will not permit the amount outstanding on the Credit Facility to exceed $20.0 million for a single thirty (30) consecutive day period, during the period commencing on the date of the initial draw under the Credit Facility and ending on the date which falls twenty (20) months thereafter.

Acquisition of Concorde Career Colleges, Inc.

On December 1, 2022, we completed the acquisition contemplated by the previously announced Stock Purchase Agreement (the "Purchase Agreement"), dated May 3, 2022, by and among UTI, Concorde Career Colleges, Inc., a Delaware corporation ("Concorde"); Liberty Partners Holdings 28, L.L.C., a Delaware limited liability company, and Liberty Investment IIC, LLC, a Delaware limited liability company (each a "Seller," and collectively, the "Sellers"); and Liberty Partners L.P., a Delaware limited partnership, in its capacity as a representative of the Sellers. Concorde is a leading provider of industry-aligned healthcare education programs in fields such as nursing, dental hygiene and medical diagnostics. Concorde operates 17 campuses across eight states with approximately 8,000 students, and offers its programs in ground, hybrid and online formats.

The acquisition aligns with our growth and diversification strategy, which is focused on offering a broader array of high-quality, in-demand workforce solutions which both prepare students for a variety of careers in fast-growing fields and help close the country's skills gap by leveraging key industry partnerships.

Under the terms of the Purchase Agreement, we acquired all of the issued and outstanding shares of capital stock of Concorde from the Seller for total consideration of $50.0 million in cash, subject to closing working capital adjustments. As a result, Concorde is now a wholly-owned subsidiary of UTI. The consideration paid was funded by the new Credit Facility established in November 2022.

In connection with this acquisition, we incurred transaction costs of $3.0 million during the year ended September 30, 2022, which are included in "Selling, general and administrative" expenses in the accompanying consolidated statements of operations.

As of the date of this filing, the initial accounting for the business combination, including the allocation of the purchase price to the identifiable assets acquired and the liabilities assumed, is incomplete. We have engaged a third-party specialist to assist with the valuation of the property, plant and equipment and intangible assets. We expect to disclose a preliminary allocation of the December 1, 2022 purchase price in our Form 10-Q for the three months ended December 31, 2022.

BOARD OF DIRECTORS

Robert T. DeVincenzi
Chairman of the Board
Principal Partner,
Lupine Venture Group

David A. Blaszkiewicz
Director
President & Chief Executive Officer,
Invest Detroit

George W. Brochick
Director
Executive Vice President –
Strategic Development,
Penske Automotive Group, Inc.

Jerome A. Grant
Director
Chief Executive Officer,
Universal Technical Institute, Inc.

LTG (R) William J. Lennox
Director
Former Superintendent of the
United States Military Academy at
West Point
Chief Executive Officer,
Lennox Strategies, LLC

Shannon L. Okinaka
Director
Executive Vice President,
Chief Financial Officer and
Treasurer
Hawaiian Holdings, Inc.

Loretta L. Sanchez
Director
Former Member
U.S. House of Representatives

Christopher S. Shackelton
Director
Managing Partner,
Coliseum Capital Management, LLC

Linda J. Srere
Director
Former President,
Young and Rubicam Advertising

Kenneth R. Trammell
Director
Former Executive Vice President
and Chief Financial Officer,
Tenneco, Inc.

CORPORATE OFFICERS

Jerome A. Grant
Chief Executive Officer

Troy R. Anderson
Executive Vice President,
Chief Financial Officer

Sherrell E. Smith
Executive Vice President,
Campus Operations and
Services

Bart H. Fesperman
Senior Vice President,
Chief Commercial Officer

Todd A. Hitchcock
Senior Vice President,
Chief Strategy and
Transformation Officer

Christopher E. Kevane
Senior Vice President,
Chief Legal Officer

Sonia C. Mason
Senior Vice President,
Chief Human Resources Officer

Eric A. Severson
Senior Vice President,
Admissions

Lori B. Smith
Senior Vice President,
Chief Information Officer

REQUEST FOR INVESTOR INFORMATION

Universal Technical Institute, Inc.
Investor Relations
4225 E. Windrose Drive
Suite 200
Phoenix, Arizona 85032
(623) 445-9500

The company will furnish a copy of the 2022 Annual Report on Form 10-K without charge upon a written request to the address above. In addition, the electronic version of the Annual Report can be found at www.uti.edu, under the captions Investors-Financial Information-Annual Reports. UTI has submitted the requisite certification regarding its corporate governance listing standards to the New York Stock Exchange.

Common Stock
Traded on the New York Stock Exchange under the symbol UTI

Transfer Agent
P.O. Box 43078
Providence, RI 02940-3078

Independent Accountants
Deloitte & Touche, LLP
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804





+ WHO WE ARE

Founded in 1965 and headquartered in Phoenix, Universal Technical Institute's (NYSE: UTI) mission is to serve our students, partners, and communities by providing quality education and support services for in-demand careers. Approximately 250,000 students have graduated from one of UTI's 16 campuses located across Arizona, California, Florida, Illinois, Michigan, North Carolina, New Jersey, Pennsylvania, and Texas. UTI's campuses are accredited by the Accrediting Commission of Career Schools and Colleges (ACCSC), while its employer-aligned technical training programs are offered under four brands: Universal Technical Institute, Motorcycle Mechanics Institute / Marine Mechanics Institute, NASCAR Technical Institute, and MIAT College of Technology.

For more information and a complete list of all programs offered, please visit

UTI.edu





Avondale UTI, Arizona
Avondale MMI, Arizona
Long Beach, California
Rancho Cucamonga, California
Sacramento, California
Orlando, Florida
Miramar, Florida
Lisle, Illinois
Canton, Michigan
Bloomfield, New Jersey
Mooresville, North Carolina
Exton, Pennsylvania
Austin, Texas
Dallas/Fort Worth, Texas
Houston MIAT, Texas
Houston UTI, Texas